Exhibit 1

The following summarizes certain information, including financial information, that we may disclose to prospective investors. The disclosure set forth below updates the information contained in our annual report on Form 20-F for the year ended December 31, 2018 (the “2018 Annual Report”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2019 and any other documents that we have filed or furnished with the SEC, and should be read in conjunction therewith. Except as the context otherwise may require, references in this report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 2 to our 2018 audited consolidated financial statements included in the 2018 Annual Report for a description of our significant accounting policies including our principles of consolidation. References in this report to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References in this report to “CPOs” are to CEMEX, S.A.B. de C.V.’s Certificados de Participación Ordinarios, and references to “ADSs” are to CEMEX, S.A.B. de C.V.’s American Depositary Shares.

We have approximated certain numbers in this report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

Unless the context otherwise requires, when we refer to the Perpetual Debentures (as defined below), we also include the dual-currency notes that underlie the Perpetual Debentures.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the United States federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the United States federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our business, such as, but not limited, to the energy sector;

•	competition;

•	availability of raw materials and related fluctuating prices;

•

general political, social, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, political or social developments in those markets, as well as any inherent risks to international operations;

•	the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under our material debt agreements, the indentures that govern our Senior Secured Notes (as defined below) and our other debt instruments;

•	the availability of short-term credit lines, existing in connection with market prices;

•	the impact of our below investment grade debt rating on our cost of capital;

•	loss of reputation of our brands;

•

our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost- reduction initiatives and implement our global pricing initiatives for our products;

•

the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

•	changes in the economy that affect demand for consumer goods, consequently affecting demand for our products;

•	weather conditions, including disasters such as earthquakes and floods;

•

trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (“USMCA”), if it comes into effect, and the North American Free Trade Agreement (“NAFTA”), both of which Mexico is a party to;

•	terrorist and organized criminal activities as well as geopolitical events;

•	declarations of insolvency or bankruptcy, or becoming subject to similar proceedings;

•	natural disasters and other unforeseen events; and

•	other risks and uncertainties described under “Item 3—Key Information—Risk Factors” of the 2018 Annual Report and under “Risk Factors” below.

Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the SEC.

Geographic Breakdown of Revenues for the Nine-Month Period Ended September 30, 2019

The following chart indicates the geographic breakdown of our revenues, before eliminations resulting from consolidation, for the nine-month period ended September 30, 2019.

Breakdown of Revenues by Product for the Nine-Month Period Ended September 30, 2019

The following chart indicates the breakdown of our revenues by product, after eliminations resulting from consolidation, for the nine-month period ended September 30, 2019:

RECENT DEVELOPMENTS

Recent Development Relating to Our Indebtedness

Amendments to Our Facilities Agreement

On November 4, 2019, CEMEX amended and restated by an amendment and restatement agreement its facilities agreement, dated as of July 19, 2017 and as amended and restated on April 2, 2019. These amendments include:

a.    amendments providing for an additional basket of up to U.S.$500 million exclusively for share repurchases during the life of the facilities agreement, dated as of July 19, 2017 (as amended and restated by an amendment and restatement agreement, dated April 2, 2019, and an amendment and restatement agreement, dated November 4, 2019, the “Facilities Agreement”);

b.    amendments providing for a new allowance for disposals of minority positions in subsidiaries that are not obligors under the Facilities Agreement of up to U.S.$100 million per calendar year;

c.    amendments relating to the implementation of corporate reorganizations in Mexico, Europe and for the Trinidad Cement Group (as defined in the Facilities Agreement); and

d.    amendments to the consolidated leverage ratio and the consolidated coverage ratio (as defined and calculated in the Facilities Agreement) to increase CEMEX’s flexibility, as follows:

AMENDED LEVERAGE RATIO AND COVERAGE RATIO LEVELS
Reference period ending	Consolidated leverage ratio	Consolidated coverage ratio
31-Dec-19	5.25x	2.50x
31-Mar-20	5.25x	2.50x
30-Jun-20	5.25x	2.50x
30-Sep-20	5.25x	2.50x
31-Dec-20	5.25x	2.50x
31-Mar-21	5.25x	2.50x
30-Jun-21	5.00x	2.50x
30-Sep-21	5.00x	2.50x
31-Dec-21	4.75x	2.50x
31-Mar-22	4.75x	2.50x
30-Jun-22	4.75x	2.50x
30-Sep-22	4.75x	2.50x
31-Dec-22	4.50x	2.75x
31-Mar-23	4.50x	2.75x
30-Jun-23; and each subsequent Reference Period (as defined in the Facilities Agreement)	4.25x	2.75x

Recent Developments Relating to Our Investments and Acquisitions

Increased Our Interest in CEMEX Holding Philippines, Inc.

As of December 31, 2018, CEMEX Asian South East Corporation (“CASE”), an indirect subsidiary of CEMEX, S.A.B. de C.V., directly owned 55% of CEMEX Holding Philippines, Inc.’s (“CHP”) outstanding common shares. During 2019, CASE increased its interest in CHP from 55% to 66.78% by conducting open market purchases for a total of U.S.$31.3 million. On October 17, 2019, CHP announced, in anticipation of a potential stock rights offering (“SRO”), that it has initiated the corresponding processes with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange so that the SRO can take place. Subject to having the corresponding approvals, CHP expects that the SRO will be finalized during the first quarter of 2020. It is possible that we could further increase our interest in CHP as a result of the SRO.

Forward Contracts on the Stock of GCC

During October 2019, CEMEX amended the forward contracts for shares of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”), with the purpose of extending the original tenor by an additional 12 months. The forward contracts now mature in March 2021, but may be unwound earlier at CEMEX’s option.

Recent Developments Relating to Our Regulatory Matters and Legal Proceedings

Federal Securities Class Action

On March 16, 2018, a putative securities class action complaint was filed against us and one of our members of the board of directors (CEO) and certain of our officers (CEO and CFO) in the U.S. District Court for the Southern District of New York, on behalf of investors who purchased or otherwise acquired securities of ours between August 14, 2014 to March 13, 2018, inclusive. The complaint alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) based on purportedly issuing press releases and SEC filings that included materially false and misleading statements in connection with alleged misconduct relating to the Maceo Project and the potential regulatory or criminal actions that might arise as a result. On September 14, 2018, we filed a motion to dismiss this lawsuit. During the fourth quarter of 2018, plaintiffs filed an opposition brief to this motion to dismiss and we filed a response to such opposition brief. On July 12, 2019, Judge Valerie Caproni granted our motion to dismiss the action but permitted plaintiffs an opportunity to re-plead. On August 1, 2019, plaintiffs filed a Second Amended Class Action Complaint, again based on purported false and misleading statements in connection with alleged misconduct relating to the Maceo Project and the potential regulatory or criminal actions that might arise as a result. The Second Amended Class Action Complaint altered the class period to now start on April 23, 2015, and added CLH as a party, as well as a cause of action under Section 20(b) of the Exchange Act against CLH. All of the defendants moved to dismiss the action on September 5, 2019, the plaintiffs filed an opposition brief on October 11, 2019 and the defendants filed reply briefs on November 1, 2019. We continue to deny liability and intend to vigorously defend the case. As of November 12, 2019, at this stage of the proceedings, we are not able to assess the likelihood of an adverse result to this lawsuit because of its current status and its preliminary nature, and for the same reasons we are also not able to assess if a final adverse result in this lawsuit would have a material adverse impact on our results of operations, liquidity and financial condition.

Israeli Class Action Litigation

In connection with the application filed on June 21, 2012 for approval of a class action suit against CEMEX Holdings (Israel) Ltd., alleging that concrete supplied to the plaintiffs did not meet Israel’s Standard for Concrete Strength No. 118, and that, as a result, CEMEX Holdings (Israel) Ltd. acted unlawfully toward customers who requested a specific type of concrete, on July 9, 2019, the application for approval of the class action against CEMEX Holdings (Israel) Ltd. was dismissed. No appeals were submitted prior to the October 10, 2019 deadline for appealing the judgment.

Mexican Trial Emissions Trading Program

On October 2, 2019, the Mexican Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales) (“SEMARNAT”) published the basis for a trial emissions trading program (programa de prueba del sistema de comercio de emisiones). The trial program sets forth an initial 24-month pilot phase for the adoption of the program, beginning January 1, 2020, followed by a 12-month period to transition to the operative stage, which ends on December 31, 2022. The trial program will not have any economic consequences for the participants; but after December 2022, SEMARNAT will establish emission caps per industrial sector in line with Mexico’s greenhouse gas emissions reduction targets. We will have to meet those caps through mitigation measures or acquire emission reduction certificates in the proposed market. As of the date of this filing, we cannot anticipate the impact that this new cap-and-trade scheme and the mandatory emissions caps will have on our operations in Mexico.

Philippines Environmental Class Action

In connection with the environmental class action suit in the Philippines, notified on November 19, 2018, arising from the September 2018 landslide in Naga, Cebu, Philippines, against CHP, APO Land & Quarry Corporation (“ALQC”), APO Cement Corporation (“APO”), the Mines Geosciences Bureau-Department of Environment and Natural Resources Region 7, the City Government of Naga, Cebu and the Provincial Government of Cebu, the Regional Trial Court (Branch 23) of Cebu City (the “Regional Trial Court”) issued an order dated September 30, 2019 (the “September 2019 Order”) which partially granted the affirmative defenses of the private defendants and dismissed the case against CHP and APO for failure to state a cause of action.

The court also ruled that: (i) the 22 plaintiffs who failed to sign the verification and certification against forum shopping are dropped as party plaintiffs; (ii) the subject case is not a proper class action suit, and the remaining 17 plaintiffs can only sue individually for their respective claims, not as representatives of the more than 8,000 alleged victims of the landslide incident; (iii) plaintiffs’ cause of action against ALQC for violation of Section 19(a) of Republic Act No. 10121 is dismissed; (iv) there is a misjoinder of causes of action between the environmental suit and the damage suit; and (v) the damage suit of the remaining plaintiffs will proceed separately upon payment of the required docket fees within 30 days from receipt of the September 2019 Order, otherwise, the case for damages will be dismissed.

Board of Directors

Set forth below are the names, positions and ages of the members of CEMEX, S.A.B. de C.V.’s board of directors as of September 30, 2019 and their experience as of December 31, 2018.

Name, Position (Age)	Experience
Rogelio Zambrano Lozano Chairman Non-Independent Director (Male - 62)

Mr. Zambrano Lozano has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since 1987 and Chairman of CEMEX, S.A.B. de C.V.’s Board of Directors since May 15, 2014. Currently, he is a member of the Board of Directors of Carza, S.A. de C.V., a member of the advisory board of Citibanamex, a member of the regional council of Banco de México and a member of the Mexican Business Council (Consejo Mexicano de Negocios) and the Instituto Tecnológico y de Estudios Superiores de Monterrey. He is also a visiting professor at Instituto Tecnológico y de Estudios Superiores de Monterrey.

With his vast experience and knowledge in the construction, building materials and real estate sectors, since his appointment as Chairman of the Board of CEMEX, S.A.B. de C.V., Mr. Zambrano has focused on strengthening corporate governance practices and guiding the business strategy to enhance the operational and financial performance of CEMEX at a global level, based on the commitment to create long-term value for all CEMEX’s stakeholders.

He was President of CEMEX, S.A.B. de C.V.’s Finance Committee from 2009 until March 2015 and he was also Chairman of CEMEX México, S.A. de C.V.’s (“CEMEX México”) Board of Directors until February 2017.

He holds an Industrial and Systems Engineering degree from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an M.B.A. from the Wharton Business School of the University of Pennsylvania (1980).

He is a grandson of the late Mr. Lorenzo Zambrano Gutiérrez, one of CEMEX, S.A.B. de C.V.’s founders, and a son of Mr. Marcelo Zambrano Hellion, who was a member of CEMEX, S.A.B. de C.V.’s Board of Directors from 1957 until his passing away and Chairman of the Board of Directors from 1979 to 1995. He has a family relationship with Tomás Milmo Santos, Ian Christian Armstrong Zambrano and Marcelo Zambrano Lozano, who are all members of CEMEX, S.A.B. de C.V.’s Board of Directors.

Fernando Ángel González Olivieri Non-Independent Director (Male - 64)	See “Item 6—Directors, Senior Management and Employees—Senior Management and Directors—Senior Management” in the 2018 Annual Report.

Marcelo Zambrano Lozano Non-Independent Director (Male - 64)	Mr. Zambrano Lozano has been a member of the Board of Directors of CEMEX, S.A.B. de C.V. since March 31, 2017 and a member of the Sustainability Committee of CEMEX, S.A.B. de C.V. from July 27, 2017 to the present date. He is a founding partner and Executive Chairman of the Board of

Name, Position (Age)	Experience

Directors of Carza, S.A. de C.V., a recognized construction company in the residential, commercial and industrial sectors. Currently, he is also a member of the boards of directors of Green Paper (formerly Productora de Papel, S.A. de C.V.), Fibra Inn (a trust that has securities trading in Mexico and in the U.S.), Nacional Financiera (NAFIN) Nuevo León Delegation, Grupo Vigia, S.A. de C.V. and Fundación Treviño Elizondo. Furthermore, he is a member of the General Council of Universidad de Monterrey, A.C. (UDEM) and of the General Board of Telmex. He is also an alternate member of the Board of Directors of AF Banregio, S.A. de C.V., SOFOM, E.R., Banregio Grupo Financiero and of Banregio Grupo Financiero, S.A.B. de C.V., which is a publicly listed company in Mexico.

His detailed knowledge of the real estate and construction industries, as well as the construction materials sector, provides the CEMEX, S.A.B. de C.V. Board of Directors with an extensive view of the main trends in the sector, thus helping CEMEX to anticipate and satisfy the needs of customers in each of the market segments CEMEX participates in.

He graduated with a degree in Marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Mr. Zambrano Lozano has a familial relationship with Mr. Rogelio Zambrano Lozano, Chairman of CEMEX, S.A.B. de C.V.’s Board of Directors, Tomás Milmo Santos and Ian Christian Armstrong Zambrano, both members of CEMEX, S.A.B. de C.V.’s Board of Directors.

Tomás Milmo Santos (Male – 54) Non-Independent Director

Mr. Milmo Santos has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since 2006. Currently, he is Chairman of the Board of Directors and CEO of Grupo Perseus, a company focused on the energy sector, as well as Vice President of the Board of Directors of Thermion Energy Group. He is Co-Chairman of the telecommunications company Axtel, S.A.B. de C.V. (a publicly listed company in Mexico) and member of the Board of Directors of Promotora Ambiental, S.A. Likewise, he is a member of the directive board of the Instituto Tecnológico y de Estudios Superiores de Monterrey and Chairman of the Board of Directors of Tec Salud and Alianza Educativa por Nuevo León, a non-profit organization.

Mr. Milmo Santos is an entrepreneur with decades of experience in the industrial, energy and telecommunications sectors, which provides to the CEMEX, S.A.B. de C.V. Board of Directors insight into the various markets where CEMEX, S.A.B. de C.V. operates around the world.

He served as an alternate member of CEMEX, S.A.B. de C.V.’s Board of Directors from 2001 to 2006, member of the CEMEX, S.A.B. de C.V.’s Finance Committee from 2009 to 2015, and a member of the Board of Directors of CEMEX México until 2017.

He graduated with a degree in economics from Stanford University.

Name, Position (Age)	Experience
Mr. Milmo Santos has a family relationship with Rogelio Zambrano Lozano, Chairman of CEMEX, S.A.B. de C.V.’s Board of Directors, and Marcelo Zambrano Lozano, member of CEMEX, S.A.B. de C.V.’s Board of Directors.

Ian Christian Armstrong Zambrano Non-Independent Director (Male - 39)

Mr. Armstrong Zambrano has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since March 26, 2015, and a member of the Sustainability Committee of CEMEX, S.A.B. de C.V. since it was established on September 25, 2014. Currently, he is a founding partner and President of Biopower, which provides the private and public sectors with voltage optimization solutions and services related to quality of energy, as well as a founding member of RIC Energy Mexico, which is a qualified energy services provider and power generator. Mr. Armstrong Zambrano is also member of the Boards of Directors of Tec Salud and Fondo Zambrano Hellión.

With his experience in the financial and energy sectors, Mr. Armstrong Zambrano has advised and carried out several projects with leading multinational companies in Mexico. Thus, in addition to contributing his knowledge to CEMEX, S.A.B. de C.V.’s Sustainability Committee to evaluate energy projects, he provides strategic guidance to the CEMEX, S.A.B. de C.V. Board of Directors for the development and global expansion of CEMEX.

He had previously been a provisional member of CEMEX, S.A.B. de C.V.’s Board of Directors since May 15, 2014 until March 2015 and was Vice President of Promotion and Analysis at Evercore Casa de Bolsa.

Mr. Armstrong Zambrano is a graduate in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and holds an M.B.A. from the IE Business School.

He has a familial relationship with Rogelio Zambrano Lozano, Chairman of CEMEX, S.A.B. de C.V.’s Board of Directors, and Marcelo Zambrano Lozano, a member of CEMEX, S.A.B. de C.V.’s Board of Directors.

Armando J. García Segovia Independent Director (Male - 67)	Mr. García Segovia has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since 1983 and a member of the Sustainability Committee of CEMEX, S.A.B. de C.V. since it was established on September 25, 2014. Currently, he is the alternate director of the board of Grupo Cementos de Chihuahua, S.A.B. de C.V., member of the Board of Directors of Hoteles City Express, S.A.P.I. de C.V. and of Innovación y Conveniencia, S.A. de C.V. (formerly Grupo Chapa, S.A. de C.V.). He is also a member of the Board of Directors of Universidad de Monterrey, A.C. (UDEM), Unidos para la Conservación, Pronatura Noreste, A.C. and Vice President of the Patronato del Museo de la Fauna y Ciencias Naturale, A.B.P., as well as member of the Consejo de Participación Ciudadana de Parques y Vida Silvestre de Nuevo León. Mr. García Segovia is also honorary consul in Monterrey of the Kingdom of Denmark. He is also founder and Chairman of the Board of Directors of Comenzar de Nuevo, A.C.

Name, Position (Age)	Experience

He brings to the CEMEX, S.A.B. de C.V. Board of Directors a considerable level of detailed knowledge of different aspects of CEMEX, as well as a commitment to the care and conservation of nature, which allows him to make significant contributions to the constant strengthening of CEMEX’s sustainability policy, a central component of CEMEX’s business strategy focused on creating long-term value.

He initially joined CEMEX in 1975, was employed at Cydsa, S.A. from 1979 to 1981, at Conek, S.A. de C.V. from 1981 to 1985 and rejoined CEMEX in 1985. During his second stint at CEMEX, he occupied multiple positions from 1985 to March 2010, being Director of Operations, Strategic Planning, Corporate Services and Affiliates, Development, and also Executive Vice President of Development, and of Technology, Energy and Sustainability. He was also Vice President of the Mexican Employers’ Association (Confederación Patronal de la República Mexicana or “COPARMEX”), member of the Board and former Chairman of the Private Sector Center for Sustainable Development Studies (Centro de Estudios del Sector Privado para el Desarrollo Sustentable), former Chairman of COPARMEX Nuevo León, Chairman and member of the Board of Directors of Gas Industrial de Monterrey, S.A. de C.V., served as Chairman of an Advisory Board of the School of Engineering and Information Technology of the Instituto Tecnológico y de Estudios Superiores de Monterrey, a member of the Board of Directors of the World Environmental Center and President of the Advisory Council of Flora y Fauna del Estado de Nuevo León, A.C.

He is a graduate of the Instituto Tecnológico y de Estudios Superiores de Monterrey with a degree in Mechanical Engineering and Administration and holds an M.B.A. from the University of Texas.

He has a familial relationship with Rodolfo García Muriel, a member of CEMEX, S.A.B. de C.V.’s Board of Directors.

Rodolfo García Muriel Independent Director (Male - 74)

Mr. García Muriel has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since 1985, a member of the corporate practices and finance committee since March 26, 2015 and member of the audit committee since March 31, 2016. He is Chief Executive Officer of Compañía Industrial de Parras, S.A. de C.V., Chairman of the Board of Directors of Grupo Romacarel, S.A.P.I de C.V., a member of the Board of Directors of Comfort Jet, S.A. de C.V., a member of the Regional Board of Directors of Grupo Financiero Banamex and a member of the directive board of the National Chamber of the Textile Industry (Cámara Nacional de la Industria Textil).

Name, Position (Age)	Experience

He is a business leader with a long history as a founder, director and president of many different companies in the manufacturing, construction, transport and communications industries, among others, thereby contributing his vast experience to CEMEX, S.A.B. de C.V.’s Board of Directors wide vision of the global business environment.

He was a member of CEMEX, S.A.B. de C.V.’s Finance Committee from 2009 until March 2015, as well as a member of CEMEX México’s Board of Directors until February 2017.

He graduated with a degree in Electric Mechanical Engineering from the Universidad Iberoamericana and completed a specialized program in Business Administration at Harvard University and at the Anderson School of the University of California in Los Angeles (UCLA).

Mr. García Muriel has a familial relationship with Mr. Armando J. García Segovia, a member of CEMEX, S.A.B. de C.V.’s Board of Directors.

Dionisio Garza Medina Independent Director (Male - 65)

Mr. Garza Medina has been a member of CEMEX, S.A.B. of C.V.’s Board of Directors since 1995, and on March 26, 2015 he was appointed member and president of the corporate practices and finance committee. He is founder, Chairman of the Board of Directors and CEO of TOPAZ, S.A.P.I. de C.V., a company dedicated to the energy, education and real estate sectors. Currently, he is also a member of the Board of Directors of ABC Holding, S.A.P.I. of C.V. and of Autlán, S.A.B. of C.V. (a publicly listed company in Mexico).

With his extensive business experience and in-depth knowledge of the energy, oil and education sectors, the economy and global markets in general, Mr. Garza Medina brings to CEMEX, S.A.B. de C.V.’s Board of Directors a strategic vision that contributes to the achievement of CEMEX’s business objectives, including the constant strengthening and improvement of CEMEX’s corporate governance practices.

Mr. Garza Medina developed his professional career at ALFA, S.A.B. de C.V., where he held senior executive positions for 35 years, including Chief Executive Officer and Chairman of the Board of Directors, until he retired in March 2010. He was also Chairman of the Board of the University of Monterrey, A.C. for 13 years, as well as member of the Advisory Committee of the David Rockefeller Center for Latin American Studies at Harvard University, the Advisory Council of the Stanford University School of Engineering and the Latin American Advisory Board of the Harvard Business School, where he was President in 2009. He has served as Chairman of the Corporate Practices Committee of CEMEX, S.A.B. of C.V. since 2009.

Mr. Garza Medina graduated as an industrial engineer and holds a Master’s degree in Industrial Engineering from Stanford University, where he earned the F. Terman Award. He also holds an M.B.A. from Harvard University.

Name, Position (Age)	Experience
Francisco Javier Fernández Carbajal Independent Director (Male - 64)

Mr. Fernández Carbajal has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since February 2012. On March 26, 2015, he was appointed as a member of CEMEX, S.A.B. de C.V.’s audit committee, corporate practices and finance committee and, on April 28, 2016, was elected by CEMEX, S.A.B. de C.V.’s Board of Directors to participate in its Sustainability Committee. He remains a member of these committees. Mr. Fernández Carbajal is also the current Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V., a privately held company that provides investment management and central administrative services. Furthermore, Mr. Fernández Carbajal is a member of the Board of Directors of the following public companies: Alfa, S.A.B. de C.V., Fomento Económico Mexicano, S.A.B. de C.V. and VISA, Inc. (a company that is publicly listed in the United States)

He has a 38-year business career that has allowed him to gain substantial knowledge in relation to payment systems, financial services and senior leadership experience from his tenure in Grupo Financiero BBVA Bancomer, Mexico´s largest financial services company, in which he served in a diverse array of senior executive roles, including Executive Vice President of Strategic Planning, Deputy President of Systems and Operations, Chief Information Officer, Deputy President and Chief Financial Officer.

His background and career related to the payments and financial services industry enables him to bring a global perspective to CEMEX, S.A.B. de C.V.’s Board of Directors and to provide relevant insights in relation to strategic planning, operations and management and an enhanced understanding of risk management of large, complex organizations. In addition, as the Chief Financial Officer of a large publicly traded company, and through his board and committee membership in several large companies in Mexico and the United States, he has accumulated extensive experience in corporate finance and accounting, financial reporting and internal controls, and human resources and compensation, which contributes to his service on CEMEX, S.A.B. de C.V.’s Board of Directors.

He graduated with a degree in Electric Mechanical Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and holds an M.B.A. from Harvard Business School.

Armando Garza Sada Independent Director (Male - 62)	Mr. Garza Sada has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors and corporate practices and finance committee since March 26, 2015. Mr. Garza Sada is currently the Chairman of the Board of Directors of ALFA, S.A.B. de C.V., a public company with a business portfolio that includes refrigerated food, petrochemicals, aluminum auto parts, IT and communications, and hydrocarbons, with operations in 28 countries. Currently, he is a member of the Board of Directors of Alpek, S.A.B. de C.V., Axtel, S.A.B. de C.V., BBVA Bancomer, Nemak, S.A.B. de C.V., El Puerto de Liverpool, S.A.B. de C.V., Grupo Lamosa, S.A.B. de C.V., Fomento

Name, Position (Age)	Experience

Económico Mexicano, S.A.B. de C.V. and Grupo Proeza, S.A.P.I. de C.V., all of which are public companies, as well as Instituto Tecnológico y de Estudios Superiores de Monterrey.

The performance at the highest corporate level of Mr. Garza Sada in companies in the manufacturing sectors provides CEMEX, S.A.B. de C.V.’s Board of Directors a unique insight on the global economic and commercial landscape, thus allowing the constant improvement of CEMEX’s business strategy.

He also has participated in university and think tank boards, thus developing some knowledge of education and economic development. Mr. Garza Sada holds a Bachelor’s degree from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

David Martínez Guzmán Independent Director (Male - 62)

Mr. Martínez Guzmán has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since March 26, 2015. Mr. Martínez Guzmán is the Principal and founder of Fintech Advisory Inc., successor of Fintech, Inc., and managing director of its London subsidiary Fintech Advisory, Ltd. He currently serves on the boards of Mexican companies Alfa, S.A.B. de C.V., Vitro, S.A.B. de C.V., ICA Tenedora, S.A. de C.V., as well as the board of Sabadell Bank in Spain, all of which are public companies.

He brings extensive knowledge and expertise in the financial sector and global markets to CEMEX, S.A.B. de C.V.’s Board of Directors, which allows Mr. Martínez Guzmán to provide significant guidance regarding CEMEX’s financial strategy and contribute directly to CEMEX’s business strategy focused on regaining CEMEX’s investment grade credit metrics.

After receiving his M.B.A. in 1984, Mr. Martínez Guzmán joined Citibank, N.A. in New York in the Latin America Sovereign Restructuring unit, where he helped coordinate the 1984 Argentina Financing Plan and subsequent restructuring.

In 1987, he formed Fintech in New York to trade and structure transactions in both sovereign and corporate debt of emerging economies and is recognized as one of the earliest participants in the secondary market for these securities. Since its formation, Fintech has participated in most of the sovereign debt restructurings around the world, starting with the Brady Plan in the 1980s, which was developed to provide substantial debt relief to countries suffering from economic stagnation and to stimulate growth and enable those countries to regain access to global capital markets.

In the corporate sector, over the last three decades, Mr. Martínez Guzmán has consistently pursued high-value strategic investments through numerous restructurings across various industries in Latin America, forging partnerships with local shareholders and management. Over the last decade, Mr. Martínez Guzmán has also pursued strategic investments in the

Name, Position (Age)	Experience

Eurozone periphery. His involvement in the region also includes active participation in the recapitalization process of systemically important banks in Greece, Spain and Italy.

Mr. Martínez Guzmán holds a Master’s degree in Business Administration from Harvard Business School. He holds a Bachelor of Arts degree in Philosophy from the Universitas Gregoriana in Rome, Italy, and a Bachelor of Science degree in Mechanical and Electrical Engineering from the Universidad Nacional Autónoma de México.

Everardo Elizondo Almaguer Independent Director (Male - 75)

Mr. Elizondo Almaguer has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since March 31, 2016. Mr. Elizondo is a professor of economics and international finance at EGADE Business School of the Instituto Tecnológico y de Estudios Superiores de Monterrey. He is also a professor of monetary policy in the School of Economics of the Universidad Autónoma de Nuevo León. Currently, he is a member of the Board of Directors of the following public companies: Grupo Financiero Banorte, S.A.B. de C.V.’s, Autlán, S.A.B. de C.V., Rassini, S.A.B. de C.V., Gruma, S.A.B. de C.V. and Grupo Senda Autotransporte, S.A. de C.V.

With his renowned career as a financial analyst, exemplary public official and university scholar, Mr. Elizondo Almaguer brings to CEMEX, S.A.B. de C.V.’s Board of Directors an extensive knowledge of the financial system and the macroeconomic environment at the international level, contributing to the strategy design and business initiatives to enhance CEMEX’s growth. In particular, he is being proposed as the President of CEMEX, S.A.B. de C.V.’s audit committee, where he qualifies as a “financial expert” for purposes of the Sabarnes-Oxley Act of 2002, as a result of the expertise he has gained through experience in, and an understanding of, internal control over financial reporting, as well as oversight of independent auditors in companies that have been publicly listed in Mexico and in the United States, with respect to the preparation, auditing or evaluation of financial statements, which is supplemented with several decades of experience in the banking/finance industry and academia.

He was the director for economic studies at Alfa, S.A.B. de C.V. and Grupo Financiero BBVA Bancomer, S.A. de C.V. Additionally, he founded and was the director of the Graduate School of Economics of the Universidad Autónoma de Nuevo León and he was deputy governor of the Banco de México from 1998 to 2008.

Mr. Elizondo Almaguer is a graduate in Economics from the Universidad de Nuevo León, and holds a Master’s degree in Economics from the University of Wisconsin-Madison and a certificate from Harvard’s International Tax Program.

Ramiro Gerardo Villarreal Morales Non-Independent Director (Male - 71)	Mr. Villarreal Morales has been a member of the Board of Directors of CEMEX, S.A.B. de C.V. since 2017. He is currently also a member of the Board of Directors of Grupo

Name, Position (Age)	Experience

Cementos de Chihuahua, S.A.B. de C.V., the real estate development company Vinte Viviendas Integrales, S.A.B. de C.V. and Banco Bancrea, S.A. Institución de Banca Multíple, all of which are public companies.

With his vast knowledge and experience within CEMEX, Mr. Villarreal Morales offers the CEMEX, S.A.B. de C.V.’s Board of Directors key guidance in regulatory and legal matters, as well as extensive knowledge related to corporate governance and financial transactions issues.

Mr. Villarreal Morales has more than 50 years of professional experience in the legal and financial fields. He joined CEMEX in 1987 as General Legal Director and served in different positions, including Executive Vice President of Legal, Advisor to the Chairman of the Board of Directors and the Chief Executive Officer of CEMEX until December 2017. Prior to this, he served as General Director of Banca Regional de Banpaís, a financial institution where he was responsible for the operation of the bank’s 121 branches, and, until February 2012, he was the secretary of the Board of Directors of Enseñanza e Investigación Superior, A.C., a non-profit company that manages the Instituto Tecnológico y de Estudios Superiores de Monterrey. Likewise, he served as Secretary of CEMEX, S.A.B. de C.V.’s Board of Directors from 1995 to March 30, 2017 and was the Secretary of CEMEX México’s Board of Directors until February 2017.

He graduated with a degree in Law with honorary citation from the Universidad Autónoma de Nuevo León and received a Master’s of Science degree in Finance from the University of Wisconsin-Madison, where he was appointed to the honor roll.

Gabriel Jaramillo Sanint Independent Director (Male - 70)

Mr. Jaramillo Sanint has been a member of CEMEX, S.A.B. de C.V.’s Board of Directors since 2018. Currently, he is also a member of the boards of Minerva Foods (Brazil), Phoenix Group (USA) and the non-profit organization Medicines For Malaria Ventures, based in Geneva, Switzerland, and founded and manages a program of sustainable economic development in the Orinoco Basin in Colombia.

With an outstanding 35-year career in the financial sector and in the field of philanthropy, being mainly focused on the health sector, as well as a deep knowledge of the overall U.S. and SCA&C regions, Mr. Jaramillo Sanint not only brings to CEMEX, S.A.B. de C.V.’s Board of Directors an extensive experience in financial matters, but also in corporate social responsibility, one of the pillars of CEMEX’s global business strategy to achieve sustainable growth and create long-term value.

Among other positions, he was a member of the Board of Directors of CEMEX Latam Holdings, S.A. He also served as Chairman of the Board of Directors and CEO of Santander USA (Sovereign Bank), Banco Santander Brasil, Banco Santander Colombia and CEO of Citibank Mexico and Citibank Colombia.

Name, Position (Age)	Experience

After his retirement, he has concentrated on philanthropic work in Global Health, leading the transformation of the Global Fund to Fight AIDS, TB and Malaria. As a consequence of the turnaround, the Global Fund raised $13 billion from 2017 to 2020.

Mr. Jaramillo Sanint holds an M.B.A. and Bachelor’s degree in Marketing from California State University. In 2015, Mr. Jaramillo received honorary degrees from Universidad Autonoma de Manizales and North Eastern University.

Isabel María Aguilera Navarro Independent Director (Female – 59)

Mrs. Aguilera Navarro is an independent consultant and also an associate professor at the ESADE Business School in Barcelona. She is a member of the Board of Directors of the following public companies: Oryzon Genomics, S.A. since November 2015, LAR Spain Real Estate SOCIMI, S.A. since June 2017 and the Italian bank Banca Farmafactoring S.p.A. (BFF) since April 2018. In 2015, Mrs. Aguilera Navarro became a member of the Board of Directors of the non-listed company Egasa.

With her vast experience and extensive knowledge of multinational corporations, Mrs. Aguilera Navarro brings to the CEMEX, S.A.B. de C.V. Board of Directors guidance and strategic vision which contributes to its business strategy and to enhancing CEMEX, S.A.B. de C.V.’s objectives at a global level, including the constant strengthening of information technology and digitalization efforts.

Mrs. Aguilera Navarro was President of General Electric (GE) Spain and Portugal from 2008 to 2009, General Manager of Google Inc. Spain and Portugal (now Alphabet) from 2006 to 2008, Operations Director of NH Hotel Group SA from May 2002 to June 2005 and General Director of Dell Computer Corporation for Spain, Italy and Portugal, from March 1997 to May 2002. The Financial Times named her one of the 25 most important executive women in Europe, while Fortune Magazine rated her as one of the 50 leading women in the world.

Mrs. Aguilera Navarro was also a member of the Board of Directors of Indra Sistemas, S.A. from 2005 to 2017, Banco Mare Nostrum (BMN) from 2013 to 2017, Emergia Contact Center, S.L. from 2011 to 2015, Aegon Spain from 2014 to 2016 and Laureate Education Inc. from 2002 to 2006.

She has also served as a Counselor to several Spanish non-profit organizations, such as the Companies Institute (Instituto de Empresa) and the Association for Management Progress (Asociación para el Progreso de la Gestión). She was a member of the Advisory Board of Farmaindustria, Ikor and Pelayo Mutua de Seguros and a business entrepreneur from 2009 to 2012 at Twindocs International.

Name, Position (Age)	Experience
Mrs. Aguilera Navarro has a degree in Architecture and Urban Planning from the Escuela Técnica Superior de Arquitectura de Sevilla (ETSA) and a Master’s degree in business administration from the IE Business School. Mrs. Aguilera Navarro participated in the Program for General Management by the IESE Business School and the Program for Senior Management of Leading Companies by the San Telmo Institute.

RISK FACTORS

We are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, regulatory, financial and climate conditions, as well as risks related to ongoing legal proceedings and investigations. The following risk factors, as well as the risk factors described under “Item 3—Key Information —Risk Factors” of the 2018 Annual Report, are not the only risks we face, and any of the risk factors described below and in the 2018 Annual Report could significantly and adversely affect our business, results of operations or financial condition.

Economic conditions in some of the countries where we operate and in other regions or countries may adversely affect our business, financial condition, liquidity and results of operations.

Our results of operations are highly dependent on the results of our operating subsidiaries worldwide, including those in the United States, Mexico, South, Central America and the Caribbean (“SCA&C”), Europe, Asia, the Middle East and Africa (“AMEA”), as described in “Item 4—Information on the Company—Business Overview” of our 2018 Annual Report. Accordingly, the economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition, liquidity and results of operations worldwide.

For a geographic breakdown of our revenues for the nine-month period ended September 30, 2019, see “Geographic Breakdown of Revenues for the Nine-Month Period Ended September 30, 2019” above.

Following a broad-based upswing in cyclical growth that lasted nearly two years, the global economy grew 3.8% in 2017 and 3.6% in 2018 according to the International Monetary Fund (“IMF”), and global economic growth decelerated in the second half of 2018. We believe that as of the date hereof, the slowdown in economic activity was primarily due to an increase in trade tensions and tariff hikes between the United States and China, a decline in business confidence, a tightening of financial conditions and higher policy uncertainty across many economies. In this context, a combination of country and sector specific factors further reduced economic momentum.

According to the IMF, growth of the global economy is now forecasted at 3% for 2019. We believe that as of the date hereof, the possible main downside concerns include: (i) continuing escalation of trade tensions between the United States and China and the resulting shift toward protectionist policies; (ii) a sharper-than-expected slowdown of financial conditions in China; (iii) economic vulnerability of emerging market economies; (iv) deflation risk, revived by slower global growth and the drop in core inflation across advanced and emerging market economies; (v) the recent expansionary monetary policy of the United States Federal Reserve (the “Fed”) and European Central Bank (the “ECB”) that could foster financial vulnerabilities in advanced economies, increase risk aversion with respect to emerging markets, increase volatility in financial markets and affect foreign exchange markets; (vi) economic and political uncertainty in Latin America; (vii) the Brexit process and Germany’s slowdown in Europe; and (viii) geopolitical risks in the Middle East, Persian Gulf and other regions experiencing political turmoil, including the current situation in Syria. The materialization of any of these concerns may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Furthermore, the trade dispute between the United States and China continues to escalate, with the United States recently increasing tariffs by 10% on an additional $300 billion worth of imports from China and China’s devaluation of the Yuan, resulting in financial volatility. A worsening of trade conditions could not only increase uncertainty and have a direct impact on trade and investment, but also on global economic growth and financial conditions. In addition, the United States’ trade war could extend to Europe and negatively affect economic growth in Europe.

In July 2019, as economic conditions appear to have deteriorated and measures of core inflation decelerated, the Fed reduced short-term interest rates for the first time since the current expansion began. There is a risk that delays in further reductions of short-term interest rates could rattle financial markets, which could result in an economic deceleration. The yield curve inversion has put many market participants on notice, as many models have recorded significant increases in the probability of a recession in 2020. In addition, a tightening of lending standards could hurt investments, and therefore have an impact on the construction and housing sectors. The United States housing sector supply constraints, associated in part with labor shortages, could be exacerbated by a slower pace of growth in housing starts, which would have an impact in our sales. Conversely, if growth improved rapidly, there is a risk that a slower than expected pace of increase in interest rates could result in inflation acceleration and the de-anchoring of inflation expectations, possibly leading to swift monetary policy tightening and a potential recession in the United States.

In the United States, the recent budget agreement for the fiscal years 2020 and 2021, and the suspension of the debt ceiling caps until 2021, is a positive development that is expected to provide certainty during an otherwise extremely polarized election cycle during 2020. The lack of agreement on an infrastructure plan casts concerns over reauthorization of the Fixing America’s Surface Transportation Act, and though some positive steps have been taken, such as the introduction of America’s Transportation Infrastructure Act in the Senate, the issue adds downside risk to post-2020 cement sales. Furthermore, multiple other policy-related items, such as the possible commencement of impeachment proceedings against President Trump, the fiscal deficit and national debt, taxes and foreign relations, among others, could undermine consumer confidence and investment prospects in the United States. Combined, these uncertainties could have a material adverse impact not only on our financial condition, business and results of operations in the United States, but also on our operations worldwide.

In China, the negative effects of escalating tariffs and a slowdown in demand have added pressure to an economy already in the midst of a structural slowdown and in need of regulatory strengthening to rein in high dependence on debt. In response to the 2018 slowdown, the extent of financial regulatory tightening was limited, although there was an injection of liquidity through cuts in bank reserve requirements and a reduction of personal income tax and value-added tax for small and medium sized companies. Nevertheless, if trade tensions fail to ease, economic activity may fall short of expectations. Furthermore, excessive stimulus to support near-term growth through a loosening of credit standards or a resurgence of shadow banking activity and off-budget infrastructure spending, would heighten financial vulnerabilities, reduce the availability of monetary policy tools in the future and raise downside risk to medium-term growth. The consequences of weaker economic performance and increased policy uncertainty in China, could affect our financial condition, business, liquidity and results of operations.

Many emerging market economies have experienced periods of high financial volatility over the past few years. Some large commodity exporters and stressed economies also experienced substantial exchange rate movement. Many countries in this group remain vulnerable to sudden shifts in global market sentiment. The risk of new episodes of market volatility, increased risk aversion and capital outflows from emerging markets continues, which could cause emerging markets’ currencies to further depreciate. The high level of U.S. Dollar-denominated corporate indebtedness in emerging markets constitutes an additional source of instability. Also, emerging markets would face higher global risk premiums and substantial capital outflows, putting particular pressure on economies with domestic debt imbalances. The risk of contagion effect across emerging markets could be significant and have an adverse effect on our business and on our financial condition, liquidity and results of operations.

Slower global growth and the drop in core inflation across advanced and emerging market economies have revived concerns about disinflationary spirals. Lower inflation and entrenched lower inflation expectations could increase debt service difficulties for borrowers, weigh on corporate investment spending, and limit the monetary policy tools available to central banks to counter economic downturns, meaning that growth could be persistently lower for any given adverse shock. The materialization of any of these concerns may have an adverse effect on our business and on our financial condition, liquidity and results of operations.

As a result of a general election in Mexico in 2018, a new federal government and Mexican National Congress led by the new president’s political party have taken office. As is the case with most changes in administration, there is uncertainty regarding the impact of this new government’s economic and public policies and the impact any policies could have on the economy of Mexico, including on interest rates and exchange rates, in attracting or maintaining foreign investment in Mexico and in the regulatory and institutional framework of the country, which could affect our financial condition, business, liquidity and results of operations, particularly in Mexico.

In Mexico, economic activity has been significantly weaker than expected during the first half of 2019. The Mexican economy has been largely held back by falling private investment, mainly caused by a decline in business confidence due to external and domestic uncertainties, industrial activity weakness due to a sharp slowdown in the mining and construction sectors, stagnation of the manufacturing sector and a further slowdown of private consumption. In addition, the disbursement of the 2019 public budget has been lower than expected, resulting in low public investment, particularly in the construction sector.

Mexico faces significant risks due to a challenging economic outlook for the remainder of 2019 and for 2020, with the main short-term risks for Mexico’s economic outlook being: (i) further declines in oil production, which could affect the mining sector and tax revenues; (ii) a downgrade of PEMEX’s debt rating or a requirement to restructure PEMEX, which could undermine fiscal stability and Mexico´s sovereign debt rating; (iii) no increases of private investment due to uncertainty in government policies; (iv) further decreases in private consumption as a consequence of a slowdown in job creation and remittance inflows; and (v) a further contraction of construction activity, as a result of a reallocation of public funds from the infrastructure sector to the energy sector, changes to the Mexican Housing Program (Programa Nacional de Vivienda), and a larger than expected decrease in domestic demand for our products. In addition, Mexico’s economic outlook could be affected if any of the following external factors materialize: (i) any deterioration of the United States growth outlook; (ii) escalation of global trade protectionism, including the risk of tariff impositions; and (iii) further delays of the United States-Mexico-Canada Agreement (the “USMCA”) ratification by Canada and the United States. The materialization of any of these risks could have an adverse effect on our business, financial condition, liquidity and results of operations.

The laws and regulations to which we are subject in Mexico, and interpretations thereof, may change, sometimes dramatically, as a result of a variety of factors beyond our control, including political, economic, regulatory or social events. In May 2019, the Mexican Federal Labor Law (Ley Federal del Trabajo) and other related regulations were amended and repealed in matters of labor justice, right of the employees to organize and collective bargaining agreements. Pursuant to such amendments, among others, new labor authorities and courts were created, new bargaining procedures were implemented and provisions related to the employees’ freedom of association and organization, collective bargaining agreements, and rules against labor discrimination were issued or amended. We cannot assure you that these changes will not adversely affect our business, financial condition, results of operations and prospects. Additionally, in August 2019, the new Mexican Law for the Termination of Ownership (Ley de Extinción de Dominio) was enacted. This new law is applicable in the whole country and it grants the authority to the Mexican federal government to terminate the ownership of real estate property if illicit activities are performed on such real estate properties. Therefore, if any illicit activities are performed on our real estate property (even without our knowledge or control), we could be deprived of our ownership rights and would not be compensated accordingly.

In Colombia, economic activity is recovering at a modest pace, supported by low inflation, stable interest rates and a solid financial system. However, increasing unemployment and negative consumer confidence have weighed on the recovery of personal consumption. Public investment is expected to remain subdued in coming years, as the Fiscal Law’s deficit goal is set as 1% of gross domestic product (“GDP”) by 2024, from 2.7% of GDP in 2019. A new tax reform will be required to achieve the deficit target, as government tax revenues are expected to decrease for 2020. Externally, lower than expected global growth, amid rising protectionism, have weighed on export growth. According to the Central Bank of Colombia, during 2019, the current account deficit is expected to increase above 4.0%, a level that leaves the country vulnerable to large capital outflows. As of September 30, 2019, the recent depreciation of the Colombian peso, the uncertainty linked to tax reform and the announcement of a new armed offensive by former members of the Revolutionary Armed Forces of Colombia (“FARC”), may negatively affect business sentiment and investment.

In Nicaragua, the political crisis that started in April 2018 has resulted in a significant decrease in private investments and in regular outbreaks of violence, which have generated a major negative impact on the economic activity of the country. As a result of reduced economic activity, the government passed a fiscal reform to compensate for its low tax revenues. As of September 30, 2019, the reform has had a contractionary effect on the economy, as it resulted in an increase in overall taxes and a significant reduction in public expenditures. Additionally, the Nicaragua

Investment Conditionality Act signed by the president of the United States has placed limitations on foreign aid and financing to Nicaragua, further deteriorating the country’s economy. During 2019, the Central Bank has propped up the value of the Nicaraguan Córdoba through contractionary monetary policy, hampering the local economy and reducing the country’s international reserves, thus increasing the possibility of a balance of payments crisis. The prolonged social instability and political crisis in Nicaragua has translated into a severe economic downturn. A continuation of this situation may further deteriorate the country’s economy, which could negatively affect our operations and results of operations in Nicaragua.

According to the IMF, GDP growth in the Eurozone is decreasing from 1.9% in 2018 to 1.3% in the projection for 2019. Most of the weakness in the Eurozone seems to be accounted for by Germany. As of September 30, 2019, the contagion of the manufacturing crisis to other sectors of Germany’s economy has remained limited, as the services sector has remained resilient. However, the risk of contagion from the manufacturing sector and external shocks to private consumption and services is not negligible, nor is the risk of a longer stagnation or even an economic recession in Germany. A potential recession in Germany could drag economic growth in Europe and particularly in the Eurozone. In addition, as of September 30, 2019, there are concerns about Italy’s economic outlook due to the uncertain fiscal outlook which is taking a toll on investment and domestic demand and having a negative impact on sovereign spreads. In Spain, as of September 30, 2019, the lack of a new government after April’s general elections could eventually affect the construction sector’s performance, as it did in 2016.

Significant trade links with Western Europe leave some Eastern European countries susceptible to economic and political pressures from Western Europe. Labor shortages in Central European countries are expected to become more acute, which could undercut competitiveness in the region. Additionally, Central European countries might experience a reduction in the proceeds they receive from the European Union’s (the “EU”) structural funds over the coming years, which could hinder infrastructure investment in such countries and adversely affect our financial condition, business, liquidity and results of operations, particularly with regard to our operations in Europe.

The ECB extended its forward guidance in July 2019 to keep interest rates at current levels until mid-2020. Recent underperforming economic data, coupled with sluggish inflation, strengthens expectations that the ECB will further cut its deposit rate. The ECB also decided to restart bond purchases under the Governing Council’s Asset Purchase Programme at a monthly pace of €20 billion beginning on November 1, 2019. The environment of negative deposit rates is distorting financial markets and creating uncertain consequences for the banking sector. There is a risk that negative rates may erode bank profitability and curb lending across Eurozone borders, creating other systemic risks to European economies. Uncertainty about the Euro’s performance remains, which could affect our operations in EU member states.

All these factors could impact market confidence and could limit the benefit of monetary policy stimulus for Europe and possibly worldwide, which in turn could adversely affect our results of operations, business, liquidity and financial position, particularly in Europe.

In the United Kingdom, uncertainty over Brexit continues. The final terms of the United Kingdom’s withdrawal from the EU and the future of the relationship between the United Kingdom and the EU have not been defined. Brexit is already having an impact on the United Kingdom’s economic activity and financial conditions, which includes a decline in business investment, consumer confidence and British Pound depreciation. On April 11, 2019, with no withdrawal agreement in place, the EU granted the United Kingdom a further extension to the Brexit date until October 31, 2019, subject to certain conditions. Another extension was subsequently agreed between the EU and the United Kingdom until January 31, 2020. It remains unclear how and in what timeframe Brexit withdrawal negotiations will proceed and what the potential consequences may be. The overall economic impact of the process surrounding the United Kingdom’s departure from the EU, including, if it occurs, a “no-deal Brexit,” may contribute to greater instability in the global financial markets and could reduce consumer spending in the United Kingdom and the EU, which could result in decreased demand for our products and has the potential to have a material adverse effect on our financial condition, business, liquidity and results of operations, particularly in the United Kingdom.

In the Middle East, political risk could impact economic growth and adversely affect construction investments. The United States’ recognition of Jerusalem as Israel’s capital has increased tensions between Israelis and Palestinians. The conflict between Israel and Palestine continues to generate instability, and the overall situation in Syria could worsen. Any escalation of this conflict or social unrest in this region may affect our financial condition, business, liquidity and results of operations, particularly in this region. On the economic front, the Israeli economy is growing at potential, but global trade tensions may eventually slow their economic growth. Furthermore, the high public deficit may eventually require fiscal austerity in the form of increased taxes or reduced subsidies, which could partly jeopardize economic growth. In addition, after the snap legislative elections held in Israel on September 17, 2019, there was a tie between Prime Minister Netanyahu and the new party Blue and White. A government has yet to be formed, and if political gridlock continues, a third election is possible. This situation has increased political uncertainty, which could affect our sector, as many public construction projects could be delayed.

In Egypt, though reforms undertaken by the government, including the IMF’s reform program, have been successful and contributed to improve economic disequilibria, labor market stagnation, the lack of investment’s recovery, and a high fiscal deficit and debt, are among some of the economic fronts that must improve. We cannot be certain if the government will continue to successfully implement the reforms needed to bring political and economic stability to the country. Any premature easing of monetary policy before inflation expectations are fully anchored, an abrupt appreciation/depreciation of the Egyptian Pound, or opposition to reforms by vested interests, could undermine stabilization efforts in Egypt. External risks relate to a worsening of the security situation that could slow the recovery of tourism, a sustained rise of global oil prices, lower growth in Egypt’s main trading partners and unexpected tightening of global financial conditions. If any of these risks materialize, it could adversely affect our operations and results of operations in Egypt.

In the Philippines, economic and construction industry performance decelerated during the first half of 2019, mainly due to the delay in approval of a national budget, elections and weak consumer confidence due to business uncertainties and the residual effects of the previous year’s high inflation and interest rate increase. The government is implementing a recovery plan, but a recovery could be limited by weather disruptions and supply constraints. Demand is expected to spillover to 2020. Economic and construction industry growth will moderate this year due to transitory factors. However, the resurgence in inflation due to weather-related supply disruptions and higher-than-expected increases in international oil prices, export declines related to global trade tensions, and a potential worsening of the security situation in Mindanao, could adversely affect the country’s economy. The current government’s foreign policy is erratic and could have a negative political effect on the country. Those risks could jeopardize the country’s infrastructure development plan and dampen investment, which could eventually affect economic growth. If any of these risks materialize, it could adversely affect our financial condition, business, liquidity and results of operations, particularly in the Philippines.

In general, demand for our products and services is strongly related to construction levels and depends, in large part, on residential and commercial construction activity, as well as private and public infrastructure spending in almost all of the countries where we operate. Public and private infrastructure spending in countries dependent on revenue generated by the energy sector is exposed to decreases in energy prices. Therefore, decreases in energy prices could affect public and private infrastructure spending which, in turn, could affect the construction industry. This could ultimately affect our financial condition, business, liquidity and results of operations.

Declines in the construction industry are usually correlated with declines in general economic conditions.

As a result, deterioration of economic conditions in the countries where we operate could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, we cannot assure you that growth in the gross domestic product of the countries where we operate will translate into a correlated increase in demand for our products.

We are subject to effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition, liquidity and results of operations could be adversely affected. Possible consequences from macroeconomic global challenges could have an adverse impact on our business, financial condition, liquidity and results of operations.

We operate in highly competitive markets and if we do not compete effectively, our results of operations may be harmed.

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, as well as new market entrants and increasing imports. Companies in these markets compete based on a variety of factors, often employing aggressive pricing strategies to gain market share. Our ability to increase our revenues depends, in part, on our ability to compete effectively. We compete with different types of companies based on different factors in each market. For example, in the relatively consolidated cement and ready-mix concrete industries, we generally compete based on quality and value proposition available to our clients. In the more fragmented market for aggregates, we generally compete based on capacity and price for our products. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater production and import capacity and distribution channels and other resources than we do. In addition, if our competitors were to combine, they may be able to compete more effectively with us. They may also dispose of assets, which could lead to new market entrants, creating increased competition in our markets, or optimize these assets which could result in an operational cost advantage. For example, Lafarge, S.A. (“Lafarge”) and Holcim Ltd. (“Holcim”) finalized their merger in 2015, and Ireland’s CRH plc (“CRH”) acquired the vast majority of the assets disposed by Lafarge and Holcim pursuant to the requirements of regulators. Another example is HeidelbergCement AG’s (“Heidelberg”) acquisition of Italcementi S.p.A., which was completed in July 2016. Likewise, in May 2019, in the Philippines, San Miguel Corporation, through one of its subsidiaries, submitted a bid to purchase all of Holcim Philippines Inc.’s assets. It is unclear how the competitive dynamics could change if this transaction is completed.

Some competitors may use aggressive competitive strategies based on imports and pricing that could be damaging to the industry’s profitability and, as a consequence, to our results of operations.

If we are not able to compete effectively, we may lose substantial market share, our revenues could decline or grow at a slower rate and our business and results of operations would be harmed, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We are an international company and are exposed to risks in the countries in which we have operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products and services. The economies of these countries are in different stages of socioeconomic and political development. Consequently, like many other companies with significant international operations, we are exposed to risks from, among other things, changes in economic growth, foreign currency rates, interest rates, inflation, trade policy, government spending and overall fiscal policy, regulatory framework, rule of law, social instability and other political, economic or social developments that may materially affect our business, financial condition, liquidity and results of operations.

As of September 30, 2019, our operations were mostly in Mexico, the United States, certain countries in Europe, SCA&C, Asia and the Middle East and Africa (as described in “Item 4—Information on the Company— Business Overview” of our 2018 Annual Report).

For a geographic breakdown of our revenues for the year ended December 31, 2018, see “Item 4— Information on the Company—Geographic Breakdown of Revenues for the Year Ended December 31, 2018” in our 2018 Annual Report.

In recent years, concerns over global economic conditions, protectionist trade policies, energy costs, geopolitical issues, political uncertainty, social instability, the availability and cost of credit and the international financial markets have contributed to economic uncertainty and reduced expectations for the global economy.

Our operations in Egypt, the United Arab Emirates (the “UAE”) and Israel have experienced instability as a result of, among other things, civil unrest, terrorism, extremism, deterioration of general diplomatic relations and changes in the geopolitical dynamics in the region, in addition to domestic political uncertainty, especially in Israel. There can be no assurances that political turbulence in Egypt, Iran, Iraq, Syria, Libya, Yemen and other countries in Africa, the Middle East and Asia will abate in the near future or that neighboring countries will not be drawn into conflict or experience instability. In addition, some of our operations are or may be subject to political risks, such as confiscation, expropriation and/or nationalization, as for example was the case of our past operations in Venezuela and is currently the case in Egypt in a pending legal dispute. See “Item 4— Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement.”

Since 2011, our operations in Egypt have been exposed to political and social turmoil in the country. In March 2018, Egypt held a new presidential election and President Abdel Fattah el-Sisi was re-elected for a second term (2018–2022). CEMEX’s operations in Egypt have been adversely affected in the past by the turbulence in Egypt. The current regime has not been able to avoid political and social turbulence. New waves of dissent resulting in clashes between government forces and opposition protesters could further destabilize the nation. As of the date hereof, CEMEX continues with its cement production, dispatch and sales activities. Risks to CEMEX’s operations in Egypt include a potential reduction in overall economic activity, political and social unrest, exchange rate volatility, cement oversupply, increased cost of energy, increased fiscal burden and regulatory costs and the threat of terrorist attacks, which could have a material adverse effect on our operations in the country.

Our operations are also exposed to the Israeli-Palestinian conflict. Confrontations between the Israeli Defense Forces and Palestinians in the Gaza Strip have continued generating sporadic events of violence in the region. Progress on peace is stalled, as neither side has shown intentions to make concessions, and the country continues to be immersed in political paralysis. If the conflict escalates, it could have a negative impact on the geopolitics and economy in the region, which in turn could adversely affect our operations, financial condition, liquidity and results of operations.

Military activities in Ukraine and on its borders, including Russia effectively taking control of Crimea, followed by Crimea’s independence vote and absorption by Russia, have combined with Ukraine’s weak economic conditions to create uncertainty in Ukraine and global markets. In response to the annexation of the Crimean region of Ukraine by Russia and Russia’s intervention in the conflicts in Syria, Russia has been subject to sanctions from other countries, including the U.S., which may continue to impose economic sanctions on Russia. While not directly impacting territories in which we had operations as of September 30, 2019, this dispute could negatively affect the economies of the countries in which we operate and their access to Russian energy supplies. In addition, the dispute could negatively impact the global economy as a whole. Furthermore, potential responses by Russia to those sanctions could adversely affect European economic conditions, which could have a material adverse effect on our operations, mainly in Europe. If conflicts with Russia escalate to military conflict, it could also have a material adverse effect on our business, financial condition, liquidity and results of operations.

In the Middle East, during 2017, the Gulf Cooperation Council split after Saudi Arabia, the UAE and Bahrain launched a boycott of Qatar in June 2017, alleging Qatar’s support to Islamist groups. The end of the conflict does not appear to be imminent, as Qatar refuses to accept demands from Gulf Cooperation Council countries. The Qatar-Gulf crisis may have a negative economic impact on the region. Additionally, as previously mentioned, the civil war in Syria could escalate tensions between the U.S. and Russia and Turkey, Israel and Iran, and their corresponding allies. Increased tensions among these countries could lead to a risk of a military action that could potentially have a material adverse effect on our business, financial condition, liquidity and results of operations.

In Asia, there is geopolitical tension related to Taiwan’s status in relation to China, South Korea’s disputes with North Korea, and the United States and North Korea’s failure to reach an agreement on denuclearization. Similarly, mutually exclusive territorial disputes among several Southeast Asian countries with China in the South China Sea contribute to regional hostility and uncertainty. A major outbreak of hostilities or political upheaval in China, Taiwan, North Korea or South Korea could adversely affect the global economy, which could have a material adverse effect on our business, financial condition, liquidity or results of operations. A potential sharp and unexpected reduction of economic growth in China, or an economic contraction, due to trade and technology tensions with the U.S., among other factors, could affect the global economy to an extent that could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Other regions are also exposed to political turmoil, including the continued political unrest in Venezuela and Nicaragua, and social and security risks in Colombia as rebel groups (such as FARC) call for a return to arms and migration from Venezuela continues. These may similarly affect the results of our operations in those regions.

There have been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we maintain operations. We cannot assure you that there will not be other attacks or threats that will cause any damage to our operating units and facilities or locations, or harm any of our employees, including members of CEMEX, S.A.B. de C.V.’s board of directors or senior management, or lead to an economic contraction or erection of material barriers to trade in any of our markets. An economic contraction in any of our major markets could affect domestic demand for our products, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

As part of our risk governance approach, from time to time we evaluate the need to address the financial consequences of political or social risk through the purchase of insurance. As a result, we purchase certain types of political risk insurance policies for selected countries where we operate, and which are exposed to political turmoil, geopolitical issues or political uncertainty. These insurance policies are designed to offer some assistance to our financial flexibility to the extent that the specifics of a political incident could give rise to a financial liability. However, we cannot assure you that a given social or political event and possible changes in government policies will be covered by the political risk insurance policies we have in place, or that the amount of such insurance will be sufficient to offset the liability arising from such applicable events. Any such liability could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks.

We increasingly rely on a variety of information technology, on a fully digital customer integration platform, such as CEMEX Go, and on automated operating systems to manage and support our operations, as well as to offer our products to our customers. The proper functioning of this technology and these systems is critical to the efficient operation and management of our business, as well as for the sales generated by our business. Our systems and technologies may require modifications or upgrades as a result of technological changes, growth in our business and to enhance our business security. These changes may be costly and disruptive to our operations, and could impose substantial demands on our systems and increase system outage time. Our systems and technology, as well as those provided by our third-party service providers, such as IBM, one of our main information technology and service providers, may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyber-attacks. For example, our digital solutions to improve sales, customer experience, enhance our operations and increase our business efficiencies could be impeded by such damages, disruptions or intrusions. To try to minimize such risks, we safeguard our systems and electronic information through a set of cyber- security controls, processes and a proactive monitoring service to attend to potential breaches. In addition, we also have disaster recovery plans in case of incidents that could cause major disruptions to our business. However, these measures may not be sufficient, and our systems have in the past been subject to certain minor intrusions. Even though CEMEX, S.A.B. de C.V. is certified under and compliant with ISO 27001:2013 standards for information security management systems to preserve the confidentiality, integrity and availability of data, we cannot assure that we will always be able to retain or renew this certification or that our systems will not be subject to certain intrusions.

In relation to our overall operations, particularly due to our digital transformation initiatives and the implementation of CEMEX Go, CEMEX, S.A.B. de C.V.’s audit committee is informed of the cyber-security threats we face and is involved in approving general steps to try to mitigate any such cyber-security threats. As of September 30, 2019, CEMEX Go has more than 35,000 users across the countries in which we do business, and through CEMEX Go we receive approximately 58% of our main products orders. As of September 30, 2019, we have not detected, and our third-party service providers have not informed us of, any relevant event that has materially damaged, disrupted or resulted in an intrusion of our systems. Any significant information leakages or theft of information, or any unlawful processing of personal data, could affect our compliance with data privacy laws and make us subject to regulatory action, including substantial fines and private litigation with potentially large costs, and could damage our relationship with our employees, customers and suppliers, which could have a material adverse impact on our business, financial condition, liquidity and results of operations.

As of September 30, 2019, our current 13-month insurance program, which ends on June 25, 2020, includes insurance coverage that, subject to its terms and conditions, is intended to address costs associated with certain aspects of cyber incidents, network failures and data privacy-related concerns. Nevertheless, this insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or types of claims that may arise from an incident or the damage to our reputation or brands that may result from an incident. However, any significant disruption to our systems could have a material adverse effect on our business, financial condition, liquidity and results of operations, and could also harm our reputation.

Our insurance coverage may not cover all the risks to which we may be exposed.

Among others, we face the risks of fatalities and injury of our employees and contractors, loss and damage to our products, property and machinery due to, among other things, fire, theft and natural disasters such as floods, and also face risks related to cyber-security related matters. Such events may cause a disruption to, or cessation of, our operations and business. While we believe that we have adequate and sufficient coverage, in line with industry practices, in some instances our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. If our losses exceed our insurance coverage, or if we are not covered by the insurance policies we have taken up, we may be liable to cover any shortfall or losses. Our insurance premiums may also increase substantially because of such claims. Such circumstances could have a material adverse effect on our business, liquidity, financial condition and results of operations.

We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain initiatives, which may include making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all.

As of September 30, 2019, our total debt plus other financial obligations were U.S.$11,482 million (principal amount U.S.$11,547 million), which does not include U.S.$441 million, which represents the nominal amount of the Perpetual Debentures. Of such total debt plus other financial obligations amount, U.S.$659 million (principal amount U.S.$658 million) matures during 2019; U.S.$1,096 million (principal amount U.S.$1,099 million) matures during 2020; U.S.$876 million (principal amount U.S.$876 million) matures during 2021; U.S.$1,596 million (principal amount U.S.$1,610 million) matures during 2022; and U.S.$7,255 million (principal amount U.S.$7,304 million) matures after 2022. As a result of the April 2019 Facilities Agreement Amendments, U.S.$521 million and U.S.$521 million, payable under the Facilities Agreement in July 2020 and January 2021, respectively, will now mature in July 2023 and January 2024, respectively, and U.S.$47 million and U.S.$47 million remains payable under the Facilities Agreement in July 2020 and January 2021, respectively.

If we are unable to comply with our principal maturities under certain of our indebtedness, or refinance or extend maturities of certain of our indebtedness, substantially all of our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business, financial condition, liquidity and results of operations. As a result of the restrictions under the Facilities Agreement, the indentures that govern our outstanding Senior Secured Notes and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to, if we need to do so to repay our indebtedness, complete asset sales on terms that we find economically attractive or at all. Volatility in the credit and capital markets could significantly affect us due to its effect on the availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. If we need to sell assets to repay our indebtedness but are unable to complete asset sales and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness, which would have a material adverse effect on our business, financial condition, liquidity and results of operations.

In addition, our levels of debt, contractual restrictions and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry and may place us at a competitive disadvantage compared to competitors who may have no need to deleverage or who may have lower leverage ratios and fewer contractual restrictions. There can also be no assurance that, because of our leverage ratio and contractual restrictions, we will be able to improve or maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions. Also, there can be no assurance that we will be able to implement our business strategy and improve our results and sales, which could affect our ability to comply with our payment obligations under our debt agreements and instruments.

We may not be able to generate sufficient cash to service all of our indebtedness or satisfy our short-term liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness and our short-term liquidity needs, which may not be successful.

Historically, we have addressed our liquidity needs, including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures, with operating cash flow, borrowings under credit facilities and receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of September 30, 2019, we had U.S.$587 million funded under our securitization programs in Mexico, the United States, France and the United Kingdom. We cannot assure you that, going forward, we will be able to, if needed, roll over or renew these programs, which could adversely affect our liquidity.

The weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V.’s CPOs and ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing or future indebtedness. Although we have been able to raise debt, equity and equity-linked capital in the recent past, conditions in the capital markets could be such that traditional sources of capital may not be available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt and/or equity capital on terms that are favorable to us or at all.

We have historically, when needed, sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios. Our ability to comply with these ratios could be affected by global economic conditions and volatility in foreign exchange rates and the financial and capital markets, among other factors. If necessary, we may need to seek waivers or amendments to one or more of our debt agreements or debt instruments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we are unable to comply with the provisions of our debt agreements or debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt agreements and/or instruments could be accelerated. Acceleration of these debt agreements and/or instruments would have a material adverse effect on our business, liquidity and financial condition.

If the global economic environment deteriorates and our operating results worsen significantly, if we are unable to complete debt or equity offerings or, if needed, any divestitures, and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our principal payments under our indebtedness or refinance our indebtedness.

The indentures governing our outstanding Senior Secured Notes and the terms of our other indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and may impede our ability to refinance our debt and the debt of our subsidiaries.

As of September 30, 2019, there were U.S.$3,811 million and €1,450 million aggregate principal amount of then-outstanding Senior Secured Notes under the indentures governing such notes. Mostly all of the indentures governing our outstanding Senior Secured Notes and the other instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt, including restrictions on incurring debt at our subsidiaries, which are not parties to the indentures governing the Senior Secured Notes; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities.

These restrictions may significantly impede our ability to develop and implement refinancing plans with respect to our debt.

Most of the covenants are subject to a number of important exceptions and qualifications. The breach of any of these covenants could result in a default under the indentures governing our outstanding Senior Secured Notes, as well as certain other existing debt obligations, as a result of the cross-default provisions contained in the instruments governing such debt obligations. In the event of a default under any of the indentures governing our outstanding Senior Secured Notes, holders of our outstanding Senior Secured Notes could seek to declare all amounts outstanding under such Senior Secured Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under our outstanding Senior Secured Notes, or certain other existing debt obligations were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full such accelerated indebtedness or our other indebtedness.

Furthermore, upon the occurrence of any event of default under the Facilities Agreement, the indentures governing our outstanding Senior Secured Notes or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we cannot assure you that our assets would be sufficient to repay those amounts in full or to satisfy our other liabilities.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements while our debt rating remains below investment grade, our financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities.

We have to service our debt and other financial obligations denominated in Dollars with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our debt and other financial obligations denominated in Dollars. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies.

A substantial portion of our total debt plus other financial obligations is denominated in Dollars. As of September 30, 2019, our debt plus other financial obligations denominated in Dollars represented 67% of our total debt plus other financial obligations, which does not include U.S.$371 million of the Perpetual Debentures. Our Dollar-denominated debt must be serviced with funds generated by CEMEX, S.A.B. de C.V.’s direct and indirect subsidiaries. Although we have substantial operations in the U.S., we continue to strongly rely on our non-U.S. assets to generate revenues to service our Dollar-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos, Euros or other currencies to service our Dollar-denominated obligations. See “Item 5—Quantitative and Qualitative Market Disclosure—Operating and Financial Review and Prospects—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Mexican Peso, Euro, British Pound, Colombian Peso, Philippine Peso or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar, could adversely affect our ability to service our Dollar-denominated debt. For the nine-month period ended September 30, 2019, our operations in Mexico, the United Kingdom, France, Germany, Spain, the Rest of Europe (as described in “Item 4—Information on the Company—Business Overview” in our 2018 Annual Report), Colombia, Panama, Caribbean TCL, the Dominican Republic, Rest of South, Central America and the Caribbean region, the Philippines, Israel and the Rest of Asia, Middle East and Africa region (as described in “Item 4—Information on the Company—Business Overview”), which are our main non-Dollar-denominated operations, together generated 66% of our total revenues (20%, 7%, 6%, 3%, 2%, 5%, 4%, 1%, 2%, 2%, 4%, 3%, 5%, and 2% , respectively) before eliminations resulting from consolidation.

During the nine-month ended September 30, 2019, the Mexican Peso depreciated 0.4% against the U.S. Dollar, the Euro depreciated 4.9% against the U.S. Dollar and the British Pound depreciated 3.6% against the U.S. Dollar. Currency hedges that we may be a party to or may enter in the future may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Mexican Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. For a description of these impacts, see—“Our use of derivative instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.”

In addition, as of September 30, 2019, our Euro-denominated total debt plus other financial obligations represented 23% of our total debt plus other financial obligations, which does not include the €64 million aggregate principal amount of the Perpetual Debentures.

Our use of derivative financial instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial and operating risks. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction.

As of September 30, 2019, our derivative financial instruments consisted of equity forwards on third-party shares, foreign exchange forward contracts, interest rate derivatives related to energy projects, fuel price hedging and interest-rate swap instruments related to bank loans, which had an impact on our financial position. The fair value changes of our derivative financial instrument, except for the derivative financial instruments designates as a cash flow hedge, are reflected in our income statement, which could introduce volatility in our controlling interest net income and our related ratios. For the nine-month period ended September 30, 2019 and 2018, the recognition of changes in the fair value of derivative financial instruments during the applicable period represented net losses of less than U.S.$1 million and net gains of U.S.$64 million, respectively.

For the majority of the last ten years, CEMEX has significantly decreased its use of both currency and interest rate derivatives related to debt, thereby reducing the risk of cash margin calls. However, with respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that do not require a substantial amount of cash to cover such margin calls. If we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls in which the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs. In addition, as with any derivative position, CEMEX assumes the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us.

Changes to, or replacement of the LIBOR Benchmark Interest Rate, could adversely affect our business, financial condition, liquidity and results of operations.

In July 2017, the United Kingdom’s Financial Conduct Authority (“FCA”), a regulator of financial services firms and financial markets in the United Kingdom, stated that they will plan for a phase out of regulatory oversight of the London InterBank Offered Rate (“LIBOR”) interest rate indices. The FCA has indicated they will support the LIBOR indices through 2021 to allow for an orderly transition to an alternative reference rate. LIBOR indices, in particular the U.S. Dollar LIBOR, are commonly used as a benchmark for our financing agreements and derivatives, which systematically catalogue relevant LIBOR provisions, including uniform trigger provisions intended to identify a test for when LIBOR no longer governs the agreement and/or uniform fallback provisions intended to identify an alternative reference rate, or there may be vast, or slight, differences in those provisions. It is uncertain at this time whether LIBOR will change or cease to exist or the extent to which those entering into financial agreements will transition to any other particular benchmark. Other benchmarks may perform differently than LIBOR or have other consequences that cannot currently be anticipated. As of September 30, 2019, 25% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 269 basis points. A transition away from and/or changes to the LIBOR benchmark interest rate could adversely affect our business, financial condition, liquidity and results of operations.

We pledged the capital stock of some of our subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Facilities Agreement, the indentures governing our outstanding Senior Secured Notes and other financing arrangements.

In connection with the Facilities Agreement, we pledged or transferred to trustees under a security trust, the Collateral (as defined below) and all proceeds of the Collateral, to secure our obligations under the Facilities Agreement, our Senior Secured Notes (as defined below) and under a number of other financing arrangements for the benefit of the creditors and holders of debt and other obligations that benefit from provisions in their agreements or instruments requiring that their obligations be equally and ratably secured.

As of September 30, 2019, the Collateral and all proceeds of such Collateral secured were (i) U.S.$8,368 million (principal amount U.S.$8,432 million) aggregate principal amount of debt under the Facilities Agreement, our Senior Secured Notes and other financing arrangements and (ii) U.S.$441 million aggregate principal amount of the Perpetual Debentures. The subsidiaries whose shares are part of the Collateral collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred which is continuing under the Facilities Agreement, the Collateral will be released automatically if we meet specified financial covenant targets in accordance with the terms of the Intercreditor Agreement (as defined below).

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of September 30, 2019, and for the nine-month periods September 30, 2018 and 2019, have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of September 30, 2019 and for the nine-month periods ended September 30, 2018 and 2019 and the notes thereto included herein. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring items) that are necessary to properly present, in all material respects, the results for the interim periods. The interim results of operations for the nine-month period ended September 30, 2019 are not indicative of operating results to be expected for the entire year.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, and due to changes in the presentation currency, the adoption of IFRS 16, Leases (“IFRS 16”) and the effects of discontinued operations described below and in notes 2A and 3A to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein, the financial data for the nine-month periods ended September 30, 2018 and 2019 may not be comparable to that of prior periods.

Our unaudited condensed consolidated financial statements as of September 30, 2019 and for the nine-month periods ended September 30, 2018 and 2019 included herein are prepared on a basis consistent with the accounting policies used in the preparation and presentation of our audited consolidated financial statements included in the 2018 Annual Report, except as noted below.

In 2018, CEMEX adopted IFRS 9, Financial Instruments (“IFRS 9”) beginning January 1, 2018, which sets forth the guidance relating to the classification and measurement of financial assets and financial liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting, and replaced IAS 39, Financial instruments: recognition and measurement (“IAS 39”). CEMEX applied IFRS 9 prospectively. The Company’s accounting policies were changed to comply with IFRS 9. Beginning January 1, 2019, IFRS 16 introduced a single lessee accounting model that requires a lessee to recognize, for all leases, except leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use to the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract. Under this model, the lessee recognizes in the income statement amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of changes in stockholders’ equity as of January 1, 2017.

CEMEX has informed the Mexican Stock Exchange and the Mexican Banking and Exchange Commission that beginning with the three-month period ended March 31, 2019, and for all subsequent and comparative periods, based on International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) under International Financial Reporting Standards (“IFRS”), and with the authorization of CEMEX, S.A.B. de C.V.’s Board of Directors and considering the favorable opinion of its Audit Committee, CEMEX changed its presentation currency from the Mexican Peso to the U.S. Dollar, which CEMEX considers preferable for the reasons set forth below:

•            For a consolidated group that comprises operations with a number of functional currencies, it is the decision of each entity to select its presentation currency under IAS 21, which may be the currency that management uses when controlling and monitoring the performance and financial position of such group. In the case of CEMEX, management uses the U.S. Dollar for these purposes;

•            The Company believes that presenting its consolidated financial information using the U.S. Dollar will improve and facilitate the analysis to a broad range of users (rating agencies, analysts, investors and lenders, among others) of the Company’s consolidated financial statements; and

•            The use of the U.S. Dollar as presentation currency will also improve the comparison of CEMEX’s consolidated financial statements with those of other global entities.

As described in the next paragraph, the financial information, including comparative amounts, are presented as if the new presentation currency had always been CEMEX’s presentation currency. The change in presentation currency does not affect the impact of CEMEX’s transactions in its financial statements, does not affect negatively or positively our financial position, does not constitute any form of foreign exchange hedge for balances denominated or transactions incurred in U.S. Dollars or other currencies and does not change in any form the several functional currencies used in each unit within CEMEX. Comparative financial statements and their related notes were restated for the change in presentation currency.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. Dollars at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for income statement accounts. The corresponding translation effect is included within “Other equity reserves” and is presented in the condensed consolidated statement of other comprehensive income for the period as part of the foreign currency translation adjustment until the disposal of the net investment in the foreign subsidiary.

Our audited consolidated financial statements included in the 2018 Annual Report have been prepared in accordance with IFRS, which differ in significant respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”). The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the International Accounting Standards Board) to reconcile such financial statements to U.S. GAAP.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	For the Nine Months Ended September 30,
	2018	2019
	(in millions of U.S. Dollars, except ratios and share and per share amounts)
Income Statement Information:
Revenues	10,608	10,192
Cost of sales(1)	(6,970)	(6,849)
Gross profit	3,638	3,343
Operating expenses	(2,304)	(2,264)
Operating earnings before other expenses, net(2)	1,334	1,079
Other expenses, net	(82)	(132)
Operating earnings	1,252	947
Financial items(3)	(523)	(564)
Share of profit of equity accounted investees	21	31
Earnings before income tax	750	414
Discontinued operations(4)	40	148
Non-controlling interest net income	39	30
Controlling interest net income	565	381
Basic earnings per share(5)(6)	0.0123	0.0083
Diluted earnings per share(5)(6)	0.0123	0.0083
Basic earnings per share from continuing operations(5)(6)	0.0114	0.0051
Diluted earnings per share from continuing operations(5)(6)	0.0114	0.0051
Number of shares outstanding(5)(6)(8)	47,686	47,408
Other Financial Information:
Operating EBITDA (12)	2,105	1,883
Ratio of Operating EBITDA to interest expense(12)	3.82	3.58
Capital expenditures	603	605
Depreciation and amortization expense	771	804
Net cash flow provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income tax	1,596	1,269
Basic earnings per CPO (5)(6)	0.0369	0.0249
Basic earnings per CPO from continuing operations (5)(6)	0.0342	0.0153

	As of December 31, 2018	As of September 30, 2019
	(in millions of U.S. Dollars, except ratios and share and per share amounts)
Statement of Financial Position Information:
Cash and cash equivalents	309	299
Assets held for sale(4)	107	189
Property, machinery and equipment, net	12,465	11,717
Total assets	29,188	28,509
Short-term debt	45	313
Long-term debt	9,266	8,770
Non-controlling interest and Perpetual Debentures(9)	1,572	1,501
Total controlling interest	9,481	9,558

	As of December 31, 2018	As of September 30, 2019
	(in millions of U.S. Dollars, except ratios and share and per share amounts)
Other Financial Information:
Net working capital(10)	32	425
Book value per share(6)(8)(11)	0.1991	0.2016
Total debt plus other financial obligations	11,766	11,482

(1)

Cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants, freight expenses of raw materials in plants and delivery expenses of our ready-mix concrete business. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of the line item titled “Operating expenses.”

(2)

In the income statements, CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that is a relevant measure for CEMEX’s management as explained in note 2.1 to our 2018 audited consolidated financial statements included in the 2018 Annual Report. Under IFRS, while there are line items that are customarily included in the income statements, such as revenues, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of such income statements varies significantly by industry and company according to specific needs.

(3)

Financial items include financial expenses and our financial income and other items, net, which includes our results in the sale of associates, financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results and effects of amortized cost on assets and liabilities and others, net. See notes 7,13 and 16 to our audited consolidated financial statements included in the 2018 Annual Report and notes 6 and 13C to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

(4)

On March 29, 2019, in connection with binding agreements signed with Çimsa Çimento Sanayi Ve Ticaret A.Ş. we reached a binding agreement to divest our white cement business outside of Mexico and the U.S. for U.S.$180 million, including our Buñol cement plant in Spain and our white cement customers list. The transaction is pending approval by Spanish authorities. We expect to close the transaction during the last quarter of 2019 or early in 2020. As of September 30, 2019, the Spanish white cement business is presented in the statement of financial position in the line item “Assets held for sale.” Moreover, our operations in connection with this business in Spain are reported net of tax in the single line item “Discontinued operations” for the nine-month periods ended September 30, 2019 and 2018. On June 28, 2019, after obtaining customary authorizations, CEMEX closed with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price of €31.8 million. CEMEX’s operations of this disposed business in France for the period from January 1, 2019 to June 28, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of U.S.$17 million, which includes the reclassification to the income statements of the earnings of currency translation adjustments of U.S.$4 million accumulated within “Other equity reserves” until the date of disposal and a proportional allocation of goodwill related to this reporting segment of U.S.$8 million. On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix business in the North and North-West regions of Germany to GP Günter Papenburg AG for €87 million. The assets divested in Germany consist of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the period from January 1, 2019 to May 31, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of U.S.$59 million, which includes the reclassification of currency translation adjustments of U.S.$8 million accumulated within “Other equity reserves” until the date of disposal. On March 29, 2019, CEMEX closed the sale of its business in the Baltics and Nordics to the German building materials group Schwenk, for a price equivalent to U.S.$387 million. The Baltic business divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The business divested also included CEMEX’s approximate 38% indirect interest in one cement production plant in Akmenes in Lithuania, with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic business divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s operations of this disposed business for the period from January 1, 2019 to March 29, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of U.S.$66 million, which includes currency translation effects of U.S.$31 million accumulated within “Other equity reserves” until the date of disposal. See note 3A to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

(5)

As of September 30, 2018 and 2019, CEMEX, S.A.B. de C.V.’s capital stock consists of 30,309,835,824 Series A shares and 15,154,917,912 Series B shares and 29,742,161,012 Series A shares and 14,871,080,506 Series B shares, respectively. Each CPO represents two Series A shares and one Series B share. As of September 30, 2019, 99.74% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each ADS represents ten CPOs.

(6)

Earnings per share is calculated based upon the weighted average number of shares outstanding during the year, as described in note 22 to our audited consolidated financial statements included in the 2018 Annual Report. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS.

(7)

For the fiscal year 2018, CEMEX, S.A.B. de C.V. declared a cash dividend in an aggregate amount of U.S.$150 million, payable in Mexican Pesos in two equal installments on June 17, 2019 and December 17, 2019, approved at CEMEX, S.A.B. de C.V.’s general ordinary shareholders meeting held on March 28, 2019. No recapitalization of retained earnings was approved at CEMEX, S.A.B. de C.V.’s 2017 and 2018 annual general ordinary shareholders’ meetings held on April 5, 2018 and March 28, 2019, respectively. See note 16B to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

(8)	Represents the weighted average number of shares that CEMEX used for the calculation of the diluted earnings per share .
(9)

As of September 30, 2018 and 2019, non-controlling interest includes U.S.$444 million and U.S.$441 million, respectively, that represents the nominal amount of Perpetual Debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons. See note 16B to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

(10)	Net working capital equals trade accounts receivable, less allowance for expected credit losses plus inventories, net, less trade payables.
(11)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding.
(12)

Operating EBITDA equals operating earnings before other expenses, net, plus amortization and depreciation expenses. Operating EBITDA is calculated and presented because we believe that it is widely accepted as a financial indicator of our ability to internally fund capital expenditures and service or incur debt, and the consolidated ratio of Operating EBITDA to interest expense is calculated and presented because it is used to measure our performance under certain of our financing agreements. Operating EBITDA and such ratio are non-IFRS measures and should not be considered as indicators of our financial performance as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in income statements prepared pursuant to IFRS, such as revenues, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such income statement varies significantly by industry and company according to specific needs. Our Operating EBITDA may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the income statements, and to net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes, as reported in the statement of cash flows. For the nine-month periods ended September 30, 2018 and 2019, financial expense under IFRS does not include coupon payments of the Perpetual Debentures issued by consolidated entities of U.S.$21 million and U.S.$22 million, as described in note 16A to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

	For the Nine Months Ended September 30,
	2018		2019
	(in millions of U.S. Dollars)
Reconciliation of net cash flow provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes to Operating EBITDA
Net cash flow provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes	U.S.$	1,596	U.S.$	1,269
Plus/minus:
Changes in working capital excluding income taxes		421		473
Depreciation and amortization expense		(771)		(804)
Other items, net		88		141
Operating earnings before other expenses, net	U.S.$	1,334	U.S.$	1,079

Plus:
Depreciation and amortization expense		771		804
Operating EBITDA	U.S.$	2,105	U.S.$	1,883

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by reference to, our unaudited condensed consolidated financial statements as of September 30, 2019 and for the nine-month periods ended September 30, 2018 and 2019 included herein. Our significant accounting policies are described in note 2 to our audited consolidated financial statements included in our 2018 Annual Report.

On October 24, 2019, we announced our results for the nine-month period ended September 30, 2019. The interim results of operations for the nine-month period ended September 30, 2019 are not indicative of operating results to be expected for the entire year or any subsequent interim period. The following is a discussion of our results for the nine-month period ended September 30, 2019 as compared to the same period in the prior year.

Our unaudited condensed consolidated financial statements included herein include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

Investments in associates are accounted for by the equity method, when we have significant influence, which is generally presumed with a minimum equity interest of 20% unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings.

All balances and transactions between group subsidiaries have been eliminated in consolidation.

Discontinued operations

Considering the disposal of entire reportable operating segments, our income statements present in the single line item of “Discontinued operations,” the results of our operations that have been sold as described below, for the nine-month period ended September 30, 2018 and 2019. Discontinued operations are presented net of income tax. See note 3A to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein

For the nine-month periods ended September 30, 2018 and 2019, our consolidated results reflect the following transactions, which had an impact on the comparability of our results in such periods:

•

In connection with binding agreements signed with Çimsa Çimento Sanayi Ve Ticaret A.Ş. on March 29, 2019, we reached a binding agreement to divest our white cement business outside of Mexico and the U.S. for U.S.$180 million, including our Buñol cement plant in Spain and our white cement customers list. The transaction is pending approval by Spanish authorities. We expect to close the transaction during the last quarter of 2019 or early in 2020. As of September 30, 2019, the Spanish white cement business is presented in the statement of financial position in the line item “Assets held for sale.” Moreover, our operations in connection with this business in Spain are reported net of tax in the single line item “Discontinued operations” for the nine-month periods ended September 30, 2019 and 2018.

•

On June 28, 2019, after obtaining customary authorizations, we closed with several counterparties the sale of our ready-mix and aggregates business in the central region of France for an aggregate price of €31.8 million. Our operations of this disposed business in France for the period from January 1, 2019 to June 28, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of U.S.$17 million.

•

On May 31, 2019, we concluded the sale of our aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for €87 million. The assets divested in Germany consist of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. Our operations of these disposed assets for the period from January , 2019 to May 31, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of U.S.$59 million.

•

On March 29, 2019, we closed the sale of assets in the Baltics and Nordics to the German building materials group Schwenk, for a price equivalent to U.S.$387 million. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included our 38% indirect interest in one cement production plant in Akmenes in Lithuania, with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. Our operations of these disposed assets for the period from January 1, 2019 to March 29, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of U.S.$66 million.

•

On September 27, 2018, a subsidiary of CEMEX, S.A.B. de C.V. concluded the sale of our Brazilian operations through the sale to Votorantim Cimentos N/NE S.A. of all shares of our Brazilian subsidiary Cimento Vencemos, whose business consist of a fluvial cement distribution terminal located in Manaus, Amazonas state, as well as the related operating license. The sale price was U.S.$31 million.

•

In August 2018, a subsidiary of CEMEX, S.A.B. de C.V. in the United Kingdom acquired shares of the ready-mix concrete producer Procon Readymix Ltd. for an amount in Pounds Sterling equivalent to U.S.$22 million, based on the British Pound to Dollar exchange rate as of August 31, 2018. See note 4.1 to our audited consolidated financial statements included in the 2018 Annual Report.

Selected Consolidated Income Statement Data

The following table sets forth selected consolidated income statement data for each of the nine-month periods ended September 30, 2018 and 2019 expressed as a percentage of revenues.

	For the Nine-Month Periods Ended September 30,
	2018	2019
Revenues	100%	100%
Cost of sales	(65.7)	(67.2)
Gross profit	34.3	32.8
Operating expenses	(21.7)	(22.2)
Operating earnings before expenses, net	12.6	10.6
Other expenses, net	(0.8)	(1.3)
Operating earnings	11.8	9.3
Financial expense	(5.2)	(5.1)
Financial income and other items, net	0.3	(0.4)
Share of profit on equity accounted investees	0.2	0.3
Earnings before income tax	7.1	4.1
Income taxes	(1.8)	(1.5)
Net income from continuing operations	5.3	2.6
Discontinued operations	0.4	1.4
Consolidated net income	5.7	4.0
Non-controlling interest net income	0.4	0.3
Controlling interest net income	5.3	3.7

Nine-month Period Ended September 30, 2018 Compared to Nine-month Period Ended September 30, 2019

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018, in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our reportable segments.

The table below and the other volume data presented by reportable segment in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section are presented before eliminations resulting from consolidation (including those shown in note 3B to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Reportable Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	-16%	-15%	+22%	+2%	+3%
United States	-3%	+2%	—	+4%	+3%
Europe
United Kingdom	-2%	+1%	—	+4%	+2%
France	—	+3%	—	—	+3%
Germany	Flat	-9%	+9%	+5%	+6%
Spain	+5%	+37%	-54%	+5%	+1%
Rest of Europe(2)	-2%	-7%	-34%	+7%	+6%
South, Central America and the Caribbean
Colombia	+11%	+6%	—	+3%	Flat
Panama	-14%	-26%	-100%	-6%	-2%
Caribbean TCL	-5%	-14%	+18%	+1%	+6%
Dominican Republic	+5%	-4%	-20%	+9%	+9%
Rest of South, Central America and the Caribbean(3)	-12%	-27%	Flat	Flat	+7%
Asia, Middle East and Africa
Philippines	-3%	—	-7%	+5%	—
Israel	—	+5%	—	—	-1%
Rest of Asia, Middle East and Africa(4)	-28%	-21%	-65%	+5%	+3%

“—”	= Not Applicable
(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a reportable segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe, in which they represent the weighted average change of prices in Euros) based on total sales volumes in the region.

(2)	Includes our operations in Poland, Czech Republic and Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia.
(3)	Includes our operations in Costa Rica, Trinidad and Tobago, Jamaica, Guyana and Barbados, Puerto Rico, Nicaragua, the Caribbean, Guatemala and El Salvador,
(4)	Includes our operations in Egypt and the United Arab Emirates.

On a consolidated basis, our cement sales volumes decreased approximately 8%, from 51.9 million tons for the nine-month period ended September 30, 2018 to 48.0 million tons for the same period in 2019, and our ready-mix concrete sales volumes decreased approximately 3%, from 39.3 million cubic meters for the nine-month period ended September 30, 2018 to 38.1 million cubic meters for the same period in 2019. Our revenues decreased 4%, from U.S.$10,608 million for the nine-month period ended September 30, 2018 to U.S.$10,192 million for the same period in 2019, and our operating earnings before other expenses, net, decreased 19%, from U.S.$1,334 million for the nine-month period ended September 30, 2018 to U.S.$1,079 million for the same period in 2019.

The following tables present selected financial information of revenues and operating earnings before other expenses, net, for each of our reportable segments for the nine-month periods ended September 30, 2018 and 2019. The revenues information in the table below is presented before eliminations resulting from consolidation shown on note 3B to of our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein. Variations in revenues determined on the basis of U.S. Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the U.S. Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Reportable Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in U.S. Dollars	Revenues For the Nine-Month Periods Ended September 30,
				2018		2019
	(in millions of U.S. Dollars)
Mexico	-12%	-2%	-14%	U.S.$	2,526	U.S.$	2,175
United States	+4%	—	+4%		2,843		2,955
Europe
United Kingdom	+3%	-6%	-3%		808		784
France	+5%	-7%	-2%		672		661
Germany	+6%	-6%	Flat		322		322
Spain	+3%	-6%	-3%		252		245
Rest of Europe(2)	-2%	-4%	-6%		523		494
South, Central America and the Caribbean
Colombia	+7%	-13%	-6%		399		376
Panama	-15%	—	-15%		169		143
Caribbean TCL	-1%	-1%	-2%		192		189
Dominican Republic	+16%	-3%	+13%		162		183
Rest of SCA&C(3)	-14%	+1%	-13%		454		393
Asia, Middle East and Africa
Philippines	+1%	+2%	+3%		343		352
Israel	+3%	—	+3%		469		483
Rest of AMEA(4)	-22%	+1%	-21%		275		216
Others	-13%	—	-13%		925		807

Revenues from continuing operations before eliminations resulting from consolidation			-5%	U.S.$	11,334	U.S.$	10,778
Eliminations resulting from consolidation					726		586

Revenues from continuing operations			-4%	U.S.$	10,608	U.S.$	10,192

Reportable Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in U.S. Dollars	Operating Earnings Before Other Expenses, Net For the Nine-Month Period Ended September 30,
				2018		2019
	(in millions of U.S. Dollars)
Mexico	-24%	-1%	-25%	U.S.$	831	U.S.$	621
United States	-18%	—	-18%		258		211
Europe
United Kingdom	+14%	-12%	+2%		53		54
France	+21%	-6%	+15%		33		38
Germany	+177%	-14%	+163%		8		21
Spain	+19%	-1%	+18%		(22)		(18)
Rest of Europe(2)	+30%	-17%	+13%		46		52
South, Central America and the Caribbean
Colombia	-15%	-10%	-25%		52		39
Panama	-38%	—	-38%		40		25
Caribbean TCL	-2%	+2%	Flat		29		29
Dominican Republic	+48%	-3%	+45%		38		55
Rest of SCA&C(3)	-25%	-1%	-26%		89		66
Asia, Middle East and Africa
Philippines	+33%	+2%	+35%		48		65
Israel	Flat	—	Flat		50		50
Rest of AMEA(4)	-144%	+4%	-140%		20		(8)
Others	-7%	-1%	-8%		(239)		(221)

Operating earnings before other expenses, net from continuing operations			-19%	U.S.$	1,334	U.S.$	1,079

“—”	= Not Applicable
(1)

Represents the variation in local currency terms. For purposes of a reportable segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest of Europe region, in which they represent the change in Euros), net, in the region.

(2)	“Rest of Europe” refers mainly to our operations in Poland, Czech Republic and Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia.
(3)	“Rest of SCA&C” refers mainly to our operations in Costa Rica, Trinidad and Tobago, Jamaica, Guyana and Barbados, Puerto Rico, Nicaragua, the Caribbean, Guatemala and El Salvador.
(4)	“Rest of AMEA” refers mainly to our operations in Egypt and the United Arab Emirates.

Revenues. Our consolidated revenues decreased 4%, from U.S.$10,608 million for the nine-month period ended September 30, 2018 to U.S.$10,192 million for the same period in 2019. The decrease was primarily attributable to lower volumes mainly in Mexico and our Asia, Middle East and Africa region partially offset by higher prices for our products, in local-currency terms. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reportable segment basis. The discussion of volume data and revenues information below is presented before eliminations resulting from consolidation shown in note 3B to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

Mexico

As of September 30, 2019, our operations in Mexico represented 13% of our total assets. Our revenues from our operations in Mexico represented 20% of our total revenues for the nine-month period ended September 30, 2019 in U.S. Dollar terms, before eliminations resulting from consolidation. Our domestic cement sales volumes from our operations in Mexico decreased 16% for the nine-month period ended September 30, 2019 compared to the same period in 2018, and ready-mix concrete sales volumes decreased 15% over the same period. The decrease in our domestic cement sales volumes and our ready-mix concrete sales volumes was primarily attributable to a decline in construction of social housing, which has been impacted by the elimination of subsidies. In addition, the self-construction sector also experienced a decline due in part to lower demand for bagged cement from government housing programs and a slowdown in job creation. While infrastructure activity has improved, it continues to be affected by the post-election transition process. Our cement export volumes from our operations in Mexico, which represented 9% of our Mexican cement sales volumes for the nine-month period ended September 30, 2018, increased approximately 22% for the nine-month period ended September 30, 2019 compared to the same period in 2018. Of our total cement export volumes from our operations in Mexico during the nine-month period ended September 30, 2019, 67% was shipped to the United States and 33% to South, Central America and the Caribbean. Our average sales price of domestic cement from our operations in Mexico increased approximately 2%, in Mexican Peso terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018, and our average sales price of ready-mix concrete increased approximately 3%, in Mexican Peso terms, over the same period.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix sales prices, our revenues in Mexico, in Mexican Peso terms, decreased 12% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

United States

As of September 30, 2019, our operations in the United States represented 50% of our total assets. Our revenues from our operations in the United States represented 27% of our total revenues for the nine-month period ended September 30, 2019 in U.S. Dollar terms, before eliminations resulting from consolidation. Our domestic cement sales volumes from our operations in the United States decreased 3% for the nine-month period ended September 30, 2019 compared to the same period in 2018, and our ready-mix concrete sales volumes increased 2% over the same period. The decrease in our domestic cement sales volumes was primarily attributable to disruptions to our Southeast operations from hurricane preparation. In addition, we faced unfavorable competitive dynamics in Florida. In the industrial-and-commercial sector, a decline in commercial construction was offset by growth in offices and lodging. Our average domestic cement sales prices of our operations in the United States increased 4% for the nine-month period ended September 30, 2019 compared to the same period in 2018, and our average ready-mix concrete sales price increased 3% over the same period.

As a result of increases in ready-mix concrete sales prices and sales volumes and the increase in domestic cement sales prices, partially offset by a decrease in domestic cement sales volumes, revenues from our operations in the United States increased by 4% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

Europe

For the nine-month period ended September 30, 2019, our operations in the Europe region consisted of our operations in the United Kingdom, France, Germany and Spain, which represent the most significant operations in this region, in addition to the Rest of Europe, which refers primarily to operations in Poland, the Czech Republic, Croatia, including assets in Bosnia, Herzegovina, Montenegro and Serbia. Our revenues from our operations in the Europe region represented 23% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. As of September 30, 2019, our operations in the Europe region represented 17% of our total assets. Our performance was affected in part by delays in infrastructure projects in Poland, as well as continued Brexit-related uncertainty in the United Kingdom. The infrastructure and the industrial and commercial sectors were the main demand drivers of volumes in the region, with large infrastructure projects in Germany, France, and the United Kingdom, as well as growth in industrial-and-commercial activity in Poland, France, Germany, and Spain. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom decreased 2% for the nine-month period ended September 30, 2019 compared to the same period in 2018, and our ready-mix concrete sales volumes increased 1% over the same period. Our operations in the United Kingdom represented 7% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased 4%, in Pound terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018, and our average sales price of ready-mix concrete increased 2%, in Pound terms, over the same period.

As a result of increases in ready-mix concrete sales volumes and sales prices and domestic cement sales prices, partially offset by decreases in domestic cement sales volumes, revenues from our operations in the United Kingdom, in Pound terms, increased 3% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

France

Our ready-mix concrete sales volumes from our operations in France increased 3% for the nine-month period ended September 30, 2019 compared to the same period in 2018. Our operations in France represented 6% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased 3%, in Euro terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018.

As a result of increases in ready-mix concrete sales volumes and sales prices, revenues from our operations in France, in Euro terms, increased 5% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

Germany

Our domestic cement sales volumes from our operations in Germany remained flat for the nine-month period ended September 30, 2019 compared to the same period in 2018, and ready-mix concrete sales volumes decreased approximately 9% over the same period. Our operations in Germany represented 3% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Germany, which represented approximately 26% of our cement sales volumes in Germany for the nine-month period ended September 30, 2019, increased 9% for the nine-month period ended September 30, 2019 compared to the same period in 2018. Our average sales price of domestic cement from our operations in Germany increased 5%, in Euro terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018, and our average sales price of ready-mix concrete increased 6%, in Euro terms, over the same period.

As a result of increases in domestic cement and ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, revenues from our operations in Germany, in Euro terms, increased 6% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

Spain

Our domestic cement sales volumes from our operations in Spain increased 5% for the nine-month period ended September 30, 2019 compared to the same period in 2018, while ready-mix concrete sales volumes increased 37% over the same period. Our operations in Spain represented 2% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Spain, which represented 17% of our Spain cement sales volumes for the nine-month period ended September 30, 2019, decreased 54% for the nine-month period ended September 30, 2019 compared to the same period in 2018. Our average sales price of domestic cement of our operations in Spain increased 5%, in Euro terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018, and our average sales price of ready-mix concrete increased 1%, in Euro terms, over the same period.

As a result of increases in domestic cement and ready-mix concrete sales volumes and sales prices, revenues from our operations in Spain, in Euro terms, increased 3% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

Rest of Europe

Our domestic cement sales volumes from our operations in the Rest of Europe decreased 2% for the nine-month period ended September 30, 2019 compared to the same period in 2018, and ready-mix concrete sales volumes decreased 7% over the same period. Our cement export volumes from our operations in the Rest of Europe segment, which represented 6% of our Rest of Europe cement sales volumes for the period ended September 30, 2019, decreased 34% for the nine-month period ended September 30, 2019 compared to the same period in 2018. Our revenues from our operations in the Rest of Europe represented 5% of our total revenues for the period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of Europe increased 7%, in Euro terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018, and our average sales price of ready-mix concrete increased 6%, in Euro terms, over the same period.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues in the Rest of Europe, in Euro terms, decreased 2% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

South, Central America and the Caribbean

For the nine-month period ended September 30, 2019, our operations in the SCA&C region consisted of our operations in Colombia, Panama, the Dominican Republic, as well as our Caribbean TCL operations, mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados, which represents our most significant operations in this region, and the Rest of SCA&C, which refers primarily to operations in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of the Caribbean TCL. Our revenues from our operations in the SCA&C region represented 13% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. As of September 30, 2019, our operations in the SCA&C region represented 9% of our total assets. In Colombia, we have some recovery in volumes, due to a strong performance in the infrastructure sector and other regional projects, as well as favorable activity in residential self-construction. In the Dominican Republic, our cement volume performance was supported by tourism-related projects around Punta Cana, and residential activity, with government investment in social housing and growth in the high-end residential sector in Santo Domingo. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

Colombia

Our domestic cement sales volumes from our operations in Colombia increased 11% for the nine-month period ended September 30, 2019 compared to the same period in 2018, and ready-mix concrete sales volumes increased 6% over the same period. Our revenues from our operations in Colombia represented 4% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased 3%, in Colombian Peso terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018, and our average sales price of ready-mix concrete remained flat in Colombian Peso terms, over the same period.

As a result of increases in domestic cement sales volumes and sales prices and ready-mix concrete sales volumes, revenues of our operations in Colombia, in Colombian Peso terms, increased 7% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

Panama

Our domestic cement sales volumes from our operations in Panama decreased 14% for the nine-month period ended September 30, 2019 compared to the same period in 2018, and ready-mix concrete sales volumes decreased 26% over the same period. Our revenues from our operations in Panama represented 1% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Panama decreased 6%, in Dollar terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018, and our average sales price of ready-mix concrete decreased 2%, in Dollar terms, over the same period.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and sales prices, revenues of our operations in Panama, in Dollar terms, decreased 15% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

Caribbean TCL

Our domestic cement sales volumes from our operations in Caribbean TCL decreased 5% for the nine-month period ended September 30, 2019 compared to the same period in 2018, and ready-mix concrete sales volumes decreased 14% over the same period. Our revenues from our operations in Caribbean TCL represented 2% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Caribbean TCL segment represented 11% of our Caribbean TCL cement sales volumes for the nine-month period ended September 30, 2019, increased 18% in 2019 compared to the same period in 2018. Our average sales price of domestic cement from our operations in Caribbean TCL increased 1%, in Trinidad and Tobago Dollar terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018, and our average sales price of ready-mix concrete increased 6%, in Trinidad and Tobago Dollar terms, over the same period

As a result of decreases in domestic cement and ready-mix concretes sales volumes partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues of our operations in Caribbean TCL, in Trinidad and Tobago Dollar terms, decreased 1% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

Dominican Republic

Our domestic cement sales volumes from our operations in the Dominican Republic increased 5% for the nine-month period ended September 30, 2019 compared to the same period in 2018, and ready-mix concrete sales volumes decreased 4% over the same period. Our operations in the Dominican Republic represented 2% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in the Dominican Republic, which represented 3% of our Dominican Republic cement sales volumes for the nine-month period ended September 30, 2019, decreased 20% for the nine-month period ended September 30, 2019 compared to the same period in 2018. Of our total cement exports from our operations in the Dominican Republic during 2019, 99% were to the Rest of South, Central America and the Caribbean region and 1% were to the Rest of Europe region. Our average sales price of domestic cement from our operations in the Dominican Republic increased 9%, in Dominican Peso terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018, and our average sales price of ready-mix concrete increased 9%, in Dominican Peso terms, over the same period.

As a result of increases in domestic cement sales volumes and sales prices and ready-mix concrete sales prices, partially offset by a decrease in ready-mix concrete sales volumes, revenues of our operations in the Dominican Republic, in Dominican Peso terms, increased 16% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

Rest of South, Central America and the Caribbean

Our domestic cement volumes from our operations in the Rest of South, Central America and the Caribbean decreased 12% for the nine-month period ended September 30, 2019 compared to the same period in 2018, and ready-mix concrete sales volumes decreased 27% over the same period. Our cement export volumes from our operations in the Rest of South, Central America and the Caribbean segment, which represented 6% of our Rest of South, Central America and the Caribbean cement sales volumes for the nine-month period ended September 30, 2019, remained flat for the nine-month period ended September 30, 2019 compared to the same period in 2018. Of our total cement export volumes from our operations in Rest of South, Central America and the Caribbean during 2018, 99% were within the same region and 1% were to the Rest of Europe region. Our revenues from our operations in the Rest of South, Central America and the Caribbean represented 4% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of South, Central America and the Caribbean remained flat in Dollar terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018, and our average sales price of ready-mix concrete increased 7%, in Dollar terms, over the same period.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by an increase in ready-mix concrete sales prices, revenues of our operations in the Rest of South, Central America and the Caribbean, in Dollar terms, decreased 13% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

Asia, Middle East and Africa

For the nine-month period ended September 30, 2019, our operations in the Asia, Middle East and Africa region consisted of our operations in the Philippines and Israel, which represent the most significant operations in this region, in addition to the Rest of Asia, Middle East and Africa, which refers primarily to operations in Egypt and the UAE. Our revenues from our operations in the Asia, Middle East and Africa region represented 10% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. As of September 30, 2019, our operations in the Asia, Middle East and Africa region represented 6% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the Asia, Middle East and Africa region.

The Philippines

Our domestic cement volumes from our operations in the Philippines decreased 3% for the nine-month period ended September 30, 2019 compared to the same period in 2018. The decrease in domestic cement volumes is due to lower construction activity, mainly related to a reduction in public infrastructure investments. Our cement export volumes from our operations in the Philippines, represented less than 1% of our Philippines cement sales volumes. Our revenues from our operations in the Philippines represented 3% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines increased 5% in Philippine Peso terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018.

As a result of an increase in domestic cement sales price, partially offset by a decrease in domestic cement sales volumes, revenues of our operations in the Philippines, in Philippine Peso terms, increased 1% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

Israel

Our ready-mix concrete sales volumes from our operations in Israel increased 5% for the nine-month period ended September 30, 2019 compared to the same period in 2018. Our operations in Israel represented 5% of our total revenues for the nine-month period ended September 30, 2019 in U.S. Dollar terms, before eliminations resulting from consolidation. Our average sales price of price of ready-mix concrete from our operations in Israel decreased 1%, in Israeli New Shekel terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018.

As a result of increases in ready-mix concrete sales volumes partially offset by a decrease in ready-mix concrete sales prices, revenues of our operations in Israel, in Israeli New Shekel terms, increased 3% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

Rest of Asia, Middle East and Africa

Our domestic cement sales volumes from our operations in the Rest of Asia, Middle East and Africa decreased 28% for the nine-month period ended September 30, 2019 compared to the same period in 2018, and ready-mix concrete sales volumes decreased 21% over the same period. Our cement export volumes from our operations in Rest of Asia, Middle East and Africa, represented less than 1% of our Rest of Asia, Middle East and Africa cement sales volumes for the nine-month period ended September 30, 2019. Our revenues from our operations in our Rest of Asia, Middle East and Africa segment represented 2% of our total revenues for the nine-month period ended September 30, 2019, in U.S. Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement increased 5%, in Dollar terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018, and the average sales price of ready-mix concrete increased in 3%, in Dollar terms, over the same period.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by an increase in domestic cement and ready-mix concrete sales prices, revenues from our operations in the Rest of Asia, Middle East and Africa, in Dollar terms, decreased 21% for the nine-month period ended September 30, 2019 compared to the same period in 2018.

Others

Our Others segment refers to: (i) cement trade maritime operations (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and finance subsidiaries, (iv) other minor subsidiaries with different lines of business. Revenues from our Others segment decreased 13% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, for the nine-month period ended September 30, 2019 compared to the same period in 2018, in U.S. Dollar terms.

Cost of Sales. Our cost of sales, including depreciation, decreased 2% from U.S.$6,970 million for the nine-month period ended September 30, 2018 to U.S.$6,849 million for the same period in 2019. As a percentage of revenues, cost of sales increased from 65.7% for the nine-month period ended September 30, 2018 to 67.2% for the same period in 2019. The increase in cost of sales as a percentage of revenues was mainly driven by higher costs of raw materials partially offset by lower energy costs. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit. For the reasons explained above, our gross profit decreased 8% from U.S.$3,638 million for the nine-month period ended September 30, 2018 to U.S.$3,343 million for the same period in 2019. As a percentage of revenues, gross profit decreased from 34.3% for the nine-month period ended September 30, 2018 to 32.8% for the same period in 2019. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistics expenses.

Operating expenses. Our operating expenses, which are represented by administrative, selling and distribution and logistics expenses, decreased 2%, from U.S.$2,304 million for the nine-month period ended September 30, 2018 to U.S.$2,264 million for the same period in 2019. As a percentage of revenues, operating expenses increased from 21.7% for the nine-month period ended September 30, 2018 to 22.2% for the same period in 2019. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses”. For the nine-month periods ended September 30, 2018 and 2019, selling expenses included as part of the line item “Operating expenses” amounted to U.S.$243 million and U.S.$283 million, respectively. As a percentage of revenues, selling expenses increased from 2% for the nine-month period ended September 30, 2018 to 3% for the same period in 2019. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of U.S.$1,086 million for the nine-month period ended September 30, 2018 and U.S.$1,035 million for the same period in 2019. As a percentage of revenues, distribution and logistics expenses remained flat at 10% for the nine-month period ended September 30, 2018 and 2019.

Operating Earnings Before Other Expenses, Net

For the reasons mentioned above, our operating earnings before other expenses, net, decreased 19% from U.S.$1,334 million for the nine-month period ended September 30, 2018 to U.S.$1,079 million for the same period in 2019. As a percentage of revenues, operating earnings before other expenses, net, decreased from 12.6% for the nine-month period ended September 30, 2018 to 10.6% for the same period in 2019. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net, on a reportable segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico decreased 24%, in Mexican Peso terms. Our operating earnings before other expenses, net, from our operations in Mexico represented 58% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in U.S. Dollar terms. The increase resulted primarily from a decrease in Mexican operation revenues.

United States

Our operating earnings before other expenses, net, from our operations in the United States decreased 18% for the nine-month period ended September 30, 2019 compared to the same period in 2018, in Dollar terms. Our operating earnings before other expenses, net, from our operations in the United States represented 20% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in U.S. Dollar terms. The decrease resulted primarily from an increase in operating cost as a percentage of revenues.

Europe

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom increased 14% for the nine-month period ended September 30, 2019 compared to the same period in 2018, in Pound terms. Our operating earnings before other expenses, net, from our operations in the United Kingdom represented 5% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in U.S. Dollar terms. The increase resulted primarily from an increase in revenues.

France. Our operating earnings before other expenses, net, from our operations in France increased 21% for the nine-month period ended September 30, 2019 compared to the same period in 2018, in Euro terms. Our operating earnings before other expenses, net, from our operations in France represented 4% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in U.S. Dollar terms. The increase resulted primarily from an increase in revenues.

Germany. Our operating earnings before other expenses, net, from our operations in Germany increased 177% for the nine-month period ended September 30, 2019 compared to the same period in 2018, in Euro terms. Our operating earnings before other expenses, net, from our operations in Germany represented 2% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in U.S. Dollar terms. The increase resulted primarily from an increase in revenues and a decrease in cost of sales and operating expenses.

Spain. Our operating loss before other expenses, net, from our operations in Spain decreased 19% for the nine-month period ended September 30, 2019 compared to the same period in 2018, in Euro terms. Our operating loss before other expenses, net, from our operations in Spain represented a negative impact of 2% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in U.S. Dollar terms. The decrease in operating loss before other expenses, net, resulted primarily from an increase in revenues.

Rest of Europe. Our operating earnings before other expenses, net, from our operations in the Rest of Europe increased 30% for the nine-month period ended September 30, 2019 compared to the same period in 2018, in Euro terms. Our operating earnings before other expenses, net, from our operations in the Rest of Europe represented 5% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in U.S. Dollar terms.

South, Central America and the Caribbean

Colombia. Our operating earnings before other expenses, net, from our operations in Colombia decreased 15% for the nine-month period ended September 30, 2019 compared to the same period in 2018, in Colombian Peso terms. Our operating earnings before other expenses, net, from our operations in Colombia represented 4% of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2019 in U.S. Dollar terms.

Panama. Our operating earnings before other expenses, net, from our operations in Panama decreased 38% for the nine-month period ended September 30, 2019 compared to the same period in 2018, in Dollar terms. Our operating earnings before other expenses, net, from our operations in Panama represented 2% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in U.S. Dollar terms. The decrease resulted primarily from a decrease in revenues.

Caribbean TCL. Our operating earnings before other expenses, net, from our operations in Caribbean TCL remained flat for the nine-month period ended September 30, 2019 compared to the same period in 2018, in Trinidad and Tobago Dollar terms. Our operating earnings before other expenses, net, from our operations in Caribbean TCL represented 3% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in U.S. Dollar terms.

Dominican Republic. Our operating earnings before other expenses, net, from our operations in the Dominican Republic increased 48% for the nine-month period ended September 30, 2019 compared to the same period in 2018, in Dominican Peso terms. Our operating earnings before other expenses, net, from our operations in the Dominican Republic represented 5% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in US. Dollar terms.

Rest of South, Central America and the Caribbean. Our operating earnings before other expenses, net, from our operations in the Rest of South, Central America and the Caribbean decreased 26% for the nine-month period ended September 30, 2019 compared to the same period in 2018, in U.S. Dollar terms. Our operating earnings before other expenses, net, from our operations in the Rest of South, Central America and the Caribbean region represented 6% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in U.S. Dollar terms.

Asia, Middle East and Africa

The Philippines. Our operating earnings before other expenses, net, from our operations in the Philippines increased 33% for the nine-month period ended September 30, 2019 compared to the same period in 2018, in Philippine Peso terms. Our operating earnings before other expenses, net, from our operations in the Philippines represented 6% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in U.S. Dollar terms. The increase resulted primarily from an increase in revenues.

Israel. Our operating earnings before other expenses, net, from our operations in Israel remained flat in Israeli New Shekel terms. Our operating earnings before other expenses, net, from our operations in Israel represented 5% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in U.S. Dollar terms. The increase resulted primarily from an increase in revenues and was offset by increases in operating costs.

Rest of Asia, Middle East and Africa. Our operating loss before other expenses, net, from our operations in the Rest of Asia, Middle East and Africa decreased 140%, for the nine-month period ended September 30, 2019 compared to the same period in 2018, in Dollar terms, for the nine-month period ended September 30, 2019 compared to the same period in 2018. Our operating loss before other expenses, net, from our operations in the Rest of AMEA represented 1% of our total operating earnings before other expenses, net, for the nine-month period ended September 30, 2019 in U.S. Dollar terms.

Others. Our operating loss before other expenses, net, from our operations in our Others segment decreased 8% for the nine-month period ended September 30, 2019 compared to the same period in 2018, in U.S. Dollar terms.

Other Expenses, Net. Our other expenses, net, increased 61%, in U.S. Dollar terms, from U.S.$82 million for the period ended September 30, 2018 to U.S.$132 million for the same period in 2019. The increase in the nine-month period ended September 30, 2019, resulted primarily from the results from the sale of assets and others, net and for the restructuring cost. See note 5 to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

The most significant items included under this caption for the nine-month periods ended September 30, 2018 and 2019 are as follows:

	For the Nine-Month Periods Ended September 30,
	2018		2019
	(in millions of U.S. Dollars)
Impairment losses	U.S.$	13	U.S.$	8
Restructuring costs		18		34
Charitable contributions		5		5
Results from the sale of assets and others, net		46		85

	U.S.$	82	U.S.$	132

Financial expense. Our financial expense decreased 5% from U.S.$551 million for the period ended September 30, 2018 to U.S.$526 million for the same period in 2019, primarily attributable to lower interest rates on our financial debt as well as a decrease in our financial debt during the nine-month periods ended September 30, 2019 compared to September 30, 2018.

Financial income and other items, net. Our financial income and other items, net, in U.S. Dollar terms, decreased significantly from an income of U.S.$28 million for the period ended September 30, 2018 to an expense of U.S.$38 million for the same period in 2019, mainly as a result of the income from financial instruments. See notes 6 and 13C to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

The most significant items included under this caption for the nine-month periods ended September 30, 2018 and 2019 are as follows:

	For the Nine-Month Periods Ended September 30,
	2018		2019
Financial income and other items, net	(in millions of U.S. Dollars)
Financial income	U.S.$	13	U.S.$	16
Effects of amortized cost on assets and liabilities and others, net		(42)		(45)
Foreign exchange results		(4)		(10)
Results from financial instruments, net		69		1
Results in the sale of associates		(8)		—

	U.S.$	28	U.S.$	(38)

Income Taxes. Our income tax effect in the income statements, which is primarily comprised of current income taxes plus deferred income taxes, decreased 19% from an expense of U.S.$186 million for the nine-month period ended September 30, 2018 to an expense of U.S.$151 million for the same period in 2019. The decrease was primarily attributable to the recognition of loss carryforwards during the nine-month period ended September 30, 2019.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for the nine-month period ended September 30, 2019 decreased 53%, from a net income from continuing operations of U.S.$564 million for the nine-month period ended September 30, 2018 to a net income from continuing operations of U.S.$263 million for the same period in 2019. As a percentage of revenues, net income from continuing operations decreased from 5.3% for the nine-month period ended September 30, 2018 to 2.6% for the same period in 2019.

Discontinued operations. For the nine-month periods ended September 30, 2018 and 2019, our discontinued operations included in our consolidated income statements amounted to U.S.$40 million and U.S.$148 million, respectively. As a percentage of revenues, discontinued operations represented 0.4% for the nine-month period ended September 30, 2018, and 1.4% for the same period in 2019. See note 3A to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019 included herein.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for the nine-month period ended September 30, 2019 decreased 32% from a consolidated net income of U.S.$604 million for the nine-month period ended September 30, 2018 to a consolidated net income of U.S.$411 million for the same period in 2019. As a percentage of revenues, consolidated net income represented 5.7% for the nine-month period ended September 30, 2018, and 4.0% for the same period in 2019.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries. Non-controlling interest net income decreased 23%, from an income of U.S.$39 million for the nine-month period ended September 30, 2018 to an income of U.S.$30 million for the same period in 2019, primarily attributable to a decrease in the net income of the consolidated entities in which others have a non-controlling interest. As a percentage of revenues, non-controlling interest net income represented 0.4% for the nine-month period ended September 30, 2018, and 0.3% for the same period in 2019. See note 16B to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income decreased 33%, from a controlling interest net income of

U.S.$565 million for the nine-month period ended September 30, 2018 to a controlling interest net income of U.S.$381 million for the same period in 2019. As a percentage of revenues, controlling interest net income represented 5.3% for the nine-month period ended September 30, 2018, and 3.7% for the same period in 2019.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short- and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially decrease our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from business sales. Our consolidated net cash flows provided by operating activities from continuing operations before financial expense and coupons on Perpetual Debentures (as defined in the 2018 Annual Report) and income taxes paid in cash decreased 20% from U.S.$1,596 million for the nine-month period ended September 30, 2018 to U.S.$1,269 million for the same period in 2019. See our statement of cash flows for the nine-month periods ended September 30, 2018 and 2019 included herein. CEMEX management is of the opinion that working capital is sufficient for our present requirements.

Sources and Uses of Cash

Our review of sources and uses of cash below refers to nominal amounts included in our statement of cash flows for the nine-month periods ended September 30, 2018 and 2019.

Our primary sources and uses of cash during the nine-month periods ended September 30, 2018 and 2019 were as follows:

	For the Nine-Month Periods Ended September 30,
	2018	2019
	(in millions of U.S. Dollars)
Operating Activities
Consolidated net income	604	411
Discontinued operations	40	148

Net income from continuing operations	564	263
Non-cash items	1,453	1,479
Changes in working capital, excluding income tax	(421)	(473)

Net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income tax	1,596	1,269
Financial expense and coupons on Perpetual Debentures and income tax paid	(751)	(657)

Net cash flows provided by operating activities from continuing operations	845	612
Net cash flows provided by operating activities from discontinued operations	32	(5)

Net cash flows provided by operating activities	877	607
Investing Activities
Property, machinery and equipment, net	(557)	(560)
Acquisition and disposal of subsidiaries and other disposal groups, net	(26)	512
Intangible assets and non-current assets and others, net	(132)	(97)

Net cash flows used in investing activities from continuing operations	(715)	(145)
Financing Activities
Dividends paid	—	(75)
Derivative instruments	19	(48)

	For the Nine-Month Periods Ended September 30,
	2018	2019
	(in millions of U.S. Dollars)
Repayment of debt and other financial obligations, net	(627)	(136)
Share repurchase program and non-controlling interest in subsidiaries	—	(90)
Securitization of trade receivables	35	(5)
Non-current liabilities, net	(107)	(106)

Net cash flows used in financing activities from continuing operations	(680)	(460)

Increase (decrease) in cash and cash equivalents from continuing operations	(550)	7
Increase (decrease) in cash and cash equivalents from discontinued operations	32	(5)
Cash conversion effect, net	123	(12)
Cash and cash equivalents at beginning of period	699	309

Cash and cash equivalents at end of period	304	299

September 30, 2019. During the nine-month period ended September 30, 2019, excluding the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of U.S.$12 million, there was an increase in cash and cash equivalents from continuing operations of U.S.$7 million. This increase was a result of our net cash flows provided by operating activities from continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of U.S.$657 million, amounted to U.S.$612 million, partially offset by our net cash flows used in investing activities and our net cash flows used in financing activities from continuing operations of U.S.$145 million and U.S.$460 million, respectively.

For the nine-month period ended September 30, 2019, our net cash flows provided by operating activities included cash flows applied in working capital of U.S.$473 million, which was primarily comprised of cash flows applied in trade receivables, trade payables and other accounts payable and accrued expenses, for an aggregate amount of U.S.$603 million, partially offset by cash flows originated by other accounts receivable and other assets and inventories, for an amount of U.S.$130 million.

During the nine-month period ended September 30, 2019, our net cash flows provided by operating activities from continuing operations after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of U.S.$612 million were mainly disbursed in connection with (i) our net cash flows used in financing activities from continuing operations of U.S.$460 million, which include payments of dividends, derivative instruments, repayment of our debt and other financial obligations, net, share repurchase program and non-controlling interest in subsidiaries, securitization of trade receivables and non-current liabilities, net; (ii) our net cash flows used in the investing activities from continuing operations of U.S.$145 million, which was primarily comprised of investment in property, machinery and equipment, net and intangible assets, for an aggregate amount of U.S.$657 million, partially offset by cash flows arising from the acquisition and disposal of subsidiaries and other disposal groups, net, for U.S.$512 million.

September 30, 2018. During the nine-month period ended September 30, 2018, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of U.S.$123 million, there was a decrease in cash and cash equivalents of continuing operations of U.S.$550 million. This decrease was the result of our net cash flows used in investing activities from continuing operations of U.S.$715 million and our net cash flows used in financing activities from continuing operations of U.S.$680 million, partially offset by our net cash flows provided by operating activities from continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of U.S.$751 million, amounted to U.S.$845 million.

For the nine-month period ended September 30, 2018, our net cash flows provided by operating activities included cash flows applied in working capital of U.S.$421 million, which was primarily comprised of cash flows applied in trade receivables, other accounts receivable and other assets, inventories and other accounts payable and accrued expenses, for an aggregate amount of U.S.$473 million, partially offset by cash flows originated by trade payables, for an amount of U.S.$52 million.

During the nine-month period ended September 30, 2018, our net cash flows used in (i) investing activities from continuing operations of U.S.$715 million, which was primarily comprised of cash flows used in investment in property, machinery and equipment, net, intangible assets and non-current assets and others, net, for an aggregate amount of U.S.$689 million and cash flows used in the acquisition and disposal of subsidiaries and other disposal groups, net, for U.S.$26 million and (ii) our net cash flows used in financing activities from continuing operations of U.S.$680 million, which include repayment of our debt and other financial obligations, net and non-current liabilities for an aggregate amount of U.S.$734 million, partially offset by cash flows arising from derivative financial instruments and securitization of trade receivables for an aggregate amount of U.S.$54 million, were partially offset by our net cash flows provided by operating activities from continuing operations after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of U.S.$845 million.

As of September 30, 2019, we had the following lines of credit, of which the only committed portion refers to the revolving credit facility under the Facilities Agreement, at annual interest rates ranging between 0.75% and 8.50%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of U.S. Dollars)
Other lines of credit in foreign subsidiaries	481	382
Other lines of credit from banks	673	380
Revolving credit facility	1,135	935

	2,289	1,697

As of September 30, 2019, we had U.S.$935 million available in our committed revolving credit tranche under the Facilities Agreement. This, in addition to our proven capacity to continually refinance and replace short-term obligations, will enable us to meet any liquidity risk in the short term.

Capital Expenditures

Our capital expenditures incurred for the nine-month periods ended September 30, 2018 and 2019, and our expected capital expenditures for the three-month period ending December 31, 2019, which include an allocation to 2019 of a portion of our total future committed amount, are as follows:

	Actual For the Nine-Month Periods Ended September 30,		Estimated For the Remaining Three-Month Period Ended December 31, 2019
	2018	2019
	(in millions of U.S. Dollars)
Mexico	102	150	55
United States	266	220	181
Europe
United Kingdom	28	26	14
France	35	21	22
Germany	16	10	10
Spain	19	13	12
Rest of Europe	30	33	24
South, Central America and the Caribbean
Colombia	13	18	7
Panama	8	6	7
Caribbean TCL	14	11	3
Dominican Republic	3	6	3
Rest of SCA&C	9	12	1
Asia, Middle East and Africa
Philippines	23	53	74
Israel	14	14	22
Rest of AMEA	9	6	9
Others	14	6	1

Total consolidated	603	605	445

Of which
Expansion capital expenditures	95	164	126
Base capital expenditures	508	441	319

For the nine-month periods ended September 30, 2018 and 2019, we recognized U.S.$603 million and U.S.$605 million, in capital expenditures from our continuing operations, respectively. As of September 30, 2019, in connection with our significant projects, we had contractually committed capital expenditures of U.S.$90 million, including our capital expenditures estimated to be incurred in the nine-month period ending December 31, 2019. This amount is expected to be incurred during 2019, based on the evolution of the related projects. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$1.5 billion in any financial year (excluding certain capital expenditures, joint venture investments and acquisitions by each of CLH and CHP and their respective subsidiaries and those funded by Relevant Proceeds (as defined in the Facilities Agreement)), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of (i) U.S.$500 million (or its equivalent) for CLH and its subsidiaries and (ii) U.S.$500 million (or its equivalent) for CHP and its subsidiaries. In addition, the amounts of which we and our subsidiaries are allowed for permitted acquisitions and investments in joint ventures cannot exceed certain thresholds as set out in the Facilities Agreement.

Our Indebtedness

As of September 30, 2019, we had reported U.S.$11,482 million (principal amount U.S.$11,547 million, excluding deferred issuance costs) of total debt plus other financial obligations in our statement of financial position, which does not include €64 million of the Perpetual Debentures. Of our total debt plus other financial obligations, 14% were short-term (including current maturities of long-term debt) and 86% were long-term. As of September 30, 2019, 67% of our total debt plus other financial obligations was Dollar-denominated, 23% was Euro-denominated, 5% was British Pound-denominated, 2% was Philippine Peso-denominated and immaterial amounts were denominated in other currencies. See note 13A to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

As of September 30, 2019, total commitments initially available under the Facilities Agreement included (i) €741 million (U.S.$807 million); (ii) £344 million (U.S.$422 million) and (iii) U.S.$2,746 million, out of which U.S.$1,135 million were in the revolving credit facility tranche of the Facilities Agreement. As of September 30, 2019, the Facilities Agreement had an amortization schedule of U.S.$47 million in 2020, U.S.$615 million in 2021, U.S.$1,336 million in 2022, and U.S.$521 million in 2023 and 2024, respectively. See note 13A to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein. As a result of the April 2019 Facilities Agreement Amendments, U.S.$521 million and U.S.$521 million, payable under the Facilities Agreement in July 2020 and January 2021, respectively, will now mature in July 2023 and January 2024, respectively, and U.S.$47 million and U.S.$47 million remains payable under the Facilities Agreement in July 2020 and January 2021, respectively. CEMEX, S.A.B. de C.V. and certain of its subsidiaries have pledged the Collateral and all proceeds of the Collateral to secure our payment obligations under the Facilities Agreement, our outstanding Senior Secured Notes and under several other of our financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—We pledged the capital stock of some of our subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Facilities Agreement, the indentures governing our outstanding Senior Secured Notes and other financing arrangements.” in our 2018 Annual Report.

As of September 30, 2019, we reported an aggregate amount of outstanding debt of U.S.$3,041 million under the Facilities Agreement. As of September 30, 2019, we had U.S.$935 million available under the U.S.$1,135 million revolving credit facility tranche of the Facilities Agreement. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain initiatives which may include making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.” in our 2018 Annual Report.

For a discussion of restrictions and covenants under the Facilities Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.” in our 2018 Annual Report.

For a description of the Senior Secured Notes, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes.”

Some of our subsidiaries and special purpose vehicles (“SPVs”) have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	Senior Secured Notes	Facilities Agreement	Perpetual Debentures
	U.S.$5,356 million (principal amount U.S.$5,391 million)	U.S.$3,012 million (principal amount U.S.$3,041 million)	U.S.$441 million
Amount outstanding as of September 30, 2019(1)
CEMEX Finance LLC	✓	✓
CEMEX, S.A.B. de C.V.	✓	✓	✓
CEMEX México, S.A. de C.V.	✓	✓	✓
CEMEX Concretos, S.A. de C.V.	✓	✓
Empresas Tolteca de México, S.A. de C.V.	✓	✓
New Sunward Holding B.V.	✓	✓	✓
CEMEX España, S.A.	✓	✓
Cemex Asia B.V.	✓	✓

	Senior Secured Notes	Facilities Agreement	Perpetual Debentures
	U.S.$5,356 million (principal amount U.S.$5,391 million)	U.S.$3,012 million (principal amount U.S.$3,041 million)	U.S.$441 million
CEMEX Corp.	✓	✓
Cemex Africa & Middle East Investments B.V.	✓	✓
CEMEX France Gestion (S.A.S)	✓	✓
Cemex Research Group AG	✓	✓
CEMEX UK	✓	✓

(1)	Includes Senior Secured Notes and the Perpetual Debentures held by CEMEX, as applicable.

In addition, as of September 30, 2019, (i) CEMEX Materials LLC was a borrower of U.S.$154 million (principal amount U.S.$150 million) under an indenture, which is guaranteed by CEMEX Corp.; and (ii) several of our other operating subsidiaries were borrowers under debt facilities aggregating U.S.$308 million.

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital expenditure programs. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

If the global economic environment deteriorates and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if the proceeds of any divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

We and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Relevant Transactions Related to Our Indebtedness During the Nine-Month Period Ended September 30, 2019

The following is a description of our most important transactions related to our indebtedness during the nine-month period ended September 30, 2019:

•	In March 2019, we renewed the securitization programs outstanding in France and the United Kingdom. As a result of this renewal, both programs are now scheduled to mature in March 2020.

•

On March 19, 2019, we issued €400 million of our 3.125% Senior Secured Notes due 2026 denominated in Euros (the “March 2026 Euro Notes”). We used the net proceeds from our March 2026 Euro Notes for general corporate purposes, including to repay other indebtedness, in accordance with the Facilities Agreement. The March 2026 Euro Notes share in the Collateral pledged for the benefit of the lenders under the Facilities Agreement and other secured obligations having the benefit of such Collateral.

•

In September 2019, we extended the securitization programs outstanding in the United States and Mexico by three additional months. As a result of this extension, both programs are now scheduled to mature in December 2019.

•

We conducted drawdowns and repayments of the revolving tranche of the Facilities Agreement, resulting in a principal outstanding amount of U.S.$200 million as of September 30, 2019. In addition, as of September 30, 2019, we had an aggregate amount of U.S.$935 million available under the revolving tranche of the Facilities Agreement.

Our Other Financial Obligations

Other financial obligations in the statement of financial position as of September 30, 2019 are detailed as follows:

	September 30, 2019
	Short- term		Long- term	Total
March 2020 Optional Convertible Subordinated U.S. Dollar Notes	U.S.$	518	—	518
November 2019 Mandatory Convertible Mexican Peso Notes		5	—	5
Liabilities secured with accounts receivable		587	—	587
Finance leases		219	1,070	1,289

	U.S.$	1,329	1,070	2,399

As mentioned in note 2.6 to our audited consolidated financial statements included in the 2018 Annual Report, financial instruments convertible into CEMEX, S.A.B. de C.V.’s CPOs and/or ADSs (each as defined in the 2018 Annual Report) contain components of both liability and equity, which are recognized differently depending on whether the instrument is mandatorily convertible, or is optionally convertible by election of the note holders, as well as the currency in which the instrument is denominated and the functional currency of the issuer.

March 2020 Optional Convertible Subordinated U.S. Dollar Notes

During 2015, CEMEX, S.A.B. de C.V. issued U.S.$521 million aggregate principal amount of its 3.72% Convertible Subordinated Notes due March 2020 (“March 2020 Optional Convertible Subordinated U.S. Dollar Notes”) as a result of exchanges or settlements of other convertible notes. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to anti-dilution adjustments. The value of the conversion option as of the issuance dates, which amounted to U.S.$13 million, was recognized in other equity reserves. As of December 31, 2018, the conversion price per ADS for the March 2020 Optional Convertible Subordinated U.S. Dollar Notes was approximately U.S.$11.01, and, as of the date of this filing, this has been further adjusted to U.S.$10.88. After anti-dilution adjustments, the conversion rate for the March 2020 Optional Convertible Subordinated U.S. Dollar Notes as of December 31, 2018 was 90.8592 ADSs per each U.S.$1,000 principal amount of such notes, and, as of the date of this filing, this has been further adjusted to 91.9515 ADSs per each U.S.$1,000 principal amount of such notes. See note 16.2 to our audited consolidated financial statements included in the 2018 Annual Report.

November 2019 Mandatory Convertible Mexican Peso Notes

In December 2009, CEMEX, S.A.B. de C.V. exchanged certain debt into U.S.$315 million principal amount of 10% mandatorily convertible securities denominated in Mexican Pesos with a maturity in November 2019 (the “November 2019 Mandatory Convertible Securities”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches Ps29.50 into approximately 210 million CPOs at a conversion price of approximately Ps19.66 per CPO. Holders have an option to voluntarily convert their securities on any interest payment date into CPOs. The conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the statement of operations. Changes in the value of the conversion option generated gains of U.S.$13 million for the nine-month period ended September 30, 2018 compared to gains of U.S.$1 million for the same period in 2019. See notes 13B and 13C to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the United States, France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2018 and September 30, 2019, trade accounts receivable included receivables of U.S.$664 million and U.S.$711 million, respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. Nonetheless, in such programs, our subsidiaries retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position, and the funded amounts were recognized within the line item of “Other financial obligations” and the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as a liability amounted to U.S.$599 million as of December 31, 2018 and U.S.$587 million as of September 30, 2019, respectively. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to U.S.$17 million and U.S.$19 million for the nine-month periods ended September 30, 2018 and 2019, respectively. As of September 30, 2019, our securitization programs in France and the United Kingdom were negotiated until March 2020 and our programs in Mexico and in the U.S. until December 2019, and are usually renewed at their maturity. See note 8 to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

Lease Liabilities

Beginning January 1, 2019, IFRS 16 introduced a single lessee accounting model that requires a lessee to recognize for all leases, except those with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use of the underlying asset and a corresponding financial liability representing the net present value of estimated lease payments under the contract.

As of December 31, 2018 and September 30, 2019, we held several operating buildings and mainly mobile equipment, under lease contracts for a total of U.S.$1,323 million and U.S.$1,289 million, respectively. See notes 2, 11 and 13B to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

Perpetual Debentures

We define the “Perpetual Debentures,” collectively, as the (i) U.S. Dollar-Denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited; (ii) U.S. Dollar-Denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited; (iii) U.S. Dollar-Denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited; and (iv) Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited.

As of December 31, 2018 and as of September 30, 2019, non-controlling interest stockholders’ equity included U.S.$444 million and U.S.$441 million, respectively, representing the notional amount of Perpetual Debentures, which exclude any perpetual debentures held by subsidiaries. The Perpetual Debentures have no fixed maturity date and do not represent contractual obligations to exchange any series of its outstanding Perpetual Debentures for financial assets or financial liabilities. Based on their characteristics, the Perpetual Debentures, issued through SPVs, qualify as equity instruments and are classified within non-controlling interest as they were issued by consolidated entities, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of U.S.$21 million and U.S.$22 million for the nine-month periods ended September 30, 2018 and 2019, respectively. The different SPVs were established solely for purposes of issuing the

Perpetual Debentures and are included in our audited consolidated financial statements included in the 2018 Annual Report. As of September 30, 2019, the Perpetual Debentures were as follows:

Issuer	Issuance Date	Nominal Amount at Issuance Date (in millions)		Nominal Amount Outstanding as of September 30, 2019 (in millions)		Repurchase Option	Interest Rate
C10-EUR Capital (SPV) Ltd(3).	May 2007		€730		€64	Tenth anniversary	EURIBOR + 4.79%
C8 Capital (SPV) Ltd.(2)	February 2007	U.S.$	750	U.S.$	135	Eighth anniversary	LIBOR + 4.40%
C5 Capital (SPV) Ltd.(1)(2)	December 2006	U.S.$	350	U.S.$	61	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd.(2)	December 2006	U.S.$	900	U.S.$	175	Tenth anniversary	LIBOR + 4.71%

(1)	Under the Facilities Agreement, and previously under the 2014 Credit Agreement, we are not permitted to call the Perpetual Debentures.
(2)	“LIBOR” above refers to the London Inter-Bank Offered Rate. As of September 30, 2018 and 2019, 3-month LIBOR was approximately 2.3938% and 2.08513%, respectively.
(3)	“EURIBOR” above refers to the Euro Interbank Offered Rate. As of September 30, 2018 and 2019, 3-month EURIBOR was approximately –0.318% and –0.418%, respectively.

Stock Repurchase Program

Under Mexican law, CEMEX, S.A.B. de C.V.’s shareholders are the only ones authorized to approve the maximum amount of resources that can be allocated to the stock repurchase program at any annual general ordinary shareholders’ meeting. Unless otherwise instructed by CEMEX, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2015 and 2016 annual general ordinary shareholders’ meetings held on March 31, 2016 and March 30, 2017, respectively, no maximum amount of resources was proposed for a stock repurchase program. In connection with CEMEX, S.A.B. de C.V.’s 2017 annual general ordinary shareholders’ meeting held on April 5, 2018, a proposal was approved to set the amount of U.S.$500 million or its equivalent in Mexican Pesos as the maximum amount of resources for the year ending on December 31, 2018, and until the next ordinary shareholders’ meeting held in 2019, which reviewed the 2018 financial year, that CEMEX, S.A.B. de C.V. can use to repurchase its own shares or securities that represent such shares. The board of directors of CEMEX, S.A.B. de C.V. approved the policy and procedures for the operation of the stock repurchase program, and is authorized to determine the basis on which the repurchase and placement of such shares is made, appoint the persons who will be authorized to make the decision of repurchasing or replacing such shares and appoint the persons responsible to make the transaction and furnish the corresponding notices to authorities. The board of directors of CEMEX, S.A.B. de C.V. and/or attorneys-in-fact or delegates designated in turn, or the persons responsible for such transactions, will determine, in each case, if the repurchase is made with a charge to stockholders’ equity as long as the shares belong to CEMEX, S.A.B. de C.V. or with a charge to share capital if it is resolved to convert the shares into non-subscribed shares to be held in treasury. See “Item 5—Recent Developments—Recent Developments Relating to Our Shareholders Meeting” in the 2018 Annual Report. We remain subject to certain restrictions regarding the repurchase of shares of our capital stock under the Facilities Agreement and the indentures governing the outstanding Senior Secured Notes.

On November 27, 2018, CEMEX, S.A.B. de C.V. initiated its stock repurchase program as per the resolutions approved at CEMEX, S.A.B. de C.V.’s 2017 annual general ordinary shareholders’ meeting held on April 5, 2018. As of December 31, 2018, a total of 153,603,753 CPOs were repurchased at an average price of approximately Ps9.90 per CPO, for a total amount of U.S.$75 million.

In connection with CEMEX, S.A.B. de C.V.’s 2018 annual general ordinary shareholders’ meeting held on March 28, 2019, a proposal was approved to cancel a total of 153,603,753 CPOs which were repurchased through the repurchase program in fiscal year 2018. In addition, a proposal was approved to set the amount of U.S.$500 million or its equivalent in Mexican Pesos as the maximum amount of resources for the year ending on December 31, 2019, and until the next ordinary shareholders’ meeting held in 2020, which reviews the 2019 financial year, that CEMEX, S.A.B. de C.V. can use to repurchase its own shares or securities that represent such shares.

On August 19, 2019, CEMEX, S.A.B. de C.V. initiated its stock repurchase program as per the resolutions approved at CEMEX, S.A.B. de C.V.’s 2018 annual general ordinary shareholders’ meeting held on March 28, 2019. As of September 30, 2019, a total of 157,700,000 CPOs were repurchased at an average price of approximately Ps6.27 per CPO, for a total amount of U.S.$49 million.

Summary of Material Contractual Obligations and Commercial Commitments

The Facilities Agreement

On July 19, 2017, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the Facilities Agreement for an amount in different currencies equivalent to U.S.$4.1 billion (in the aggregate), the proceeds of which were used to refinance indebtedness incurred under a then-existing credit agreement and other debt repayment obligations. In March 2019, CEMEX, S.A.B. de C.V. obtained the requisite consents from lenders under the Facilities Agreement to make certain amendments to the Facilities Agreement (the “April 2019 Facilities Agreement Amendments”). The April 2019 Facilities Agreement Amendments became effective when certain customary conditions precedent were fulfilled, and the parties entered into an amendment and restatement agreement to the Facilities Agreement, on April 2, 2019. See “Recent Developments—Recent Developments Relating to Our Indebtedness—2019 Credit Agreement Amendments” in the 2018 Annual Report for a discussion of the April 2019 Facilities Agreement Amendments.

As of September 30, 2019, we reported an aggregate principal amount of outstanding debt of U.S.$3,041 million under the Facilities Agreement. The Facilities Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. As of July 19, 2017, commitments initially available under the Facilities Agreement included (i) €741 million; (ii) £344 million; and (iii) U.S.$2,746 million, out of which U.S.$1,135 million were in the revolving credit facility tranche of the Facilities Agreement. As of September 30, 2019, the Facilities Agreement had an amortization profile, considering all commitments of U.S.$4.0 billion under the Facilities Agreement, of U.S.$47 million in 2020, U.S.$615 million in 2021, U.S.$2,271 million in 2022, and U.S.$521 million in 2023 and 2024, respectively.

Our failure to comply with restrictions and covenants under the Facilities Agreement could have a material adverse effect on our business and financial conditions.

For a discussion of restrictions and covenants under the Facilities Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.” in our 2018 Annual Report.

Senior Secured Notes

We refer to the April 2024 U.S. Dollar Notes, June 2024 Euro Notes, January 2025 U.S. Dollar Notes, May 2025 U.S. Dollar Notes, April 2026 U.S. Dollar Notes, December 2024 Euro Notes and March 2026 Euro Notes (each as defined below) collectively as the “Senior Secured Notes.”

The indentures governing our outstanding Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) create liens; (ii) incur in additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary; (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; and (xii) exercise any call option in relation to any perpetual bonds issues unless the exercise of the call options does not have a materially negative impact on our cash flow.

January 2021 U.S. Dollar Notes and October 2018 U.S. Dollar Notes. On October 2, 2013, CEMEX, S.A.B. de C.V. issued the January 2021 U.S. Dollar Notes and the Floating Rate Senior Secured Notes due 2018 (the “October 2018 U.S. Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, S.A (“CEMEX España”), New Sunward Holding B.V. (“New Sunward”), CEMEX Asia B.V. (“CEMEX Asia”), CEMEX Concretos, S.A. de C.V. (“CEMEX Concretos”) CEMEX Corp., CEMEX Finance LLC (“CEMEX Finance”), Cemex Africa & Middle East Investments B.V. (“Cemex Africa & Middle East Investments”), CEMEX France, CEMEX Research Group AG (“CEMEX Research Group”), CEMEX UK and Empresas Tolteca de México, S.A. de C.V. (“Empresas Tolteca”) have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2021 U.S. Dollar Notes and October 2018 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. On May 12, 2016, CEMEX, S.A.B. de C.V. completed the purchase of U.S.$178.5 million aggregate principal amount of the October 2018 U.S. Dollar Notes through a cash tender offer (the “May 2016 Tender Offer”). All such October 2018 U.S. Dollar Notes purchased in the May 2016 Tender Offer were immediately cancelled. Following the settlement of the May 2016 Tender Offer, U.S.$319.5 million aggregate principal amount of the October 2018 U.S. Dollar Notes remained outstanding. In addition, we repurchased U.S.$6.1 million principal amount of the October 2018 U.S. Dollar Notes in open market purchases in 2016, all of which have been cancelled. The remaining U.S.$313 million aggregate principal amount of the October 2018 U.S. Dollar Notes were redeemed in July 2018. CEMEX, S.A.B. de C.V. completed the purchase of U.S.$241.9 million and U.S.$385.1 million aggregate principal amount of the January 2021 U.S. Dollar Notes through cash tender offers. All such January 2021 U.S. Dollar Notes purchased in the tender offers were immediately cancelled.

Following the settlement of both tender offers, U.S.$341.7 million aggregate principal amount of the January 2021 U.S. Dollar Notes remained outstanding. In addition, we repurchased U.S.$31.4 million principal amount of the January 2021 U.S. Dollar Notes in open market purchases in 2016, all of which have been cancelled. In addition, we repurchased U.S.$8.5 million principal amount of the January 2021 U.S. Dollar Notes and the December 2019 U.S. Dollar Notes in an open market purchase in 2017, all of which have been cancelled. On March 15, 2018, we redeemed all of the outstanding January 2021 U.S. Dollar Notes.

April 2024 U.S. Dollar Notes. On April 1, 2014, CEMEX Finance issued U.S.$1.0 billion aggregate principal amount of its 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024 (the “April 2024 U.S. Dollar Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance under the April 2024 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

January 2025 U.S. Dollar Notes and January 2022 Euro Notes. On September 11, 2014, CEMEX, S.A.B. de C.V. issued U.S.$1.1 billion aggregate principal amount of its 5.700% Senior Secured Notes due 2025 (the “January 2025 U.S. Dollar Notes”) and €400 million aggregate principal amount of its 4.750% Senior Secured Notes due 2022 (the “January 2022 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2025 U.S. Dollar Notes and January 2022 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. On January 10, 2018, we redeemed all of the outstanding January 2022 Euro Notes.

May 2025 U.S. Dollar Notes and March 2023 Euro Notes. In March 2015, CEMEX, S.A.B. de C.V. issued U.S.$750 million aggregate principal amount of its 6.125% Senior Secured Notes due 2025 (the “May 2025 U.S. Dollar Notes”) and €550 million aggregate amount of its 4.375% Senior Secured Notes due 2023 (the “March 2023 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX

Asia, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK, have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the May 2025 U.S. Dollar Notes and March 2023 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. On April 30, 2019, we redeemed all of the outstanding March 2023 Euro Notes.

April 2026 U.S. Dollar Notes. On March 16, 2016, CEMEX, S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of its 7.75% Senior Secured Notes due 2026 (the “April 2026 U.S. Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2026 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

June 2024 Euro Notes. On June 14, 2016, CEMEX Finance issued €400 million of 4.625% Senior Secured Notes due 2024 denominated in Euros (the “June 2024 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance under the June 2024 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

December 2024 Euro Notes. On December 5, 2017, CEMEX, S.A.B. de C.V. issued €650 million of its 2.750% Euro-Denominated Senior Secured Notes due 2024 (the “December 2024 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the December 2024 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

March 2026 Euro Notes. On March 19, 2019, CEMEX, S.A.B. de C.V. issued our March 2026 Euro Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2026 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

Convertible Notes

March 2020 Optional Convertible Subordinated U.S. Dollar Notes.

During 2015, CEMEX, S.A.B. de C.V. issued U.S.$521 million aggregate principal amount of its March 2020 Optional Convertible Subordinated U.S. Dollar Notes. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes issued were: (i) U.S.$200 million as a result of the exercise on March 13, 2015 of U.S.$200 million notional amount of Contingent Convertible Units and (ii) U.S.$321 million as a result of private exchanges with certain institutional investors on May 28, 2015, which, together with early conversions, resulted in a total of U.S.$626 million aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes held by such investors being paid and the issuance and delivery by CEMEX of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to anti-dilution adjustments. The difference at the exchange date between the fair value of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and the 42 million ADSs against the fair value of the March 2020 Optional Convertible Subordinated U.S. Dollar Notes, represented a loss of Ps365 million recognized in 2015 as part of “Financial income and other items, net.” The value of the conversion option as of the issuance dates which amounted to Ps199 million was recognized in other equity reserves. As of December 31, 2017 and 2018, the conversion price per ADS for the March 2020 Optional Convertible Subordinated U.S. Dollar Notes was U.S.$11.01 in both years. After anti-dilution adjustments, the conversion rate for the March 2020 Optional Convertible Subordinated U.S. Dollar Notes as of December 31, 2017 and 2018 was 90.8592 ADS per each U.S.$1,000 principal amount of such notes in both years, and as of the date of this filing, this has been further adjusted to 91.9515 ADSs for each U.S.$1,000 principal amount of such notes. See note 16.2 to our audited consolidated financial statements included in the 2018 Annual Report.

November 2019 Mandatory Convertible Mexican Peso Notes.

In December 2009, CEMEX, S.A.B. de C.V. exchanged debt into U.S.$315 million principal amount of 10% mandatorily convertible securities denominated in Mexican Pesos with a maturity in November 2019 (the “2019 Mandatorily Convertible Securities”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches Ps29.50 into approximately 210 million CPOs at a conversion price of approximately Ps19.66 per CPO. Holders have an option to voluntarily convert their securities on any interest payment date into CPOs. The conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the statement of operations. Changes in fair value of the conversion option generated gains of U.S.$13 million for the nine-month period ended September 30, 2018 compared to gains of U.S.$1 million for the same period in 2019. See notes 13B and 13C to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

March 2018 Optional Convertible Subordinated U.S. Dollar Notes.

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$690 million aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of ADSs, at the holder’s election, and are subject to anti-dilution adjustments. On June 19, 2017, CEMEX agreed to, with certain institutional holders, the early conversion of U.S.$325 million in aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes in exchange for 43 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion, the liability component of the converted notes of Ps5,468 million was reclassified from “Other financial obligations” to “Other equity reserves.” In addition, CEMEX increased common stock for Ps4 million and additional paid-in capital for Ps7,059 million against other equity reserves, and recognized expense for the inducement premiums paid in shares of Ps769 million, recognized within “Financial income and other items, net” in the income statement for 2017. After the early conversion of notes described above, the U.S.$365 million of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes that remained outstanding were repaid in cash at their maturity on March 15, 2018. Concurrent with the offering of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes, a portion of the net proceeds from this transaction was used to fund the purchase of capped call options, which, when purchased, were generally expected to reduce the potential dilution cost to CEMEX upon the potential conversion of such notes See note 16.2 to our audited consolidated financial statements included in the 2018 Annual Report.

Commercial Commitments

On July 27, 2012, we entered into a Master Professional Services Agreement with International Business Machines Corporation (“IBM”). This agreement provides the framework for the services IBM provides to us on a global scale, including: information technology, application development and maintenance, finance and accounting outsourcing, human resources administration and contact-center services. The term of the agreement began on July 27, 2012 and will end on August 31, 2022, unless terminated earlier. Our minimum required payments to IBM under the agreement is U.S.$50 million per year. We have the right to negotiate a reduction of service fees every two years if, as a result of a third party’s benchmarking assessment, it is determined that IBM’s fees are greater than those charged by other providers for services of similar nature. We may terminate the agreement (or a portion of it) at our discretion and without cause at any time by providing at least nine-months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the agreement (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that varies depending on the reason for termination. IBM may terminate the agreement if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

On April 28, 2017, we completed the sale of the assets and activities related to the ready-mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., a Mexican subsidiary of Pumping Team specializing in the supply of ready-mix concrete pumping services, for an aggregate price of Ps1,649 million (U.S.$88 million), which included the sale of fixed assets for Ps309 million (U.S.$16 million), plus administrative and client and market development services, as well as the lease of facilities in Mexico that we will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of Ps1,340 million (U.S.$71 million). The proceeds are recognized each period as services are rendered. There is a possibility of contingent revenue, subject to results, of up to Ps557 million (U.S.$30 million) linked to annual metrics beginning in the first year and through the fifth year of the agreement. For the first year of operation under the agreements, from May 2017 to April 2018, we received Ps25 million (U.S.$1 million) of such contingent revenue. For the first two years of operation under the agreements, from May 2017 to April 2019, CEMEX received Ps37 million (U.S.$2 million) of such contingent revenue.

As of September 30, 2019, we did not depend on any single one of our suppliers of goods or services to conduct our business.

Contractual Obligations

As of September 30, 2019, we had material contractual obligations as set forth in the table below.

	As of September 30, 2019
Contractual obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. Dollars)
Long-term debt	1,052	662	2,084	6,087	9,885
Lease liability(1)	63	488	330	457	1,338
Convertible notes(2)	523	—	—	—	523

Total debt and other financial obligations(3)	1,638	1,150	2,414	6,544	11,746
Interest payments on debt(4)	245	881	746	478	2,350
Pension plans and other benefits(5)	139	270	269	664	1,342
Acquisition of property, plant and equipment(6)	71	43	—	—	114
Purchases of raw material, fuel and energy(7)	376	536	636	1,043	2,591

Total contractual obligations (U.S. Dollars)	2,469	2,880	4,065	8,729	18,143

(1)

Represents nominal cash flows. As of September 30, 2019, the net present value of future payments under such leases was U.S.$1,289 million, of which, U.S.$219 million represents payments due within less than one year, U.S.$451 million represents payments due within one to three years, U.S.$280 million refers to payments due within three to five years and U.S.$339 million refers to payments due in more than five years. CEMEX has leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment. Beginning January 1, 2019, IFRS 16 eliminates the classifications of finance and operating leases. See note 2A to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

(2)

Refers to the components of liability of the convertible notes described in note 16.2 to our audited consolidated financial statements included in the 2018 Annual Report and assumes repayment at maturity and no conversion of such convertible notes.

(3)

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our long-term obligations for others of a similar nature.

(4)	Estimated cash flows on floating rate denominated debt were determined using the interest rates in effect as of December 31, 2018 and September 30, 2019.
(5)

Represents estimated annual payments under these benefits for the next ten years (see note 18 to our audited consolidated financial statements included in the 2018 Annual Report). Future payments include the estimate of new retirees during such future years.

(6)	Refers mainly to the expansion of a cement-production line in the Philippines.
(7)

Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results and liquidity or capital resources.

Quantitative and Qualitative Market Disclosure

Our Derivative Financial Instruments

For the nine-month period ended September 30, 2019, we had net loss related to the recognition of changes in fair values of derivative financial instruments of U.S.$1 million as compared to a net income of U.S.$64 million for the same period in 2018.

In the ordinary course of business, we are exposed to credit risk, interest rate risk, foreign exchange risk, equity risk, commodities risk and liquidity risk, considering the guidelines set forth by the CEMEX, S.A.B. de C.V. board of directors, which represent our risk management framework and are supervised by several of our committees. Our management establishes specific policies that determine strategies focused on obtaining natural hedges or risk diversification to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which we incur our debt with those in which we generate our cash flows. As of December 31, 2017 and 2018, these strategies were sometimes complemented by the use of derivative financial instruments. See note 16.4 and 16.5 to our audited consolidated financial statements included in the 2018 Annual Report.

During the reported periods, in compliance with the guidelines established by our Risk Management Committee and in line with any restrictions set forth by our debt agreements and our hedging strategy and risk management framework, we held derivative financial instruments with the objectives of: (i) hedging foreign exchange risk of our net assets in foreign subsidiaries; (ii) changing the risk profile associated with changes in the interest rates of our debt agreements; (iii) hedging of forecasted transactions; (iv) changing the risk profile or fixing the price of fuels and electric energy; and (v) accomplishing other corporate objectives.

For the majority of the last ten years, we significantly decreased our use of derivative instruments related to debt, both currency and interest rate derivatives, thereby reducing the risk of cash margin calls.

Since February 2017, we began a U.S.$/Mexican Peso Forward program to hedge some of our foreign exchange exposures, with a planned notional amount of $1.25 billion. As of September 30, 2019, we have forwards in place for U.S.$1,249 million. These instruments have a negative pay-out when Mexican Peso is strengthening and vice-versa. For accounting purposes under IFRS, this program has been designated as a hedge of our net investment in Mexican Pesos, pursuant to which changes in the fair market value of these instruments are recognized as part of other comprehensive income in equity.

In June 2018, we entered into U.S.$1 billion of interest rate swaps to hedge interest payments of existing bank loans referenced to United States floating rates. These interest rate swaps became effective in June 2019 and will mature in June 2023. For accounting purposes under IFRS, these contracts have been designated as cash flow hedges, pursuant to which changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently reclassified to financial expense as interest expense on the related bank loans accrues.

We maintain financial derivative instruments negotiated to hedge the price of certain fuels, including diesel and gas in several of our operations. By means of these contracts, for our own consumption only, we hedge the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several of our operations. These contracts have been designated as cash flow hedges of diesel, gas or coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are subsequently reclassified as operating expenses as the related fuel volumes are consumed.

With respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that will require cash. If we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls in which the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs.

As with any derivative financial instrument, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. Before entering into any derivative financial instrument, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

	At September 30, 2019
(in millions of U.S. Dollars)	Notional Amount	Estimated Fair value	Maturity Date
Net investment hedge	1,249	(12)	December 2020
Equity forwards on third-party shares	93	2	March 2020
Interest Rate Swaps	1,121	(35)	September 2022/June 2023
Fuel price hedging	113	(2)	December 2023

	2,576	(47)

Our Net Investment Hedge. As of December 31, 2018 and September 30, 2019, we negotiated foreign exchange forwards contracts (U.S.$/Mexican Peso) under a program for U.S.$1,250 million, with monthly revolving settlement dates from 1 to 24 months to hedge our exposure to currency translation effects arising from certain investments in foreign subsidiaries. The average life of these contracts is approximately one year. For accounting purposes under IFRS, we have designated this program as a hedge of CEMEX’s net investment in Mexican Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in stockholders’ equity. For the nine-month periods ended September 30, 2018 and 2019, changes in the fair value of these foreign exchange forward contracts generated losses of U.S.$99 million and losses of U.S.$55 million, respectively. As of December 31, 2018 and September 30, 2019, the fair value of foreign exchange forward represented an asset of U.S.$2 million and a liability of U.S.$12 million, respectively.

Our Equity Forward Contracts on Third-Party Shares. In connection with the definitive sale of our GCC shares in September 2017 to two financial institutions that acquired all corporate rights and control under the aforementioned shares, we negotiated equity forward contracts to be settled in cash maturing in March 2019 and March 2020, for 20.9 million GCC shares as of December 31, 2018 and 17.6 million GCC shares as of September 30, 2019. During 2018, we settled a portion of these contracts early for 10.6 million shares. During the nine-month periods ended September 30, 2018 and 2019, changes in the fair value of these instruments and early settlement effects generated gains of U.S.$57 million and gains of U.S.$3 million, respectively, recognized within “Financial income and other items, net” in the income statement. GCC is a Mexican construction company listed on the Mexican Stock Exchange. As of December 31, 2018 and September 30, 2019, the fair value of the equity forward contracts represented assets of U.S.$2 million and U.S.$2 million, respectively, net of cash collateral.

Our Interest Rate Swaps. As of December 31, 2018 and September 30, 2019, we held interest rate swaps for a notional amount of U.S.$1,000 million, the fair value of which represented a liability of U.S.$19 million and a liability of U.S.$45 million, respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. For accounting purposes under IFRS, we designated these contracts as cash flow hedges, pursuant to which changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently reported as a financial expense as interest on the related bank loans is accrued. For the nine-month periods ended September 30, 2018 and 2019, changes in the fair value of these contracts generated gains of U.S.$1 million and losses of U.S.$34 million, respectively, recognized as part of other comprehensive income in equity.

As of December 31, 2018 and September 30, 2019, we had an interest rate swap maturing in September 2022 associated with an agreement we entered into for the acquisition of electricity in Mexico, the fair value of which represented assets of U.S.$11 million and U.S.$10 million, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we receive a fixed rate of 5.4% and pays LIBOR. For the nine-month periods ended September 30, 2018 and 2019, changes in the fair value of this interest rate swap generated losses of U.S.$6 million and less than U.S.$1 million, respectively, recognized in the income statement for each period.

Our Fuel Price Hedging. As of December 31, 2018 and September 30, 2019, we maintained forward contracts negotiated to hedge the price of certain fuels, including diesel and gas, in several operations for aggregate notional amounts of U.S.$122 million and U.S.$112 million, respectively, with an estimated aggregate fair value representing liabilities of U.S.$14 million and U.S.$2 million, respectively. By means of these contracts, for our own consumption only, we fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel and gas, and as such, changes in the fair value of these contracts are recognized temporarily through other comprehensive income and reported as operating expenses as the related fuel volumes are consumed. For the nine-month periods ended September 30, 2018 and 2019, changes in the fair value of these contracts recognized in other comprehensive income represented losses of U.S.$5 million and gains of U.S.$12 million, respectively.

Our November 2019 Mandatory Convertible Mexican Peso Notes. As the November 2019 Mandatory Convertible Mexican Peso Notes are denominated in pesos and the functional currency of CEMEX’s division that issued the securities is the dollar, CEMEX separated the conversion option embedded in such instruments and recognized it at fair value through the income statement, which as of September 30, 2018 and 2019, resulted in a liability of U.S.$1 million and less than U.S.$1 million, respectively, and changes in fair value of the conversion option generated gains of U.S.$13 million and U.S.$1 million, respectively.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of September 30, 2019. Average floating interest rates are calculated based on forward rates in the yield curve as of September 30, 2019. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of September 30, 2019 and is summarized as follows:

	Expected maturity dates as of September 30, 2019
Long-Term Debt(1)	2019	2020	2021	2022	After 2023	Total	Fair Value
	(in millions of U.S. Dollars, except percentages)
Variable rate	2	52	658	1,381	1,113	3,206	3,325
Average interest rate	2.89%	3.86%	4.18%	4.23%	4.24%
Fixed rate	1	1	1	39	5,576	5,617	5,755
Average interest rate	4.62%	5.36%	5.58%	5.62%	5.57%

(1)

The information above includes the current maturities of the long-term debt. Total long-term debt as of September 30, 2019 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of U.S.$2,840 million issued by consolidated entities. See notes 13C and 16B to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

As of September 30, 2019, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of September 30, 2019, 25% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 269 basis points. As of September 30, 2018 and 2019, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for the nine-month periods ended September 30, 2018 and 2019 would have decreased by U.S.$14 million and U.S.$14 million, respectively, as a result of higher interest expense on variable-rate debt. However, this analysis does not include the interest rate swaps held by CEMEX during the nine-month periods ended September 30, 2018 and 2019. The information above does not include the interest rate swaps for U.S.$1,000 million held by CEMEX to fix interest payments. See note 13C to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 and as of December 31, 2018 and September 30, 2019, included herein.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the U.S. Dollar exchange rate. For the nine-month period ended September 30, 2019, 20% of our revenues, before eliminations resulting from consolidation, were generated in Mexico, 27% in the United States, 7% in the United Kingdom, 6% in France, 3% in Germany, 2% in Spain, 5% in the Rest of Europe, 4% in Colombia, 1% in Panama, 2% in Caribbean TCL, 2% in the Dominican Republic, 4% in the Rest of South, Central America and the Caribbean region, 3% in the Philippines, 5% in Israel, 2% in the Rest of Asia, Middle East and Africa region and 7% from our Other operations.

As of September 30, 2019, 67% of our total debt plus other financial obligations was U.S. Dollar-denominated, 23% was Euro-denominated, 5% was British Pound-denominated, 2% was Philippine Peso-denominated and immaterial amounts were denominated in other currencies, which does not include €64 million of the Perpetual Debentures. Therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in U.S. Dollars, and the debt and other financial obligations denominated in Euros versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in U.S. Dollars and Euros from our operations to service these obligations. As of September 30, 2018 and 2019, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Equity Risk. As described above, we have entered into equity forward contracts on GCC shares. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in price of the underlying share. Upon liquidation, the equity forward contracts provide for cash settlement and the effects are recognized in the income statements as part of “Financial income and other items, net” in our unaudited condensed consolidated financial statements included herein.

As of September 30, 2019, the potential change in the fair value of CEMEX’s forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in Dollars, with all other variables held constant, CEMEX’s net income for the nine-month period ended September 30, 2019 would have been reduced by U.S.$9 million, as a result of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares during such period would have generated the opposite effect.

In addition, even though the changes in fair value of our embedded conversion options in the November 2019 Mandatory Convertible Mexican Peso Notes that are denominated in a currency other than the issuer’s functional currency affect the income statement, they do not imply any risk or variability in cash flows, considering that through their exercise, we will settle a fixed amount of debt with a fixed amount of shares. As of September 30, 2019, the potential change in the fair value of these embedded conversion options in the November 2019 Mandatory Convertible Mexican Peso Notes that would result from a hypothetical, instantaneous increase of 10% in the market price of our CPOs, with all other variables held constant, would have decreased our net income by less than US$1 million as a result of additional negative changes in fair value associated with this option. A 10% hypothetical decrease in our CPO price would generate the opposite effect.

Liquidity Risk. We are exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially affect our results and reduce cash from operations. As of September 30, 2019, we had U.S.$935 million available in our committed revolving credit tranche under the Facilities Agreement.

As of September 30, 2019, current liabilities, which included U.S.$1,642 million of current maturities of debt and other financial obligations, exceed current assets by U.S.$1,598 million. Of this excess of current liabilities, U.S.$518 million are related to the 2020 Convertible Notes maturing in March 2020, whose payment is considered using long-term lines of credit as explained below, and U.S.$219 million are related to the current portion of IFRS 16 lease liabilities, whose related right-of-use asset is a noncurrent item. The rest of such excess is mainly related to the extended payment periods to the Company’s suppliers as compared to the Company´s collection periods to its customers, which the Company does not consider a liquidity risk since the related balances are continually replaced in the normal course of business. For the nine-month period ended September 30, 2019, we generated net cash flows provided by operating activities from continuing operations of U.S.$612 million, after payments of interest and income taxes. To manage liquidity risks, the Company’s management engaged in the middle of 2018, as part of a wider enhancement plan, in a divestment initiative for the sale of non-core businesses until December 2020, with a target of proceeds ranging between U.S.$1.5 billion and U.S.$2 billion. Furthermore, as of September 30, 2019, we have committed available lines of credit under our Facilities Agreement, which include the revolving credit facility and an undrawn tranche for a combined amount of U.S.$935 million, and which combined with our capacity to continually refinance and replace our short-term obligations, will enable us to meet any short-term liquidity risks.

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during the nine-month period ended September 30, 2019.

Investments and Acquisitions

During 2019, CASE increased its interest in CHP from 55% to 66.78% by conducting open market purchases for a total of U.S.$31.3 million. On October 17, 2019, CHP announced, in anticipation of a potential stock rights offering, that it has initiated the corresponding processes with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange so that the SRO can take place. Subject to having the corresponding approvals, CHP expects that the SRO will be finalized during the first quarter of 2020. It is possible that we could further increase our interest in CHP as a result of the SRO.

Divestitures

In connection with binding agreements signed with Çimsa Çimento Sanayi Ve Ticaret A.Ş. on March 29, 2019, we reached a binding agreement to divest our white cement business outside of Mexico and the U.S. for U.S.$180 million, including our Buñol cement plant in Spain and our white cement customers list. The transaction is pending the authorization of the Spanish authorities. We currently expect to close the transaction during the last quarter of 2019 or early in 2020. As of September 30, 2019, the Spanish white cement business are presented in the statement of financial position in the line item “Assets held for sale.” Moreover, our operations of this business in Spain for the nine-month periods ended September 30, 2019 and 2018 are reported net of tax in the single line item “Discontinued operations.”

On June 28, 2019, after obtaining customary authorizations, we closed with several counterparties the sale our ready-mix and aggregates business in the central region of France for an aggregate price of €31.8 million. Our operations of this disposed business in France for the period from January 1, 2019 to June 28, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of U.S.$17 million.

On May 31, 2019, we concluded the sale of our aggregates and ready-mix business in the North and North-West regions of Germany to GP Günter Papenburg AG for €87 million. The business divested in Germany consist of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. Our operations of this disposed business for the period from January 1, 2019 to May 31, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of U.S.$59 million.

On March 29, 2019, we closed the sale of our business in the Baltics and Nordics to the German building materials group Schwenk, for a price equivalent to U.S.$387 million. The Baltic business divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The business divested also included our 38% indirect interest in one cement production plant in Akmenes in Lithuania, with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic business divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. Our operations of this disposed business for the period from January 1, 2019 to March 29, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of U.S.$66 million.

On September 27, 2018, a subsidiary of CEMEX, S.A.B. de C.V. concluded the sale of our Brazilian operations through the sale to Votorantim Cimentos N/NE S.A. of all shares of our Brazilian subsidiary Cimento Vencemos, whose assets consist of a fluvial cement distribution terminal located in Manaus, Amazonas province, as well as the related operating license. The sale price was U.S.$31 million.

In August 2018, a subsidiary of CEMEX, S.A.B. de C.V. in the United Kingdom acquired shares of the ready-mix concrete producer Procon for an amount in Pounds Sterling equivalent to U.S.$22 million, based on the British Pound to Dollar exchange rate as of August 31, 2018. See note 4.1 to our audited consolidated financial statements included in the 2018 Annual Report.

OUR CORPORATE STRUCTURE AS OF SEPTEMBER 30, 2019

CEMEX, S.A.B. de C.V. is an operating and a holding company, and in general CEMEX operates its business through subsidiaries that, in turn, hold interests in CEMEX’s cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes CEMEX’s corporate structure as of September 30, 2019. The chart also shows, unless otherwise indicated, for each company, CEMEX’s approximate direct or indirect, or consolidated, percentage equity ownership or economic interest, or percentage of shares in certain subsidiaries that are part of the collateral that was pledged or transferred to trustees under security trusts to benefit certain secured creditors of CEMEX, S.A.B. de C.V. and certain of its subsidiaries (the “Collateral”). The chart has been simplified to show only some of CEMEX’s major holding companies and/or operating companies in the main countries in which CEMEX and its operating subsidiaries operate, and/or relevant companies in which CEMEX holds a significant direct or indirect interest, and does not include all of CEMEX’s operating subsidiaries and its intermediate holding companies.

CEMEX’S Corporate Structure

as of September 30, 2019

CEMEX, S.A.B. DE C.V. (Mexico)
CEMEX México, S.A. de C.V. (Mexico) 100% (1)
Empresas Tolteca de México, S.A. de C.V. (Mexico) 100%
CEMEX Operaciones México, S.A. de C.V. (Mexico) 100% (2)
CxNetworks N.V. (Netherlands) 100% (3)
CEMEX Ventures B.V. (Netherlands) 100%
New Sunward Holding B.V. (Netherlands) 100% (4)(5)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX España, S.A. (Spain) 99.9% (6) (7)
CEMEX France Gestion (S.A.S.) (France) 100% (8)
RMC Holdings B.V. (Netherlands) 100% (8) (9)
CEMEX Deutschland AG (Germany) 100%
CEMEX Holdings (Israel) Limited (Israel) 100%
UAE (United Arab Emirates) 49% (10)
CEMEX UK (United Kingdom) 100% (8)
CEMEX Corp. (United States) 100%
CEMEX, Inc. (United States) 100%
CEMEX Materials, LLC. (United States) 100%
CEMEX Investments Limited (United Kingdom) 100%
CEMEX UK Operations Limited (United Kingdom) 100%
CEMEX Hrvatska d.d. (Croatia) 100% (11)
Solid Cement Corporation (Philippines) 100% (12)
APO Cement Corporation (Philippines) 100% (12)
Assiut Cement Company (Egypt) 95.8% (8)
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100% (8)
CEMEX Dominicana, S.A. (Dominican Republic) 100% (8)
CEMEX España Operaciones, S.L.U. (Spain) 100% (8)
CEMEX Haiti (Haiti) 90% (8)
CEMEX Polska sp. Z.o.o. (Poland) 100% (8)
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100% (8)
CEMEX Asia Holdings, Ltd. (Singapore) 100% (8)
CEMEX Holdings Philippines, Inc. (Philippines) 66.78% (8)
Trinidad Cement Limited (Trinidad and Tobago) 69.83% (8)
Caribbean Cement Company Limited (Jamaica) 79.04% (20)
Arawak Cement Company Limited (Barbados) 100%
CEMEX Argentina, S.A. (Argentina) 100% (8)
CEMEX Jamaica Limited (Jamaica) 100% (8)
CEMEX Latam Holdings, S.A. (Spain) 73.25% (8) (13)
Cemento Bayano, S.A. (Panama) 99.5% (15)
GUATEMALA (Guatemala) 100% (16)
CEMEX El Salvador, S.A. (El Salvador) 100% (14)
CEMEX Colombia, S.A. (Colombia) 97.7% (17)
CEMEX (Costa Rica), S.A. (Costa Rica) 99.1% (18)
CEMEX Nicaragua, S.A. (Nicaragua) 100% (19)

(1)	Includes 99.99% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX, S.A.B. de C.V. and certain of its subsidiaries.
(2)	Includes 99.99% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX, S.A.B. de C.V. and certain of its subsidiaries.
(3)	CxNetworks N.V. is the holding company of the global business and IT consulting entities, including Neoris N.V.
(4)	Includes a 100% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX, S.A.B. de C.V. and certain of its subsidiaries.
(5)

Includes CEMEX Operaciones México, S.A. de C.V.’s (“CEMEX Operaciones México”) 54.54% interest and CEMEX TRADEMARKS HOLDING Ltd.’s (“CTH”) 45.46% interest. CEMEX, S.A.B. de C.V. indirectly holds 100% of CEMEX Operaciones México and CTH.

(6)	Includes New Sunward Holding B.V.’s and CEMEX, S.A.B. de C.V.’s interest, and shares held in CEMEX España’s treasury.
(7)	Includes 99.63% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX, S.A.B. de C.V. and certain of its subsidiaries.
(8)	Includes CEMEX España’s direct or indirect, or consolidated, interest.
(9)	Includes CEMEX France Gestion (S.A.S.)’s 94.75% interest and CEMEX UK’s 5.25% interest.
(10)

Represents CEMEX España’s indirect economic interest in three companies incorporated in the United Arab Emirates, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. CEMEX España indirectly owns a 49% equity interest in each of these companies, and CEMEX España indirectly holds the remaining 51% of the economic benefits through agreements with other shareholders.

(11)	Divestment of CEMEX Hrvatska d.d. was expected to be completed during the first half of 2017, but the divestment will not be made and CEMEX Hrvatska d.d. remains one of our subsidiaries.
(12)	Represents CEMEX Holdings Philippines, Inc.’s direct and indirect equity interest.
(13)	Represents outstanding shares of CLH’s capital stock and excludes treasury stock.
(14)	Represents CLH’s indirect interest.
(15)	Represents CLH’s 99.483% indirect interest in ordinary shares, and excludes: (i) a 0.516% interest held in Cemento Bayano, S.A.’s treasury, and (ii) a 0.001% interest held by third parties.
(16)

Represents CLH’s direct and indirect interest in four companies incorporated in Guatemala, CEMEX Guatemala, S.A., Global Concrete, S.A., Gestión Integral de Proyectos, S.A. and Cementos de Centroamérica, S.A.

(17)	Represents CLH’s 97.70% consolidated (direct and indirect) interest in ordinary shares and 98.94% direct interest in preferred shares.
(18)	Represents CEMEX Colombia’s indirect interest.
(19)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Colombia’s 2% indirect interest.
(20)	Includes Trinidad Cement Limited’s direct and indirect 74.08% interest and CEMEX’s indirect 4.96% interest.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Income Statements

(Millions of U.S. Dollars, except for earnings per share)

			For the nine- month periods ended September 30,
	Note		2019	2018 *
Revenues		US$	10,192	10,608
Cost of sales			(6,849)	(6,970)

Gross profit			3,343	3,638
Operating expenses	4		(2,264)	(2,304)

Operating earnings before other expenses, net			1,079	1,334
Other expenses, net	5		(132)	(82)

Operating earnings			947	1,252
Financial expense			(526)	(551)
Financial income and other items, net	6		(38)	28
Share of profit of equity accounted investees			31	21

Earnings before income tax			414	750
Income tax	15		(151)	(186)

Net income from continuing operations			263	564
Discontinued operations	3A		148	40

CONSOLIDATED NET INCOME			411	604
Non-controlling interest net income	16B		30	39

CONTROLLING INTEREST NET INCOME		US$	381	565

Basic earnings per share		US$	0.0083	0.0123
Basic earnings per share from continuing operations		US$	0.0051	0.0114
Diluted earnings per share		US$	0.0083	0.0123
Diluted earnings per share from continuing operations		US$	0.0051	0.0114

The accompanying notes are part of these condensed consolidated financial statements.

*	The Company’s comparative financial statements were restated, see note 2A for a description of main changes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(Millions of U.S. Dollars)

			For the nine-month periods ended September 30,
	Note		2019	2018 *
CONSOLIDATED NET INCOME		US$	411	604

Items that are or may be reclassified subsequently to the income statement
Effects from available-for-sale investments and derivative financial instruments designated as cash flow hedges, net	13C		(52)	(71)
Currency translation results of foreign subsidiaries, net			(159)	277

			(211)	206

Total items of other comprehensive (loss) income, net			(211)	206

TOTAL COMPREHENSIVE INCOME			200	810
Non-controlling interest comprehensive loss			(71)	(5)

CONTROLLING INTEREST COMPREHENSIVE INCOME		US$	271	815

The accompanying notes are part of these condensed consolidated financial statements.

*	The Company’s comparative financial statements were restated, see note 2A for a description of main changes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(Millions of U.S. Dollars)

			September 30,	December 31,
	Note		2019	2018 *
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	US$	299	309
Trade accounts receivable	8		1,660	1,488
Other accounts receivable			295	312
Inventories			1,017	1,081
Assets held for sale			189	107
Other current assets	9		124	125

Total current assets			3,584	3,422

NON-CURRENT ASSETS
Equity accounted investees	10		473	483
Other investments and non-current accounts receivable			257	268
Property, machinery and equipment and assets for the right-of-use, net	11		11,717	12,465
Goodwill and intangible assets, net	12		11,900	11,936
Deferred income taxes			578	614

Total non-current assets			24,925	25,766

TOTAL ASSETS		US$	28,509	29,188

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt	13A	US$	313	45
Other financial obligations	13B		1,329	860
Trade payables			2,252	2,537
Income tax payable			206	212
Other current liabilities	14		1,082	1,129
Liabilities directly related to assets held for sale	3A		—	16

Total current liabilities			5,182	4,799

NON-CURRENT LIABILITIES
Long-term debt	13A		8,770	9,266
Other financial obligations	13B		1,070	1,595
Employee benefits			890	964
Deferred income taxes			748	748
Other non-current liabilities			790	763

Total non-current liabilities			12,268	13,336

TOTAL LIABILITIES			17,450	18,135

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	16A		10,357	10,331
Other equity reserves			(2,837)	(2,657)
Retained earnings			2,038	1,807

Total controlling interest			9,558	9,481
Non-controlling interest and perpetual debentures	16B		1,501	1,572

TOTAL STOCKHOLDERS’ EQUITY			11,059	11,053

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		US$	28,509	29,188

The accompanying notes are part of these condensed consolidated financial statements.

*	The Company’s comparative financial statements were restated, see note 2A for a description of main changes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Millions of U.S. Dollars)

			For the nine-month periods ended September 30,
	Note		2019	2018 *
OPERATING ACTIVITIES
Consolidated net income		US$	411	604
Discontinued operations			148	40

Net income from continuing operations		US$	263	564

Non-cash items:
Depreciation and amortization of assets			804	771
Impairment losses			8	13
Share of profit of equity accounted investees			(31)	(21)
Results on sale of assets and other disposal groups			(17)	(19)
Financial income and other items, net			564	523
Income taxes	15		151	186
Changes in working capital, excluding income tax			(473)	(421)

Net cash flow provided by operating activities from continuing operations before financial expense, coupons on perpetual debentures and income tax			1,269	1,596

Financial expense and coupons on perpetual debentures paid	16B		(519)	(571)
Income taxes paid			(138)	(180)

Net cash flow provided by operating activities from continuing operations			612	845
Net cash flow provided by operating activities from discontinued operations			(5)	32

Net cash flows provided by operating activities			607	877

INVESTING ACTIVITIES
Property, machinery and equipment, net	11		(560)	(557)
Acquisition and disposal of subsidiaries and other disposal groups, net			512	(26)
Intangible assets			(91)	(114)
Non-current assets and others, net			(6)	(18)

Net cash flows used in investing activities from continuing operations			(145)	(715)

FINANCING ACTIVITIES
Derivative instruments			(48)	19
Dividends paid			(75)	—
Repayment of debt and other financial, net			(136)	(627)
Share repurchase program and non-controlling interest in subsidiaries			(90)	—
Securitization of trade receivables			(5)	35
Non-current liabilities, net			(106)	(107)

Net cash flows used in financing activities from continuing operations			(460)	(680)

Increase (decrease) in cash and cash equivalents of continuing operations			7	(550)
Decrease in cash and cash equivalents of discontinued operations			(5)	32
Cash conversion effect, net			(12)	123
Cash and cash equivalents at beginning of period			309	699

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7	US$	299	304

Changes in working capital, excluding income taxes:
Trade receivables		US$	(155)	(210)
Other accounts receivable and other assets			61	(66)
Inventories			69	(110)
Trade payables			(309)	52
Other accounts payable and accrued expenses			(139)	(87)

Changes in working capital, excluding income taxes		US$	(473)	(421)

The accompanying notes are part of these condensed consolidated financial statements.

*	The Company’s comparative financial statements were restated, see note 2A for a description of main changes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Millions of U.S. Dollars)

	Note		Common stock	Additional paid-in capital	Other equity reserves	Retained Earnings	Total controlling interest	Non- controlling interest	Total stockholders’ equity
Balance at December 31, 2017 *		US$	318	9,979	(2,655)	1,347	8,989	1,571	10,560

Effects from adoption of IFRS 9			—	—	—	(21)	(21)	—	(21)
Effects from adoption of IFRS 16			—	—	—	(81)	(81)	—	(81)

Balance at January 1, 2018 *			318	9,979	(2,655)	1,245	8,887	1,571	10,458
Net income for the period			—	—	—	565	565	39	604
Other comprehensive income for the period			—	—	250	—	250	(44)	206

Total comprehensive income for the period			—	—	250	565	815	(5)	810
Share-based compensation			—	26	1	—	27	—	27
Effects of perpetual debentures	16B		—	—	(21)	—	(21)	—	(21)

Balance at September 30, 2018 *		US$	318	10,005	(2,425)	1,810	9,708	1,566	11,274

Balance at December 31, 2018 *			318	10,013	(2,657)	1,807	9,481	1,572	11,053
Net income for the period			—	—	—	381	381	30	411
Other comprehensive income for the period			—	—	(110)	—	(110)	(101)	(211)

Total comprehensive income for the period			—	—	(110)	381	271	(71)	200
Dividends			—	—	—	(150)	(150)	—	(150)
Own shares purchased under share repurchase program	16A		—	—	(49)	—	(49)	—	(49)
Share-based compensation			—	26	1	—	27	—	27
Effects of perpetual debentures	16B		—	—	(22)	—	(22)	—	(22)

Balance at September 30, 2019		US$	318	10,039	(2,837)	2,038	9,558	1,501	11,059

The accompanying notes are part of these condensed consolidated financial statements.

*	The Company’s comparative financial statements were restated, see note 2A for a description of main changes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., founded in 1906, is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico, holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, in order to facilitate the acquisition of financing and to run its operations in Mexico more efficiently, CEMEX, S.A.B. de C.V. carries out all businesses and operational activities of the cement, ready-mix concrete and aggregates sectors in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO.” Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the condensed consolidated financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

2.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements were prepared in accordance with International Accounting Standards—IAS 34 Interim Financial Reporting (“IAS 34”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of CEMEX since the last annual consolidated financial statements as of and for the year ended December 31, 2018.

The accompanying condensed consolidated statement of financial position as of September 30, 2019, as well as the related condensed consolidated income statements, the condensed consolidated statements of comprehensive income, the condensed consolidated statements of cash flows and the condensed consolidated statements of changes in stockholders’ equity for the nine-month periods ended September 30, 2019 and 2018 and their related disclosures included in these notes to the condensed consolidated financial statements are unaudited.

2A)	BASIS OF PRESENTATION AND DISCLOSURE

The accounting policies that were applied to these condensed consolidated financial statements of September 30, 2019, are the same as those applied by CEMEX in its consolidated financial statements as at and for the year ended December 31, 2018, except for the change in its presentation currency to the United States Dollar (the “U.S. Dollar”) and the adoption of IFRS 16, Leases (“IFRS 16”), described below:

Change in presentation currency

Beginning March 31, 2019 and for all subsequent and comparative periods thereof, CEMEX informed the MSE and the Mexican Banking and Exchange Commission that based on International Accounting Standard 21, The

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

Change in presentation currency—continued

Effects of Changes in Foreign Exchange Rates (“IAS 21”) under International Financial Reporting Standards (“IFRS”) and with the authorization of CEMEX, S.A.B. de C.V.’s Board of Directors, considering the previous favorable opinion of its Audit Committee, CEMEX changed its presentation currency from the Mexican peso to the U.S. Dollar and described that the new presentation currency is preferable considering the following factors:

•

For a consolidated group that comprises operations with a number of functional currencies, it is a decision of each entity to select its presentation currency under IAS 21, which may be the currency that management uses when controlling and monitoring the performance and financial position of the group. In the case of CEMEX, management uses the U.S. Dollar for these purposes;

•

The Company believes that presenting its consolidated financial information using the U.S. Dollar will improve and facilitate the analysis to a broad range of users (rating agencies, analysts, investors and lenders, among others) of the Company’s consolidated financial statements; and

•	The use of the U.S. Dollar as presentation currency will also improve the comparison of the CEMEX’s consolidated financial statements with those of other global entities.

As described in the next paragraph, the condensed consolidated financial statements, including comparative amounts and the accompanying notes to the condensed consolidated financial statements, are presented as if the new presentation currency had always been CEMEX’s presentation currency. The change in presentation currency does not affect the impact of CEMEX’s transactions in its financial statements, does not affect negatively or positively our financial position, does not constitute any form of foreign exchange hedge for balances denominated or transactions incurred in U.S. Dollars or other currencies and does not change in any form the several functional currencies used in each unit within CEMEX. Comparative financial statements and their related notes were restated for the change in presentation currency.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. Dollars at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for income statement accounts. The corresponding translation effect is included within “Other equity reserves” and is presented in the condensed consolidated statement of other comprehensive income for the period as part of the foreign currency translation adjustment until the disposal of the net investment in the foreign subsidiary.

Newly issued IFRS with impact on the reported periods

IFRS 16, Leases (“IFRS 16”)

Beginning January 1, 2019, IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize, for all leases, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract. Under this model, the lessee recognizes in the income statement amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX adopted IFRS 16 using the full

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017, as follows:

		As of January 1, 2017
Assets for the right-of-use, net (note 11)	US$	920
Deferred tax assets		31
Lease financial liabilities		(1,032)

Retained earnings [1]	US$	(81)

1

The initial effect refers to a temporary difference between the straight-line amortization expense of the right-of-use asset against the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

CEMEX restated the previously reported income statements and comparative amounts presented through the rules of these financial statements, for the nine-month period ended September 30, 2018 to give effect to the retrospective adoption of IFRS 16, is presented as follows:

Condensed income statement information		September 30, 2018 (Original)	September 30, 2018 (Restated)
Revenues	US$	10,608	10,608
Cost of sales		(6,989)	(6,970)
Operating expenses		(2,322)	(2,304)
Other expenses, net		(82)	(82)
Financial expense, net and others		(449)	(502)

Earnings before income tax		766	750
Income tax		(187)	(186)

Earnings from continuing operations	US$	579	564

As of September 30, 2019 and December 31, 2018, assets for the right-of-use amounted to US$1,231 and US$1,234, respectively. In addition, the effect of the adoption on financial liabilities related to lease contracts amounted to US$1,180 as of September 30, 2019 and US$1,194 as of December 31, 2018 and were included within “Other financial obligations.” All amounts as remeasured during 2019.

IFRS 9, Financial Instruments: classification and measurement (“IFRS 9”)

In 2018 CEMEX adopted IFRS 9 beginning January 1, 2018, which sets forth the guidance relating to the classification and measurement of financial assets and financial liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting; and replaced IAS 39, Financial instruments: recognition and measurement (“IAS 39”). CEMEX applied IFRS 9 prospectively. The Company’s accounting policies were changed to comply with IFRS 9.

Among other aspects of presentation that had no impact on the valuation or the book value of the Company’s financial assets and liabilities and therefore on the retained earnings of CEMEX, regarding the new impairment model under IFRS 9 based on expected credit losses, impairment losses for the entire lifetime of financial assets,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

IFRS 9, Financial Instruments: classification and measurement (“IFRS 9”)—continued

including trade accounts receivable, are recognized on initial recognition of the asset, and in each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement the history of credit losses and current conditions, as well as reasonable and supportable forecasts affecting collectability. CEMEX developed an expected credit loss model applicable to its trade accounts receivable that considers the historical performance and economic environment, as well as the credit risk and expected developments for each group of customers and applied the simplified approach upon adoption of IFRS 9.

The effects of the adoption of IFRS 9 on January 1, 2018 related to the expected credit loss model represented an increase in the allowance for expected credit losses of US$29 recognized against retained earnings, net of a deferred income tax asset of US$8. The balances of such allowance for expected credit losses and deferred tax assets increased from the reported amounts as of December 31, 2017 of US$109 and US$754, respectively, to US$138 and US$762 as of January 1, 2018, respectively, after the adoption effects.

Definition of terms

When reference is made to “US$” or dollars, it means millions of U.S. Dollars. Except when specific references are made to “earnings per share” and “prices per share,” the amounts in the condensed consolidated financial statements and the accompanying notes are stated in millions of U.S. Dollars. When reference is made to pesos or “Ps,” it means millions of Mexican pesos. When reference is made to “£” or pounds, it means millions of British pounds sterling. When reference is made to “€” or Euros, it means millions of the currency in circulation in a significant number of European Union countries.

2B)	TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

The most significant closing exchange rates and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for condensed consolidated balance sheet accounts and condensed consolidated income statement accounts, respectively, as of September 30, 2019 and December 31, 2018, as well as the approximate average exchange rates for the nine-month periods ended as of September 30, 2019 and 2018, were as follows:

	As of September 30, 2019		As of December 31, 2018	As of September 30, 2018
Currency	Closing	Average	Closing	Average
Mexican Peso	19.73	19.39	19.65	18.97
Euro	0.9174	0.8925	0.8727	0.8386
British Pound Sterling	0.8134	0.7881	0.7843	0.7413
Colombian Peso	3,462	3,268	3,250	2,886
Egyptian Pound	16.27	16.95	17.96	17.79
Philippine Peso	51.83	51.84	52.58	52.64

2C)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

The main items subject to estimates and assumptions made by management include, impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits.

In preparing these condensed consolidated financial statements, significant judgments made by management in applying CEMEX’s accounting policies and the key sources of information and assumptions were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018.

3.	DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

3A)	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

In connection with the binding agreements signed with Çimsa Çimento Sanayi Ve Ticaret A.Ş. on March 29, 2019 to divest CEMEX’s white cement business, except for Mexico and the U.S., for US$180, including its Buñol cement plant in Spain and its international white cement customers list, the transaction is pending the authorization of the Spanish authorities. CEMEX currently expects it could close this divestment during the last quarter of 2019 or early in 2020. As of September 30, 2019, the Spanish white cement business is presented in the statement of financial position in the line item “Assets held for sale.” Moreover, CEMEX’s operations of this business in Spain for the nine-month periods ended September 30, 2019 and 2018 are reported net of tax in the single line item “Discontinued operations.”

On June 28, 2019, after obtaining customary authorizations, CEMEX closed with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price of €31.8. CEMEX’s operations of these disposed business in France for the period from January 1 to June 28, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of US$17, which includes the recycling to the income statement of currency translation effects of US$4 accrued in equity until the date of disposal and a proportional allocation of goodwill related to this reporting segment of US$8.

On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix business in the North and North-West regions of Germany to GP Günter Papenburg AG for €87. The business divested in Germany consist of 4 aggregates quarries and 4 ready-mix facilities in North Germany, and 9 aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the period from January 1 to May 31, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of US$59, which includes the recycling to the income statement of currency translation effects of US$8 accrued in equity until the date of disposal.

On March 29, 2019, CEMEX closed the sale of its business in the Baltics and Nordics to the German building materials group Schwenk, for a price equivalent to US$387. The Baltic business divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The business divested also included CEMEX’s approximate 38% indirect interest in one cement production plant in Akmenes in Lithuania, with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic business divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s operations of these disposed

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

businesses for the period from January 1 to March 29, 2019 and for the nine-month period ended September 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of US$66, which includes the recycling to the income statement of currency translation effects of US$31 accrued in equity until the date of disposal.

On September 27, 2018, after receiving the corresponding authorizations by local authorities, CEMEX concluded the disposal of its construction materials operations in Brazil to Votorantim Cimentos N/NE S.A., comprised mainly of a fluvial cement distribution terminal located in Manaus, Amazonas state and its operating license. The selling price was US$31 including working capital adjustments and before withholding taxes. CEMEX’s operations for its operating segment in Brazil for the period from January 1 to September 27, 2018 are reported net of tax in the single line item “Discontinued operations.”

The following table presents condensed combined information of the income statements of CEMEX’s discontinued operations of: a) the white cement business in Spain for the nine-month periods ended September 30, 2019 and 2018, b) the French business for the period from January 1 to June 28, 2019 and for the nine-month period ended September 30, 2018, c) the German business for the period from January 1 to May 31, 2019 and for the nine-month period ended September 30, 2018, d) the Baltic and Nordic businesses for the period from January 1 to March 29, 2019 and for the nine-month period ended September 30, 2018, and e) the operating segment in Brazil for the period from January 1, 2018 to September 27, 2018:

		2019	2018
Revenues	US$	141	345
Cost of sales and operating expenses		(138)	(315)
Other income, net		1	—
Financial expenses, net		—	(1)

Earnings before income tax		4	29
Income tax		—	(1)

Result of discontinued operations		4	28
Disposal result, withholding taxes and reclassification of currency translation effects		144	12

Net result of discontinued operations	US$	148	40

3B)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

Reportable segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available.

The financial information by reportable segment and line of business reported in the tables below for the nine-month periods ended September 30, 2019 and 2018 and for the year ended as of December 31, 2018 has been restated in order to give effect to the discontinued operations described in note 3A. The Company’s operations are organized into five geographical regions, also each under the supervision of a regional president, as follows:

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

1) Mexico, 2) United States, 3) Europe, which includes CEMEX’s operations in the United Kingdom, France, Germany, Spain, Poland, Czech Republic and Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, 4) South, Central America and the Caribbean (“SCA&C”), which includes CEMEX’s operations in Colombia, Panama, Costa Rica, Dominican Republic, Trinidad Cement Limited (“TCL”), including operations in Trinidad and Tobago, Jamaica, Guyana and Barbados, Puerto Rico, Nicaragua, the Caribbean, Guatemala and El Salvador, and 5) Asia, Middle East and Africa (“AMEA”) , which includes CEMEX’s operations in the Philippines, Israel, Egypt and United Arab Emirates. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the business of information technology solutions, 3) the Parent Company, other corporate entities and finance subsidiaries, and 4) other minor subsidiaries with different lines of business.

Selected information of the condensed consolidated income statements by reportable segment for the nine-month periods ended September 30, 2019 and 2018 was as follows:

For the nine-month period ended September 30, 2019		Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other income (expenses), net	Financial expense	Financial income and other items, net
Mexico	US$	2,175	(79)	2,096	740	119	621	(13)	(26)	1
United States		2,955	—	2,955	519	308	211	13	(47)	(10)
Europe
United Kingdom		784	—	784	118	64	54	1	(8)	(13)
France		661	—	661	74	36	38	—	(9)	—
Germany		322	(23)	299	42	21	21	6	(2)	(3)
Spain		245	(22)	223	12	30	(18)	(9)	(2)	4
Rest of Europe		494	(5)	489	87	35	52	—	(4)	(2)
SCA&C [1]
Colombia		376	—	376	59	20	39	(2)	(4)	(14)
Panama		143	(1)	142	38	13	25	(8)	—	—
Caribbean TCL [2]		189	(5)	184	45	16	29	(6)	(4)	(6)
Dominican Republic		183	(13)	170	62	7	55	—	—	—
Rest of SCA&C		393	(13)	380	80	14	66	(3)	(2)	(5)
AMEA
Philippines [3]		352	—	352	92	27	65	1	(2)	(4)
Israel		483	—	483	67	17	50	—	(2)	—
Rest of AMEA		216	—	216	7	15	(8)	(4)	(1)	26
Others		807	(425)	382	(159)	62	(221)	(108)	(413)	(12)

Continuing operations		10,778	(586)	10,192	1,883	804	1,079	(132)	(526)	(38)
Discontinued operations		147	(6)	141	18	15	3	1	—	—

Total	US$	10,925	(592)	10,333	1,901	819	1,082	(131)	(526)	(38)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

For the nine-month period ended September 30, 2018		Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other income (expenses), net	Financial expense	Financial income and other items, net
Mexico	US$	2,526	(65)	2,461	943	112	831	(28)	(25)	(10)
United States		2,843	—	2,843	543	285	258	5	(42)	(10)
Europe
United Kingdom		808	—	808	117	64	53	14	(9)	(15)
France		672	—	672	71	38	33	—	(10)	—
Germany		322	(56)	266	29	21	8	—	(2)	(3)
Spain		252	(40)	212	9	31	(22)	(7)	(3)	2
Rest of Europe		523	(6)	517	83	37	46	9	(3)	(2)
SCA&C [1]
Colombia		399	—	399	74	22	52	5	(5)	—
Panama		169	(8)	161	52	12	40	(1)	—	—
Caribbean TCL [2]		192	(4)	188	43	14	29	(5)	(2)	(5)
Dominican Republic		162	(14)	148	45	7	38	(1)	(1)	(1)
Rest of SCA&C		454	(13)	441	105	16	89	(2)	(2)	5
AMEA
Philippines [3]		343	—	343	75	27	48	(1)	(3)	(5)
Israel		469	—	469	66	16	50	—	(2)	(1)
Rest of AMEA		275	—	275	36	16	20	(5)	(1)	(3)
Others		925	(520)	405	(186)	53	(239)	(65)	(441)	76

Continuing operations		11,334	(726)	10,608	2,105	771	1,334	(82)	(551)	28
Discontinued operations		376	(31)	345	(54)	(24)	(30)	—	(1)	—

Total	US$	11,710	(757)	10,953	2,051	747	1,304	(82)	(552)	28

1

CEMEX Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador. As of September 30, 2019 and 2018, there is a non-controlling interest in CLH of 26.81% and 26.76%, respectively, excluding shares held in CLH’s treasury.

2	TCL’s shares trade on the Trinidad and Tobago Stock Exchange. As of September 30, 2019 and 2018, there is a non-controlling interest in TCL of 30.17% of its ordinary shares.
3

CEMEX’s operations in the Philippines are mainly conducted through CEMEX Holdings Philippines, Inc. (“CHP”), a Philippine company whose shares trade on the Philippines Stock Exchange. As of September 30, 2019 and 2018, there is a non-controlling interest in CHP of 33.22% and 45.0%, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

As of September 30, 2019 and December 31, 2018 selected information of condensed consolidated statement of financial position by reportable segment was as follows:

As of September 30, 2019		Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	US$	—	3,631	3,631	1,353	2,278	150
United States		136	14,089	14,225	2,195	12,030	220
Europe
United Kingdom		6	1,659	1,665	1,000	665	26
France		49	909	958	442	516	21
Germany		4	393	397	322	75	10
Spain		—	1,162	1,162	169	993	13
Rest of Europe		12	716	728	257	471	33
SCA&C
Colombia		—	1,031	1,031	421	610	18
Panama		—	353	353	57	296	6
Caribbean TCL		—	529	529	228	301	11
Dominican Republic		—	197	197	64	133	6
Rest of SCA&C		—	443	443	162	281	12
AMEA
Philippines		—	657	657	145	512	53
Israel		—	563	563	354	209	14
Rest of AMEA		—	451	451	118	333	6
Others		266	1,064	1,330	10,163	(8,833)	6

Assets held for sale and directly related liabilities		—	189	189	—	189	—

Total	US$	473	28,036	28,509	17,450	11,059	605

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

As of December 31, 2018		Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	US$	—	3,636	3,636	1,070	2,566	168
United States		126	14,072	14,198	2,251	11,947	405
Europe
United Kingdom		6	1,749	1,755	1,106	649	61
France		47	957	1,004	505	499	44
Germany		4	461	465	374	91	27
Spain		—	1,301	1,301	174	1,127	27
Rest of Europe		8	1,136	1,144	360	784	54
SCA&C
Colombia		—	1,249	1,249	445	804	22
Panama		—	368	368	65	303	12
Caribbean TCL		—	574	574	238	336	29
Dominican Republic		—	206	206	63	143	8
Rest of SCA&C		1	456	457	194	263	14
AMEA
Philippines		—	644	644	172	472	36
Israel		—	507	507	363	144	27
Rest of AMEA		—	449	449	174	275	15
Others		291	833	1,124	10,565	(9,441)	15

Assets held for sale and directly related liabilities		—	107	107	16	91	—

Total	US$	483	28,705	29,188	18,135	11,053	964

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

Revenues by line of business and reportable segment for the nine-month periods ended September 30, 2019 and 2018 were as follows:

2019		Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	US$	1,507	596	146	445	(519)	2,175
United States		1,217	1,650	692	312	(916)	2,955
Europe
United Kingdom		185	288	310	308	(307)	784
France		—	549	269	4	(161)	661
Germany		144	134	46	43	(45)	322
Spain		176	66	17	18	(32)	245
Rest of Europe		294	211	66	21	(98)	494
SCA&C
Colombia		269	134	40	51	(118)	376
Panama		111	39	12	12	(31)	143
Caribbean TCL		184	7	3	9	(14)	189
Dominican Republic		146	21	7	25	(16)	183
Rest of SCA&C		343	37	8	18	(13)	393
AMEA
Philippines		351	—	—	2	(1)	352
Israel		—	403	124	78	(122)	483
Rest of AMEA		159	73	1	5	(22)	216
Others		—	—	—	644	(423)	221

Continuing operations		5,086	4,208	1,741	1,995	(2,838)	10,192
Discontinued operations		65	44	35	2	(5)	141

Total	US$	5,151	4,252	1,776	1,997	(2,843)	10,333

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

2018		Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	US$	1,758	688	161	491	(572)	2,526
United States		1,212	1,581	638	294	(882)	2,843
Europe
United Kingdom		194	298	324	315	(323)	808
France		—	552	264	6	(150)	672
Germany		142	148	42	99	(109)	322
Spain		190	50	14	25	(27)	252
Rest of Europe		308	226	68	183	(262)	523
SCA&C
Colombia		266	144	43	69	(123)	399
Panama		131	55	17	13	(47)	169
Caribbean TCL		185	8	4	9	(14)	192
Dominican Republic		133	20	7	17	(15)	162
Rest of SCA&C		393	48	10	18	(15)	454
AMEA
Philippines		340	—	3	2	(2)	343
Israel		—	387	121	82	(121)	469
Rest of AMEA		201	90	1	9	(26)	275
Others		—	—	—	717	(518)	199

Continuing operations		5,453	4,295	1,717	2,349	(3,206)	10,608
Discontinued operations		187	111	83	17	(53)	345

Total	US$	5,640	4,406	1,800	2,366	(3,259)	10,953

4.	OPERATING EXPENSES

Consolidated operating expenses for the nine-month periods ended September 30, 2019 and 2018, by function are as follows:

		2019	2018
Administrative expenses [1]	US$	(946)	(975)
Selling expenses		(283)	(243)
Distribution and logistics expenses		(1,035)	(1,086)

	US$	(2,264)	(2,304)

1

All significant R&D activities are executed by several internal areas as part of their daily activities. For the nine-month periods ended September 30, 2019 and 2018, total combined expenses of these departments recognized within administrative expenses were US$27 and US$28, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

Depreciation and amortization for the nine-month periods ended September 30, 2019 and 2018 are detailed as follows:

		2019	2018
Included in cost of sales	US$	(675)	(675)
Included in administrative, selling and distribution and logistics expenses		(129)	(96)

	US$	(804)	(771)

5.	OTHER EXPENSES, NET

Other expenses, net for the nine-month periods ended September 30, 2019 and 2018, consisted of the following:

		2019	2018
Results from the sale of assets and others, net	US$	(85)	(46)
Restructuring costs		(34)	(18)
Impairment losses		(8)	(13)
Charitable contributions		(5)	(5)

	US$	(132)	(82)

6.	FINANCIAL INCOME AND OTHER ITEMS, NET

Financial income and other items, net for the nine-month periods ended September 30, 2019 and 2018, are detailed as follows:

		2019	2018
Financial income	US$	16	13
Effects of amortized cost on assets and liabilities and others, net		(45)	(42)
Foreign exchange results		(10)	(4)
Results from financial instruments, net (note 13C)		1	69
Results in the sale of associates (note 10)		—	(8)

	US$	(38)	28

7.	CASH AND CASH EQUIVALENTS

Consolidated cash and cash equivalents as of September 30, 2019 and December 31, 2018, consisted of:

		September 30, 2019	December 31, 2018
Cash and bank accounts.	US$	239	258
Fixed-income securities and other cash equivalents		60	51

	US$	299	309

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

Based on net settlement agreements, as of September 30, 2019 and December 31, 2018 the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX for US$26 and US$21, respectively, which are offset against the corresponding CEMEX’s obligations with the counterparties.

8.	TRADE ACCOUNTS RECEIVABLE

Consolidated trade accounts receivable as of September 30, 2019 and December 31, 2018, consisted of:

		September 30, 2019	December 31, 2018
Trade accounts receivable	US$	1,775	1,607
Allowances for expected credit losses		(115)	(119)

	US$	1,660	1,488

As of September 30, 2019 and December 31, 2018, the balances of this caption include trade accounts receivable of US$711 and US$664, respectively, that were sold under securitization programs for the sale of trade accounts receivable established in Mexico, the United States, France and the United Kingdom. Under these programs, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the trade accounts receivable sold and maintained as a liability amounted to US$587 as of September 30, 2019 and US$599 as of December 31, 2018. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to US$19 and US$17 for the nine-month periods ended September 30, 2019 and 2018, respectively.

9.	OTHER CURRENT ASSETS

As of September 30, 2019 and December 31, 2018, other current assets are mainly comprised of advance payments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

10.	EQUITY ACCOUNTED INVESTEES

As of September 30, 2019 and December 31, 2018, the investments in common shares of associates are as follows:

	Activity	Country	%		September 30, 2019	December 31, 2018
Camcem, S.A. de C.V.	Cement	Mexico	40.1	US$	216	208
Concrete Supply Co. LLC	Concrete	United States	40.0		71	66
Lehigh White Cement Company	Cement	United States	36.8		65	60
Akmenes Cementas AB (note 3A)	Cement	Lithuania	—		—	27
Société Méridionale de Carrières	Aggregates	France	33.3		15	16
Société d’Exploitation de Carrières	Aggregates	France	50.0		16	16
Cemento Interoceánico S.A.	Cement	Panama	25.0		8	8
Sociedad de Cementos Antillanos	Cement	French Antilles	26.0		4	4
Other companies	—	—	—		78	78

				US$	473	483

Out of which:
Book value at acquisition date				US$	343	368
Changes in stockholders’ equity				US$	130	115

11.	PROPERTY, MACHINERY AND EQUIPMENT AND ASSETS FOR THE RIGHT-OF-USE, NET

As of September 30, 2019 and December 31, 2018, consolidated property, machinery and equipment, net consisted of:

		September 30, 2019	December 31, 2018
Land and mineral reserves	US$	4,680	4,789
Buildings		2,372	2,633
Machinery and equipment		11,576	12,160
Construction in progress		1,117	1,061
Accumulated depreciation and depletion		(9,259)	(9,412)

	US$	10,486	11,231

As of September 30, 2019 and December 31, 2018, consolidated assets for the right-of-use, net were related to:

		September 30, 2019	December 31, 2018
Land and mineral reserves	US$	347	185
Buildings		431	408
Machinery and equipment		1,457	1,569
Accumulated amortization		(1,004)	(928)

	US$	1,231	1,234

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

12)	GOODWILL AND INTANGIBLE ASSETS, NET

As of September 30, 2019 and December 31, 2018, consolidated goodwill and intangible assets are summarized as follows:

		September 30, 2019				December 31, 2018
		Cost	Accumulated amortization	Carrying Amount		Cost	Accumulated amortization	Carrying Amount
Intangible assets of indefinite useful life:
Goodwill	US$	9,875	—	9,875	US$	9,912	—	9,912
Intangible assets of definite useful life:
Extraction rights		1,976	(382)	1,594		1,979	(357)	1,622
Industrial property and trademarks		44	(20)	24		44	(20)	24
Customer relationships		196	(196)	—		196	(196)	—
Mining projects		43	(5)	38		42	(5)	37
Others intangible assets		1,008	(639)	369		917	(576)	341

	US$	13,142	(1,242)	11,900	US$	13,090	(1,154)	11,936

For the nine-month periods ended September 30, 2019 and 2018, the amortization of intangible assets of definite useful life was US$91 and US$78, respectively and were recognized within operating costs and expenses.

13.	FINANCIAL INSTRUMENTS

13A)	SHORT-TERM AND LONG-TERM DEBT

Consolidated debt by interest rates, currencies and type of instrument are summarized as follows:

		September 30, 2019				December 31, 2018
		Short-term	Long-term	Total		Short-term	Long-term	Total
Floating rate debt	US$	276	3,154	3,430	US$	13	3,401	3,414
Fixed rate debt		37	5,616	5,653		32	5,865	5,897

	US$	313	8,770	9,083	US$	45	9,266	9,311

Effective rate [1]
Floating rate		3.4%	4.2%			7.8%	3.6%
Fixed rate		4.2%	5.6%			4.2%	5.6%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

		September 30, 2019					December 31, 2018
Currency		Short-term	Long-term	Total	Effective rate [1]		Short-term	Long-term	Total	Effective rate [1]
Dollars	US$	277	5,706	5,983	5.8%	US$	30	5,837	5,867	5.8%
Euros		3	2,369	2,372	3.1%		1	2,665	2,666	3.3%
Pounds		21	402	423	3.2%		—	439	439	2.9%
Philippine pesos		3	226	229	5.5%		2	257	259	4.6%
Other currencies		9	67	76	5.4%		12	68	80	5.9%

	US$	313	8,770	9,083		US$	45	9,266	9,311

1	Represents the weighted average nominal interest rate of the related debt agreements.

September 30, 2019		Short-term	Long-term	December 31, 2018		Short-term	Long-term
Bank loans				Bank loans
Loans in foreign countries, 2019 to 2024	US$	254	295	Loans in foreign countries, 2019 to 2024	US$	31	328
Syndicated loans, 2020 to 2024		—	3,012	Syndicated loans, 2020 to 2022		—	3,179

		254	3,307			31	3,507

Notes payable				Notes payable
Medium-term notes, 2024 to 2026		—	5,356	Medium-term notes, 2023 to 2026		—	5,606
Other notes payable, 2020 to 2025		6	160	Other notes payable, 2019 to 2025		7	160

		6	5,516			7	5,766

Total bank loans and notes payable		260	8,823	Total bank loans and notes payable		38	9,273
Current maturities		53	(53)	Current maturities		7	(7)

	US$	313	8,770		US$	45	9,266

As of September 30, 2019 and December 31, 2018, discounts, fees and other direct costs incurred in the issuance of CEMEX’s outstanding notes payable and bank loans for US$65, for both periods, reduce the balance of notes payable and are amortized to financing expense over the maturity of the related debt instruments under the amortized cost method.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

The maturities of consolidated long-term debt as of September 30, 2019, are as follows:

		September 30, 2019
2020	US$	3
2021		659
2022		1,420
2023		650
2024 and thereafter		6,038

	US$	8,770

Relevant debt transactions during 2019

On March 19, 2019, CEMEX, S.A.B. de C.V. issued €400 aggregate principal amount of its March 2026 Euro Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2026 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

On April 15, 2019, CEMEX, S.A.B. de C.V. redeemed €400 aggregate principal amount of its March 2023 Euro Notes (the “March 2023 Euro Notes Redemption”) using mainly the proceeds from the issuance of the March 2026 Euro Notes. On March 30, 2019, CEMEX, S.A.B. de C.V. issued a notice of full redemption of the remaining €150 aggregate principal amount of the March 2023 Euro Notes, which were redeemed on April 30, 2019.

Facilities agreement

In February 2019, CEMEX, S.A.B. de C.V. launched a consent request to lenders under the 2017 Credit Agreement, pursuant to which lenders were requested to consent to certain amendments to the 2017 Credit Agreement in order to, among other things, (i) extend the July 2020 and January 2021 repayment installments for a significant portion of the term loan tranches by three years; (ii) delay the scheduled tightening of the consolidated financial leverage ratio limit by one year; and (iii) make adjustments for the implementation of IFRS 16 (together, the “2019 Credit Agreement Amendments”). In March 2019, CEMEX, S.A.B. de C.V. obtained the requisite consents from lenders under the 2017 Credit Agreement to make the 2019 Credit Agreement Amendments. The 2019 Credit Agreement Amendments became effective when certain customary conditions precedent were fulfilled, and the parties entered into an amendment and restatement agreement to the 2017 Credit Agreement, on April 2, 2019.

For the nine-month periods ended September 30, 2019 and 2018, as a result of the debt transactions incurred by CEMEX mentioned above, CEMEX paid combined premiums and fees costs, associated with the extinguished portion of the repurchased notes for US$37 and US$47, respectively, were recognized in the condensed consolidated income statement in each period within “Financial expense”. Moreover, proportional fees and issuance costs related to the extinguished debt instruments for US$1 in 2019 and US$4 in 2018 that were pending for amortization were recognized in condensed consolidated income statement of each period as part of “Financial expense.”

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

13B)	OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the condensed consolidated statement of financial position are detailed as follows:

			September 30, 2019				December 31, 2018
			Short-term	Long-term	Total		Short-term	Long-term	Total
I.	Convertible subordinated notes due 2020	US$	518	—	518	US$	—	514	514
II.	Mandatory convertible securities due 2019		5	—	5		19	—	19
III.	Liabilities secured with accounts receivable		587	—	587		599	—	599
IV.	Lease liabilities		219	1,070	1,289		242	1,081	1,323

		US$	1,329	1,070	2,399	US$	860	1,595	2,455

Optional Convertible subordinated notes due 2020

During 2015, the Parent Company issued US$521 aggregate principal amount of 3.72% convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”) as a result of exchanges or settlements of other convertible notes. The 2020 Convertible Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of the Parent Company’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The value of the conversion option as of the issuance dates which amounted to US$13 was recognized in other equity reserves. As of September 30, 2019 and 2018, the conversion price per ADS for the 2020 Convertible Notes was US$10.88 and US$11.01 dollars respectively. After antidilution adjustments, the conversion rate for the 2020 Convertible Notes as of September 30, 2019 and 2018 was 91.9515 and 90.8592 ADS per each 1 thousand dollars principal amount of such notes in both years.

Mandatory convertible securities due 2019

In December 2009, the Parent Company exchanged debt into US$315 principal amount of 10% mandatorily convertible securities in pesos with maturity in November 2019 (the “2019 Mandatorily Convertible Securities”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches Ps29.50 pesos into 210 million CPOs at a conversion price of Ps19.66 pesos per CPO. Holders have an option to voluntarily convert their securities on any interest payment date into CPOs. The conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the statement of operations (note 13C).

Liabilities secured with accounts receivable

As mentioned in note 8, as of September 30, 2019 and December 31, 2018, in connection with CEMEX’s sale of trade accounts receivable under securitization programs and/or factoring programs with recourse, the funded amounts of such receivables sold are recognized in “Other financial obligations” in the condensed consolidated statement of financial position.

Lease liabilities

Assets for the right-of-use related to these liabilities are disclosed in note 11.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

13C)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee and the restrictions set forth by its debt agreements and its hedging strategy, CEMEX held derivative instruments, with the objective of, as the case may be of: a) changing the risk profile or fixed the price of fuels and electric energy; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes. The notional amounts and fair values of CEMEX’s derivative instruments are as follows:

			September 30, 2019		December 31, 2018
	(U.S. dollars millions)		Notional amount	Fair Value	Notional amount	Fair Value
I.	Net investment hedge	US$	1,249	(12)	1,249	2
II.	Equity forwards on third party shares		93	2	111	2
III.	Interest rate swaps		1,121	(35)	1,126	(8)
IV.	Fuels price hedging		113	(2)	122	(14)
V.	2019 Mandatorily Convertible Securities		—	—	—	(1)

		US$	2,576	(47)	2,608	(19)

The caption “Financial income and other items, net” includes gains and losses related to the recognition of changes in fair values of derivative instruments during the applicable period which, for the nine-month period ended September 30, 2019 and 2018, represented a net loss of US$1 and gains of US$64, respectively.

I.	Net investment hedge

As of September 30, 2019 and 2018 there were US$/MXP foreign exchange forward contracts under a program planned to be up to US$1,250, with monthly revolving settlement dates from 1 to 24 months. The average life of these contracts is one year. For accounting purposes under IFRS, CEMEX has designated this program as a hedge of CEMEX’s net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the nine-month period ended September 30, 2019 and 2018, these contracts generated losses of US$55 and US$99, respectively.

II.	Equity forwards on third party shares

As of September 30, 2019 and December 31, 2018, CEMEX maintained equity forward contracts with cash settlement in March 2020 and March 2019, respectively, over the price of 17.6 million shares of GCC in 2019 and 20.9 million in 2018, in connection with the sale of CEMEX’s remaining GCC shares in September 2017. During 2019, CEMEX early settled a portion of these contracts for 3.3 million shares. Changes in the fair value of these instruments and early settlement effects generated, for the nine-month period ended September 30, 2019 and 2018, gains of US$3 and US$57, respectively, recognized within “Financial income and other items, net” in the income statement.

III.	Interest rate swaps

As of September 30, 2019 and 2018, CEMEX held interest rate swaps for a notional amount of US$1,000 the fair value of which represented a liability of US$45, negotiated in June 2018 to fix interest payments of existing bank

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

loans bearing floating rates. The contracts mature in June 2023. For accounting purposes under IFRS, CEMEX designated for accounting purposes these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently recognized through financial expense as interest expense on the related bank loans is accrued. For the nine-month period ended September 30, 2019 and 2018, changes in fair value of these contracts generated losses of US$34 and gains of US$1, respectively, recognized as part of other comprehensive income in equity.

As of September 30, 2019, and 2018, CEMEX had an interest rate swap maturing in September 2022 associated with an agreement entered by CEMEX for the acquisition of electric energy in Mexico, the fair value of which represented assets of US$10 and US$11, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX receives fixed rate of 5.4% and pays LIBOR. Changes in the fair value of this interest rate swap generated, for the nine-month period ended September 30, 2019 and 2018, losses of less than US$1 and US$6, respectively.

IV.	Fuels price hedging

As of September 30, 2019 and 2018, CEMEX maintained derivative contracts negotiated to hedge the price of certain fuels, including diesel, gas and coal, as solid fuel, in several operations for aggregate notional amounts of US$112 and US$48, respectively, with an estimated aggregate fair value representing liability of US$2 in 2019 and assets of US$13 in 2018. By means of these contracts, for its own consumption only, CEMEX fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel, gas or coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are assigned/allocated to operating expenses as the related fuel volumes are consumed. For the nine-month period ended September 30, 2019 and 2018, changes in fair value of these contracts recognized in other comprehensive income represented gains of US$12 and losses of US$5, respectively.

V.	2019 Mandatorily Convertible Securities and options on the Parent Company’s own shares

In connection with the 2019 Mandatorily Convertible Securities (note 13B); considering that the securities are denominated in pesos and the functional currency of the Parent Company’s division that issued the securities is the dollar, CEMEX separated the conversion option embedded in such instruments and recognized it at fair value through the income statement, which resulted in an insignificant liability as of September 30, 2019 and US$1 as of September 30, 2018. For the nine-month period ended September 30, 2019 and 2018, changes in fair value generated gains of US$1 and US$13, respectively.

13D)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

CEMEX’s carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of long-term debt is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

As of September 30, 2019 and December 31, 2018, the carrying amounts of long-term financial assets and liabilities and their respective fair values were as follows:

		September 30, 2019			December 31, 2018
		Carrying amount	Fair value		Carrying amount	Fair value
Financial assets
Derivative instruments (note 13C)	US$	11	11	US$	15	15
Other investments and non-current accounts receivable		246	246		253	253

	US$	257	257	US$	268	268

Financial liabilities
Long-term debt (note 13A)	US$	8,770	8,907	US$	9,266	9,174
Other financial obligations (note 13B)		1,070	1,070		1,595	1,590
Derivative instruments (note 13C)		46	46		21	21

	US$	9,886	10,023	US$	10,882	10,785

As of September 30, 2019, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

		September 30, 2019
Monetary assets	US$	2,801
Monetary liabilities		(16,661)

Net monetary assets (liabilities)	US$	(13,860)

Out of which:
Dollars	US$	(8,430)
Pesos		(772)
Euros		(2,984)
Pounds		(702)
Other currencies		(972)

	US$	(13,860)

13E)	RISK MANAGEMENT

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

As of September 30, 2019, current liabilities, which included US$1,642 of current maturities of debt and other financial obligations, exceed current assets by US$1,598. From this excess of current liabilities, US$518 are related to the 2020 Convertible Notes maturing in March 2020, which payment is considered using long-term lines of credit as explained below, and US$219 are related to the current portion of IFRS 16 lease liabilities, which related right-of-use asset is a noncurrent item. The rest of such excess is mainly related with the extended payment periods to the Company’s suppliers as compared to the Company´s collection periods to its customers, which the Company does not considers a liquidity risk since the related balances are continually replaced in the normal course of business. For the nine-month period ended September 30, 2019, CEMEX generated net cash flows provided by operating activities from continuing operations of US$612, after payments of interest and income taxes. As a complementary strategy to manage liquidity risks, the Company’s management engaged in the middle of 2018, as part of a wider enhancement plan, in a divestment initiative for the sale of non-core businesses until December 2020 with a target of proceeds in a range between US$1.5 billion to US$2 billion. As of September 30, 2019 the achievement of the divestment initiative approximates 50% of the low range of target. Any such proceeds are applied to general corporate purposes including debt reduction (see note 3A). Furthermore, as of September 30, 2019, CEMEX has committed available lines of credit under its 2017 Credit Agreement, which includes the revolving credit facility and an undrawn tranche for a combined amount of US$935, as well as CEMEX’s proven capacity to continually refinance and replace its short-term obligations, will enable CEMEX to meet any liquidity risk in the short-term.

14.	OTHER CURRENT LIABILITIES

As of September 30, 2019 and December 31, 2018, consolidated other current accounts payable and accrued expenses were as follows:

		September 30, 2019	December 31, 2018
Provisions [1]	US$	479	535
Interest payable		86	94
Other accounts payable and accrued expenses		342	266
Contract liabilities with customers [2]		175	234

	US$	1,082	1,129

1

Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

2	As of September 30, 2019 and December 31, 2018, the caption contract liabilities with customers, includes advances from customers for US$135 and US$195, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

15.	INCOME TAXES

Consolidated income tax expense is recognized based on Management’s best estimate of the weighted average annual effective income tax rate expected for the full year applied to the income before income tax for the nine-month periods ended September 30, 2019 and September 30, 2018, respectively, and adjusted for the tax effect of certain items recognized in full in the interim period.

		2019	2018
Current income tax expense	US$	115	86
Deferred income tax expense		36	100

	US$	151	186

16.	STOCKHOLDERS’ EQUITY

16A)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of September 30, 2019 and December 31, 2018 the breakdown of common stock and additional paid-in capital was as follows:

		September 30, 2019	December 31, 2018
Common stock	US$	318	318
Additional paid-in capital		10,039	10,013

	US$	10,357	10,331

On August 19, 2019, CEMEX announced that it has commenced its stock repurchase program (the “Program”), which was approved at the annual general ordinary shareholders’ meeting held on March 28, 2019 (the “Meeting”). The Program approved by the Meeting allows CEMEX to repurchase up to US$500 of CEMEX’s shares until CEMEX’s general ordinary shareholders’ meeting to be held in 2020. As of September 30, 2019, CEMEX has repurchased 157.7 million of CEMEX CPOs, at a weighted-average price of Ps6.2626 pesos per CPO. The total amount of these CPO repurchases, excluding fees and value-added tax, is Ps988 (US$49).

On March 28, 2019, stockholders at the annual ordinary shareholders’ meeting approved: (i) a cash dividend of US$150. The dividend will be covered in two installments, the first installment will be for half of the dividend starting on June 17, 2019 and the second installment for the remainder of the dividend starting on December 17, 2019; (ii) the acquisition of own shares of up to US$500 or its equivalent in Mexican pesos, as the maximum amount of resources that through fiscal year 2019, and until the next Annual Shareholder’s Meeting is held, CEMEX may be used for the acquisition of its own shares or securities that represent such shares; (iii) a decrease of CEMEX’s share capital, in its variable part for the amount of Ps5.477, through the cancellation of 2 million ordinary, registered and without par-value, treasury shares; (iv) a decrease of CEMEX’s share capital, in its variable part for the amount of Ps1.3 by the cancellation of 461 thousand ordinary, registered and without par-value, treasury shares; (v) The increase of CEMEX’s share capital in its variable part for the amount Ps417 thousand , through the issuance of 150 million ordinary. The subscription of shares representing the capital increase will be made at a theoretical value of $ 0.00277661 pesos per share, and in its case plus a premium defined by the Board of Directors.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

On June 14, 2019, CEMEX announced that, in compliance with the resolutions adopted at CEMEX, S.A.B. DE C.V.’s General Ordinary Shareholders’ Meeting held on March 28, 2019, from June 17, 2019 will proceed to make payment of the first installment of the cash dividend at the rate of US$0.001663 dollar per share. CPO holders will receive a cash dividend of Ps0.095610 pesos per CPO and ADS holders will receive a cash dividend of US$0.049890 dollar per ADS. ADS holders received the dividend on June 18, 2019.

16B)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of September 30, 2019 and December 31, 2018 non-controlling interest in equity amounted to US$1,060 and US$1,128, respectively.

Perpetual debentures

As of September 30, 2019 and December 31, 2018, the balances of the non-controlling interest included US$441 and US$444, respectively, representing the notional amounts of perpetual debentures. Interest expense on the perpetual debentures, which is accrued based on the principal amount, was included within “Other equity reserves” and represented expenses of US$22 and US$21 for the nine-month period ended September 30, 2019 and September 30, 2018, respectively.

17.	CONTINGENCIES FROM LEGAL PROCEEDINGS AND OTHER SIGNIFICANT PROCESSESS

As of September 30, 2019, CEMEX is involved in various legal proceedings which have not required the recognition of accruals, as CEMEX believes that the probability of loss is less than probable or remote after considering all the elements of such proceedings, although the outcome of favorable resolutions cannot be assured, as well as proceedings in which a negative resolution for CEMEX may represent, among other things, the revocation of operating licenses or the assessment of fines, whereby CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. As of September 30, 2019, the details of the most significant updates events in relation to the most important contingencies disclosed in the financial statements as of December 31, 2018, were as follows:

Other significant processes—Maceo Plant

Lease contract, mandate agreement and operation contract

•

In July 2013, in connection with the cement plant built in the municipality of Maceo in Colombia, CEMEX Colombia, S.A. (“CEMEX Colombia”) signed with the provisional depository designated by the former Drugs National Department (then depository of the assets subject to the expiration of property process), which functions after its liquidation were assumed by the Administrator of Special Assets (Sociedad de Activos Especiales S.A.S. or the “SAE”), a lease contract for a period of five years by means of which CEMEX Colombia was duly authorized to build and operate the plant (the “Lease Contract”). Moreover, in 2014, the provisional depository granted a mandate (the “Mandate”) to CEMEX Colombia for an indefinite period for the same purpose of continuing the construction and operation of the plant. On July 15, 2018, the aforementioned Lease Contract expired.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

On April 12, 2019, CEMEX Colombia, Corporación Cementera Latinoamericana, S.L.U. and another of its subsidiaries reached a conciliatory agreement with the SAE and CI Calizas before the Attorney General’s Office and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which will allow CEMEX Colombia to continue using the assets subject to the aforementioned expiration of property process for an initial term of 21 years that can be renewed for 10 additional years, provided that the extension of the mining concession is obtained. The Operation Contract was signed by CI Calizas and Zomam with the authorization of the SAE as delegate of these last two companies, considering the following terms:

•

As consideration for entering into the agreement, CEMEX Colombia and/or a subsidiary will pay to CI Calizas y Minerales S.A. (“CI Calizas”), seller of several Maceo assets mainly comprising land, the mining concession and the shares of the entity Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”), the later subsidiary of CEMEX Colombia and holder of the free zone declaration, both entities intervened by the SAE under the expiration of property proceeding, the following amounts in Colombian Pesos equivalent: a) an annual payment of US$14 thousand to CI Calizas for the use of land that will be adjusted annually for changes in the Consumer Price Index; b) a single payment for the rental of the aforementioned land from July 2013 to the signing date, based on the agreed upon rental amounts, reducing the lease payments made by CEMEX Colombia prior to the signing of the Operation Contract; c) an additional single payment in Pesos equivalent to US$289 thousand already paid for considerations not received during the negotiations of the Operation Contract; and d) a payment for the limestone extracted to date for an amount in Pesos equivalent to US$1 million payable in two installments, the first already paid and the second a year after the signing of the Operation Contract.

•

Once the Maceo Plant begins commercial operations, CEMEX Colombia and/or a subsidiary will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of CEMEX Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the Free Zone benefit, or, 0.3% of the aforementioned net sales exclusively for the use of equipment, in case that Zomam losses the benefits as Free Trade Zone.

•

The Operation Contract will continue in force regardless of the result in the expiration of property process, except that the applicable criminal judge would recognize ownership rights of the assets under expiration of property to CEMEX Colombia and its subsidiary, in which case the Operation Contract would no longer be needed and would be early terminated.

Status in connection with the commissioning of the plant

•

On September 3, 2019, CEMEX Colombia was notified of the resolution issued by Corantioquia’s Directive Council, the regional environmental authority, regarding the approval for the subtraction from the Integrated Management District (“IMD”) of 169.2 hectares related to the surface of Maceo’s Plant. As of September 30, 2019, after the signing of the Operation Contract and the subtraction of the plant’s extension from the IMD, the commissioning of the Maceo plant and the conclusion of the access road remain suspended until favorable resolutions would be obtained in other significant procedures in process with the respective authorities to guarantee the start-up of the project, such as: a) modify the permitted use of land where the project is located to harmonize it with industrial and mining activities; b) modify the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended

September 30, 2019 and 2018

(Millions of U.S. Dollars)

environmental license to increase the production at least up to 950 thousand tons per year; and c) obtaining several permits for the conclusion of the access road. CEMEX Colombia continues the efforts to address these issues as soon as possible. Meanwhile, CEMEX Colombia will limit its activities to those currently authorized.

Assuming that CEMEX Colombia conducted itself in good faith, and taking into account that its investments in the Maceo Project were incurred with the consent of the SAE and CI Calizas under the Lease Agreement and the accompanying mandate, CEMEX believes the value of such investments is protected by Colombian law. As of September 30, 2019, at this stage of the proceedings, CEMEX believes that the likelihood of an adverse result in this matter is not probable. However, we believe that an adverse resolution in which CEMEX Colombia is not compensated for the value of its investments in the Maceo Project could have a material adverse effect on our results of operations, liquidity or financial condition.

Other significant processes—Class action complaint

On March 16, 2018, a putative securities class action complaint was filed against CEMEX and one of our members of the board of directors (CEO) and certain of our officers (CEO and CFO) in the U.S. District Court for the Southern District of New York, on behalf of investors who purchased or otherwise acquired securities of ours between August 14, 2014 to March 13, 2018, inclusive. The complaint alleged violations of issuing press releases and SEC filings that included materially false and misleading statements in connection with alleged misconduct relating to the Maceo Project and the potential regulatory or criminal actions that might arise as a result. On September 14, 2018, we filed a motion to dismiss this lawsuit. During the fourth quarter of 2018, plaintiffs filed an opposition brief to this motion to dismiss and we filed a response to such opposition brief. On July 12, 2019, a Judge granted our motion to dismiss the action but permitted plaintiffs an opportunity to re-plead. On August 1, 2019, plaintiffs filed a Second Amended Class Action Complaint, again based on purported false and misleading statements in connection with alleged misconduct relating to the Maceo Project and the potential regulatory or criminal actions that might arise as a result. The Second Amended Class Action Complaint altered the class period to now start on April 23, 2015, and added Cemex Latam Holdings, S.A. (“CLH”) as a party. CEMEX continues to deny liability and intends to vigorously defend the case. As of September 30 , 2019, at this stage of the proceedings, we are not able to assess the likelihood of an adverse result to this lawsuit because of its current status and its preliminary nature, and for the same reasons, we are also not able to assess if a final adverse result in this lawsuit would have a material adverse impact on our results of operations, liquidity and financial condition.

18.	SUBSEQUENT EVENTS

On November 4, 2019, CEMEX amended its facilities agreement dated July 19, 2017. These amendments include:

•	Amendments providing for an additional basket of up to US$500 exclusively for share repurchases during the life of the Facilities Agreement;

•	Amendments providing for a new allowance for disposals of minority positions in subsidiaries that are not obligors under the Facilities Agreement of up to US$100 per calendar year.

•	Amendments relating to the implementation of corporate reorganizations in Mexico, Europe and for the Trinidad Cement Group; and

•	Amendments to the consolidated leverage ratio and the consolidated coverage ratio to increase CEMEX’s flexibility